                                                 Sec File No. 333-00081
                                                 Rule 424(b)(1)



                                1,300,000 SHARES

                             EAGLE BANCSHARES, INC.
                                  COMMON STOCK


     All of the 1,300,000 shares of Common Stock offered hereby are being sold by Eagle Bancshares, Inc. (the "Company"). The Company's Common Stock is listed for trading on the Nasdaq National Market under the symbol "EBSI." On February 12, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $16.00 per share. On that date, the closing bid and ask prices for the Common Stock were $16.00 and $17.25, respectively.


    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

  THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER
     OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE SAVINGS ASSOCIATION
       INSURANCE FUND OR THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT
            INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.


-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        PRICE TO           UNDERWRITING          PROCEEDS TO
                                         PUBLIC             DISCOUNT(1)         COMPANY(1)(2)
-------------------------------------------------------------------------------------------------
Per Share.........................        $16.00               $.85                $15.15
-------------------------------------------------------------------------------------------------
Total(3)..........................      $20,800,000         $1,071,344           $19,728,656
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------



(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Company has directed the sale of 67,312 shares (the "Directed Shares") of Common Stock without the payment of a selling concession of $.50 per share which results in additional proceeds to the Company of $33,656 that are included in the total Proceeds to Company. The Tucker Federal Savings & Loan Association 401(k) Savings and Employee Stock Ownership Plan will purchase 62,500 of the Directed Shares. See "Management -- Stock Ownership of Directors and Executive Officers" and "Underwriting."



(2) Before deducting expenses payable by the Company estimated at $245,000.



(3) The Company has granted the Underwriters a 30-day option to purchase up to 195,000 additional shares of Common Stock at the Price to Public solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company would be $23,920,000, $1,237,094 and $22,682,906, respectively. See "Underwriting."


                         ------------------------------


     The shares of Common Stock are offered by the Underwriters, subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about February 15, 1996.



INTERSTATE/JOHNSON LANE                            MORGAN KEEGAN & COMPANY, INC.

         CORPORATION


                THE DATE OF THIS PROSPECTUS IS FEBRUARY 12, 1996

[A MAP OF METROPOLITAN ATLANTA SHOWING THE COMPANIES' 10 BRANCH OFFICE LOCATIONS AND A MAP OF THE SOUTHEASTERN U.S. SHOWING THE COMPANIES' 14 LOAN PRODUCTION OFFICES.]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this Prospectus. Unless indicated otherwise, the information in this Prospectus gives effect to a two-for-one split of the Common Stock effected in the form of a stock dividend paid on December 21, 1995 and assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Eagle Bancshares, Inc. (the "Company") is a metropolitan Atlanta, Georgia based savings and loan holding company, primarily engaged through its subsidiaries in retail and mortgage banking with 24 locations in the Southeast. The Company's principal subsidiary is Tucker Federal Savings and Loan Association (the "Bank"). Based on total assets at September 30, 1995, the Bank is the largest thrift institution headquartered in metropolitan Atlanta and operates ten full service branch offices located in Cherokee, DeKalb, Fulton and Gwinnett counties, Georgia. Through its subsidiary Prime Eagle Mortgage Corporation ("PrimeEagle"), the Company operates 14 loan production offices located in Georgia, Florida, North Carolina, South Carolina and Tennessee. The Company also engages in real estate brokerage and development in metropolitan Atlanta.

     As a result of the recent acquisitions of banks and thrifts in Atlanta by large out-of-state bank holding companies, the Company is now the second largest independent financial institution headquartered in the metropolitan Atlanta area based on total assets at September 30, 1995. Because the Company is headquartered in its primary market area, the Company believes it is able to provide personalized service and local decision making that is typically not available from financial institutions headquartered out-of-state. As a result, the Company believes it is well positioned to serve the banking needs of small businesses and individuals that consider personalized service and local decision making to be important aspects of a banking relationship.

     The Company's near-term strategy is to continue to capitalize on certain opportunities which have been presented by recent consolidations. First, staff reductions and branch closings at other institutions have enabled the Company to hire experienced banking executives. Second, the Company has acquired a multi-office mortgage banking company, acquired additional retail deposits and attracted new customers. Third, the Company is now in a position to acquire smaller financial institutions in the metropolitan Atlanta area, which will enable the Company to further expand its franchise. Fourth, operating under a federal thrift charter, the Bank can open or acquire new branches throughout the State of Georgia and across state lines, including markets in which the Company currently operates loan production offices. The Company's long-term strategy is to increase stockholder value by building franchise value, creating competitive advantages in targeted business niches, developing additional long-term, customer driven relationships, and compensating employees based upon bottom line performance.

     Since the current management team assumed the leadership of the Bank in October 1990, total assets of the Company have increased from $287.5 million at September 30, 1990, to $528.2 million at September 30, 1995. Permanent single family mortgage loans originated and sold increased from $56.5 million for the twelve months ended September 30, 1990, to $346.6 million for the twelve months ended September 30, 1995. During the same period, earnings improved from a loss of $229,000 to net income of $4.4 million. At December 31, 1995, officers and directors of the Company and the Bank's 401(k) Savings and Employee Stock Ownership Plan (the "ESOP") owned 24.6% of the outstanding shares of the Company's Common Stock.

                                  THE OFFERING

Common Stock offered by the
  Company..................  1,300,000 shares

Common Stock outstanding
after the offering.........  4,412,200 shares(1)

Use of Proceeds............  To provide additional capital to the Bank to fund loan and deposit growth, to finance possible future acquisitions and for working capital.

Nasdaq National Market
  Symbol...................  EBSI
---------------

(1) Excludes 66,616 shares of Common Stock issuable upon exercise of outstanding employee and director stock options and 301,800 shares of treasury stock.

                    SUMMARY FINANCIAL AND OTHER INFORMATION

                                                                                              SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED MARCH 31,                  SEPTEMBER 30,
                                     ----------------------------------------------------   --------------------
                                       1991       1992       1993       1994       1995       1994        1995
                                     --------   --------   --------   --------   --------   --------    --------
                                               (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND OTHER DATA)
INCOME STATEMENT DATA:
Net interest income................  $  5,819   $  7,793   $ 12,200   $ 14,997   $ 16,711   $  8,110    $  8,894
Provision for loan losses..........       446        398        630      1,000        643        371          54
Non-interest income, excluding
  gains (losses) on asset sales....     1,298      1,817      4,681      8,103      5,442      2,996       3,656
Gains on sale of assets............       616         49      1,113      1,147        905        620         426
Non-interest expense...............     6,214      6,833     11,026     14,740     16,035      8,000       9,364
Income before income taxes,
  accounting change and
  extraordinary item...............     1,073      2,428      6,338      8,507      6,380      3,355       3,558
Net income(1)......................       778      1,638      4,069      5,211      4,101      2,078       2,327
SHARE DATA:
Net income per share(1)(2).........  $    .25   $    .54   $   1.38   $   1.70       1.34   $    .67         .75
Book value per share(1)............      6.94       7.56       8.76      10.20      10.90      10.48       11.47
Dividends per share................        --        .05        .20        .31        .47        .23         .25
Average shares outstanding(2)......     3,112      3,058      2,948      3,063      3,059      3,044       3,100
BALANCE SHEET DATA:
Total assets.......................  $279,860   $302,173   $321,597   $320,385   $457,317   $377,786    $528,193
Loans(3)...........................   152,438    158,741    190,115    219,726    303,906    263,475     335,348
Non-performing assets..............     5,087      4,834      4,194      1,458      1,218      1,222       1,234
Loans and securities available for
  sale(4)..........................     5,306     13,708     37,646     44,524     62,159     36,868      85,339
Investment securities held to
  maturity.........................    89,537    106,718     73,759     34,683     57,599     54,126      56,022
Deposits...........................   206,132    219,825    228,633    244,297    286,315    265,228     327,660
Stockholders' equity...............    21,604     22,376     25,823     30,832     33,636     32,113      35,697
PERFORMANCE RATIOS:
Return on average assets...........       .27%       .57%      1.32%      1.62%      1.08%      1.19%        .96%
Return on average equity...........      3.68       7.46      16.68      18.76      12.71      13.52       13.35
Interest rate spread(5)............      1.73       2.40       3.74       4.43       4.46       4.53        3.68
Net interest margin(6).............      2.12       2.80       4.12       4.80       4.79       4.89        3.92
Efficiency(7)......................     86.16      70.45      62.42      63.22      72.14      71.94       69.87

                                                                                              SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED MARCH 31,                  SEPTEMBER 30,
                                     ----------------------------------------------------   --------------------
                                       1991       1992       1993       1994       1995       1994        1995
                                     --------   --------   --------   --------   --------   --------    --------
                                               (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND OTHER DATA)
ASSET QUALITY RATIOS:
Allowance for loan losses to net
  loans plus reserves(3)...........       .48%       .51%      1.13%      1.36%       .96%      1.24%       1.02%
Allowance for loan losses to period
  end non-performing loans.........     15.00      18.45      57.70     229.70     276.03     271.11      279.98
Non-performing assets to period end
  loans and foreclosed
  properties(3)....................      3.26       2.98       2.18        .66        .40        .46         .37
Non-performing assets to period end
  total assets.....................      1.82       1.60       1.30        .46        .27        .32         .23
Net charge-offs (recoveries) to
  average loans....................       .29        .16        .33        .03        .23        .16        (.01)
CAPITAL AND LIQUIDITY:
Tangible capital to adjusted total
  assets...........................      7.74%      7.37%      7.95%      9.30%      6.56%      8.02%       6.08%
Core capital to adjusted total
  assets...........................      7.74       7.37       7.95       9.30       6.56       8.02        6.08
Core capital to risk-weighted
  assets...........................     15.41      13.44      13.13      11.65       9.44      10.66        8.25
Risk-based capital to risk-weighted
  assets...........................     15.95      13.98      14.37      12.74      10.51      11.76        9.14
Loans to deposits(3)...............     73.95      72.21      83.15      89.94     106.14      99.34      102.35
OTHER DATA:
Bank branches......................         9          9          9          9          9          9          10
Loan production offices............         1          1          4          8         12         11          14
                                     --------   --------   --------   --------   --------   --------    --------
         Total locations...........        10         10         13         17         21         20          24
                                     =========  =========  =========  =========  =========  =========   =========

---------------

(1) Includes the effect of a third quarter extraordinary loss of $427,000, net of income tax benefit of $261,000, relating to the early extinguishment of certain Federal Home Loan Bank ("FHLB") advances ($.14 per share) and the first quarter cumulative income effect of the change in accounting for income taxes of $320,000 ($.11 per share) during the fiscal year ended March 31, 1994.
(2) Fully diluted.
(3) Excludes loans held for sale.
(4) Includes loans, investment and mortgage-backed securities held or available for sale.
(5) Yield on interest earning assets minus cost of interest-bearing liabilities.
(6) Net interest income divided by average earning assets.
(7) Computed by dividing non-interest expense minus provision for real estate losses by the sum of net interest income and non-interest income, net of gains and losses on sales of assets.

                         RECENT CAPSULE FINANCIAL DATA

                                                THREE MONTHS ENDED           NINE MONTHS ENDED
                                                   DECEMBER 31,                DECEMBER 31,
                                                -------------------       -----------------------
                                                 1994         1995          1994           1995
                                                ------       ------       --------       --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
INCOME STATEMENT DATA:
Net interest income...........................  $4,306       $4,677       $ 12,416       $ 13,571
Provision for loan losses.....................     176          309            547            363
Net-interest income after provision for loan
  losses......................................   4,130        4,368         11,869         13,208
Non-interest income...........................   1,329        2,981          4,945          7,063
Non-interest expense..........................   3,870        5,322         11,870         14,686
Income before tax.............................   1,589        2,027          4,944          5,585
Income tax expense............................     585          594          1,862          1,825
Net income....................................   1,004        1,433          3,082          3,760
SHARE DATA:
Net income per share(1).......................  $  .33       $  .44       $   1.00       $   1.18
Book value per share..........................   10.58        11.91          10.58          11.91
Dividends per share...........................     .12          .13            .35            .38
BALANCE SHEET DATA:
Total assets..................................                            $421,247       $558,315
Loans, net....................................                             312,602        380,558
Deposits......................................                             274,473        332,288
Stockholders' equity..........................                              32,417         37,131
PERFORMANCE RATIOS:
Return on average assets......................    1.03%        1.11%          1.13%          1.01%
Return on average equity......................   12.94        15.77          13.33          14.18
Interest rate spread..........................    4.34         3.67           4.46           3.68
Net interest margin...........................    4.64         3.96           4.80           3.98

---------------

(1) Fully diluted.
                              RECENT DEVELOPMENTS

  Capsule Third Quarter Results


     For the quarter ended December 31, 1995, the Company's net income was $1.4 million or $.44 per share as compared to $1.0 million or $.33 per share for the third quarter of fiscal 1994. The provision for loan losses for the quarter was $309,000 as compared to $176,000 for the corresponding quarter of fiscal 1994. Non-performing assets increased to $2.7 million from $972,000 at December 31, 1994. Potential problem loans were $2.1 million at December 31, 1995, an increase of $1.4 million from $697,000 at December 31, 1994. The increase in potential problem loans results primarily from the classification of six equipment leases to one borrower aggregating $1.9 million as substandard due to nonpayment of rent in December 1995 and January and February 1996. In January 1996, a group of this borrower's creditors, including the Bank, filed an Involuntary Petition for Bankruptcy against the borrower. At December 31, 1995, the reserve for loan losses of $3.8 million as a percentage of loans outstanding was 1.0%. The ratio of the reserve for loan losses to total problem assets was 77.1% at December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Summary of Recent Capsule Financial Information."


  One Time Deposit Insurance Assessment

     As part of the Budget Reconciliation Act of 1995, Congress has proposed a one-time assessment on the deposits of institutions which are insured by the Savings Association Insurance Fund ("SAIF"). It is anticipated that the Bank's one-time assessment will be between approximately $1.4 million and $1.5 million net of tax and will be levied during the quarter ending March 31, 1996. However, it is estimated that thereafter the level of ongoing premiums paid to the SAIF will be reduced from the Company's current rate of premiums. Assuming the Company is subject to the premiums at the rate of $.04 per $100 of deposits subsequent to the one-time assessment, the annualized premium reduction would be $386,000 net of tax based upon September 30, 1995 deposits. See "Risk
Factors -- Legislation and Regulation" and "Supervision and Regulation -- Recent Legislation."

                                  THE COMPANY

     The Company is a unitary savings and loan holding company that owns and operates the Bank, Eagle Real Estate Advisors, Inc. ("EREA") and the subsidiaries of the Bank, Eagle Service Corp. ("Eagle Service") and PrimeEagle. The Company is based in metropolitan Atlanta with 24 locations in the Southeast. The Company's principal subsidiary, the Bank, is involved in two core businesses: retail banking and loan production, which includes construction and permanent mortgage lending. Based on total assets at September 30, 1995, the Bank is the largest thrift institution headquartered in metropolitan Atlanta with ten full service branch offices, located in Cherokee, DeKalb, Fulton and Gwinnett counties, Georgia. Through PrimeEagle, the Company operates 14 loan production offices located in Georgia, Florida, North Carolina, South Carolina and Tennessee. The Company and EREA also engage in real estate brokerage and development in metropolitan Atlanta.

     In November 1992, the Bank acquired Prime Lending, the loan production operations of Southern Federal Savings & Loan Association, which substantially increased the Company's asset generating capabilities and diversified its loan production throughout the State of Georgia. The Company has benefited from the takeovers of several Georgia based banks and thrifts by large out-of-state bank holding companies. In February 1993, the Company hired an experienced team of construction lenders who successfully brought to the Company relationships with established homebuilders. In April 1994, the Company acquired $22 million of deposits from the Resolution Trust Corporation (the "RTC"), which the Company services from an existing branch facility. In September 1994, the Company hired an experienced small business banker and achieved Certified Lender status with the Small Business Administration (the "SBA"). In fiscal 1995, the Company acquired mortgage banking offices in Jacksonville and St. Augustine, Florida, and Columbia and Aiken, South Carolina. During the current fiscal year, the Company acquired a loan production office in Charlotte, North Carolina, and opened two loan production offices in the southern portion of metropolitan Atlanta in Peachtree City and Stockbridge, Georgia.

     As a result of the recent acquisitions of banks and thrifts in Atlanta by large out-of-state bank holding companies, the Company is now the second largest independent financial institution headquartered in the metropolitan Atlanta area based on total assets at September 30, 1995. Because the Company is headquartered in its primary market area, the Company believes it is able to provide personalized service and local decision making that is typically not available from financial institutions headquartered out-of-state. As a result, the Company believes it is well positioned to serve the banking needs of small businesses and individuals that consider personalized service and local decision making to be important aspects of a banking relationship.

     The Company's near-term strategy is to continue to capitalize on certain opportunities which have been presented by recent consolidations. First, staff reductions and branch closings at other institutions have enabled the Company to hire experienced banking executives. Second, the Company has acquired a multi-office mortgage banking company, acquired additional retail deposits and attracted new customers. Third, the Company is now in a position to acquire smaller financial institutions in the metropolitan Atlanta area, which will enable the Company to further expand its franchise. Fourth, operating under a federal thrift charter, the Bank can open or acquire new branches throughout the State of Georgia and across state lines, including markets in which the Company currently operates loan production offices. The Company's long-term strategy is to increase stockholder value by building franchise value, creating competitive advantages in targeted business niches, developing additional long-term, customer driven relationships, and compensating employees based upon bottom line performance.

     Since the current management team assumed the leadership of the Bank in October 1990, total assets of the Company have increased from $287.5 million at September 30, 1990, to $528.2 million at September 30, 1995. Permanent single family mortgage loans originated and sold increased from $56.5 million for the twelve months ended September 30, 1990, to $346.6 million for the twelve months ended September 30, 1995. During the same period, earnings improved from a loss of $229,000 to net income of $4.4 million. At December 31, 1995, officers and directors of the Company and the ESOP beneficially owned 24.6% of the outstanding shares of the Company's Common Stock.

     The Company's executive offices are located at 4305 Lynburn Drive, Tucker, Georgia 30084-4441, and its telephone number at this address is (770) 908-6690.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors, as well as the other information contained in the Prospectus, before purchasing the Common Stock.

CREDIT RISK AND LOAN CONCENTRATION

     Over the past several years, the Company has experienced significant growth in its permanent single family residential mortgage loan, construction loan and leasing portfolios. The Company's portfolio of permanent single family residential mortgage loans was $218.9 million at September 30, 1995, constituting 41.4% of total assets and 53.8% of the Company's loan portfolio. Construction loans comprise the second largest component of the Company's loan portfolio. At September 30, 1995, construction loans constituted 27.4% of the Company's loan portfolio and totaled $110.8 million. At September 30, 1995, the Company's investment in the purchase of equipment leases was $38.0 million which represented 11.3% of the Company's loan portfolio.

     Construction loans frequently involve greater risk than residential mortgage loans principally due to (i) the creditworthiness of construction borrowers in general, (ii) the potential risks associated with securing permanent financing, and (iii) general market conditions in the housing industry. The Company's investment in equipment leases involves risk because of
(i) the decline in value of the leased equipment and the geographic location of the equipment, (ii) the Company's reliance on third party lessors for servicing the leases, and (iii) the location of lessees outside the Company's geographic market.

     Management believes that the Bank's credit review and loan monitoring processes are adequate to evaluate and monitor these risks and that the Bank's allowance for possible loan losses is adequate in relation to the composition of its loan portfolio. Further, although the Company's non-performing loans as a percentage of total loans was .17% at September 30, 1995, there is a risk that the quality of the Company's loan portfolio could decline, particularly as a result of the rapid growth in loans, as a result of the concentration of construction loans and as a result of risk inherent in commercial equipment leases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Summary of Recent Capsule Financial Information,"
"-- Provision for Loan Losses and Risk Elements," "Business -- Lending Activities -- Residential Construction Loans," "Business -- Lending
Activities -- Credit Risk Management" and "Business -- Lending
Activities -- Allowance for Loan Losses."

RELIANCE ON RESIDENTIAL MORTGAGE ORIGINATIONS

     The market for residential mortgages is highly volatile and an increase in interest rates could have a material adverse effect on both non-interest income and interest income and in the growth of the Company's residential mortgage portfolio. In addition, a substantial portion of the Company's non-interest income has been derived from gains on the sale of mortgage loans and mortgage production fees consisting of proceeds from the sale of mortgage servicing rights, loan origination fees and discount points. Due to the cyclical nature of residential mortgage originations, there can be no assurance that the Company will be able to sustain recent levels of gains on the sale of mortgage loans and mortgage production fees.

INTEREST RATE SENSITIVITY

     The profitability of the Company depends to a large extent upon its net interest income, which is the difference between interest income and interest expense. The net interest income of the Company could be adversely affected if, for example, changes in market interest rates resulted in the cost of interest-bearing liabilities increasing faster than the increase in the yield on the interest-earning assets of the Company. Additionally, increasing interest rates could have an adverse impact on house sales which could negatively impact construction lending and permanent mortgage originations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Interest Rate Sensitivity."

REAL ESTATE DEVELOPMENT ACTIVITIES

     Approximately $8.4 million or 1.6% of the Company's total assets as of September 30, 1995, was invested in three real estate development projects in metropolitan Atlanta. Additionally, in December 1995, the Company invested $600,000 in a fourth real estate development project in metropolitan Atlanta. Two of these projects are currently under development. Although the Company intends to acquire and develop real estate on a limited basis, the Company is subject to the associated risks related to delays in construction and development, lot absorption, occupancy, financing availability, and failure of properties to perform as expected. See "Business -- Real Estate Development Activity."

DEPENDENCE ON PRIMARY GEOGRAPHIC MARKET

     The financial condition of the Company is primarily dependent on economic conditions in the Atlanta metropolitan area. Of the 24 locations where the Company operates, 13 are located in the Atlanta metropolitan area, and the majority of deposits gathered originate from Atlanta-based offices. In addition, $145.3 million or approximately 41.2% of loan originations for the six months ended September 30, 1995, came from this area. While management believes that the economy in metropolitan Atlanta is generally healthy and has experienced above average growth, adverse changes in economic conditions in such area could adversely impact the Company's growth and financial performance. See
"Business -- Growth in the Metropolitan Atlanta, Georgia Market."

LEGISLATION AND REGULATION

     There is currently proposed as part of the Budget Reconciliation Act of 1995 a one-time assessment on the deposits of institutions which are insured by the SAIF in order to recapitalize SAIF during the first quarter of calendar 1996. It is anticipated that such assessment will be in the amount of from $.80 to $.90 per $100 of SAIF insured deposits at March 31, 1995. If the assessment were levied at $.85 per $100 in SAIF insured deposits, the Bank's earnings would decrease approximately $1.5 million net of tax. Thereafter it is estimated that the level of ongoing premiums paid to the SAIF would be reduced from the Company's current rate of $.23 per $100 of SAIF insured deposits to between $0 and $.04 per $100 of SAIF insured deposits, thereby reducing in future periods the premium payments currently paid by the Bank. Assuming the Company is subject to premiums at the rate of $.04 per $100 of deposits subsequent to the one-time assessment, the annualized premium reduction would be $386,000 net of tax based upon September 30, 1995 deposits.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $19,483,656 ($22,437,906 if the Underwriters' over-allotment option is exercised in full), after deduction of the offering expenses payable by the Company. The Company currently intends to contribute substantially all of the net proceeds to the Bank to increase the Bank's capital ratios for the purpose of supporting loan and deposit growth, to finance possible future acquisitions and for working capital. The additional Bank capital will be leveraged with deposits and advances from the FHLB to support growth in its loan portfolio.


     Pending the use of proceeds as noted above, the net proceeds will be invested by the Bank in a variety of short and long-term interest-bearing assets such as obligations of the United States government, including U.S. government agency obligations, mortgage-backed securities, investment grade corporate debt securities and other permitted investments.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1995, and as adjusted at that date to give effect to the sale by the Company of the 1,300,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."


                                                                          AT SEPTEMBER 30, 1995
                                                                          ----------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                          --------   -----------
                                                                              (IN THOUSANDS)
Debt:
  Advances from the Federal Home Loan Bank of Atlanta...................  $137,014    $ 137,014
Stockholders' Equity:
  Common stock, $1.00 par value; 10,000,000 shares authorized, 3,414,000
     shares issued; 4,714,000 shares issued, as adjusted................     3,414        4,714
  Additional paid-in capital............................................     8,216       26,400
  ESOP debt.............................................................        --       (1,000)
  Retained earnings (substantially restricted)..........................    25,000       25,000
     Treasury stock at cost (301,800 shares)............................    (1,076)      (1,076)
     Unamortized restricted stock.......................................      (214)        (214)
     Net unrealized gain on investment securities available for sale....       357          357
                                                                          --------   -----------
          Total stockholders' equity....................................    35,697       54,181
                                                                          --------   -----------
          Total capitalization..........................................  $172,711    $ 191,195
                                                                          ========    =========


     The following table sets forth certain regulatory capital ratios required to be maintained by the Company, certain of the Company's capital ratios as of September 30, 1995, and such capital ratios as adjusted at that date to give effect to the sale by the Company of the 1,300,000 shares of Common Stock offered hereby, and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."


                                                                  CURRENT       SEPTEMBER 30, 1995
                                                                 REGULATORY   -----------------------
                                                                  MINIMUM     ACTUAL   AS ADJUSTED(1)
                                                                 ----------   ------   --------------
Tangible capital to adjusted total assets......................     1.50%      6.08%         9.29%
Core capital to adjusted total assets..........................     3.00       6.08          9.29
Risk-based capital to risk-weighted assets.....................     8.00       9.14         13.32


---------------

(1) Assumes that the net proceeds of this offering were invested in the Bank's capital and that such amounts were invested in assets that have a risk-weight equal to the average risk-weight of the Bank's assets at September 30, 1995.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "EBSI." The following table sets forth for the periods indicated the high and low last sale prices of the Common Stock as reported on the Nasdaq National Market and dividends paid per share, which data reflects the two-for-one split of the Common Stock effected in the form of a stock dividend paid on December 21, 1995.


              FISCAL YEARS ENDED MARCH 31,                 HIGH         LOW       DIVIDENDS PAID
--------------------------------------------------------  -------     -------     --------------
1994
First Quarter...........................................  $ 9.250     $ 7.875         $ .055
Second Quarter..........................................   10.250       8.000           .070
Third Quarter...........................................   10.875       9.750           .085
Fourth Quarter..........................................   12.375      10.500           .100
1995
First Quarter...........................................   12.000      11.125           .110
Second Quarter..........................................   13.250      11.500           .115
Third Quarter...........................................   12.750       9.750           .120
Fourth Quarter..........................................   12.000      10.125           .125
1996
First Quarter...........................................   14.375      11.875           .125
Second Quarter..........................................   17.000      14.000           .125
Third Quarter...........................................   19.000      16.625           .130
Fourth Quarter (through February 12, 1996)..............   19.000      16.000             --



     On February 12, 1996, the last sale price of the Common Stock, as reported on the Nasdaq National Market, was $16.00. On January 3, 1996, there were 3,117,200 shares of Common Stock outstanding and approximately 619 record holders of the Common Stock.


     The Company began the payment of cash dividends on its Common Stock during fiscal 1992 and paid $.05 per share for the fourth quarter of that year. During fiscal 1993, the Company paid four quarterly dividends totaling $.20 per share. During fiscal 1994, the Company paid four quarterly dividends totaling $.31 per share. During fiscal 1995, the Company paid four quarterly dividends totaling $.47 per share. The current indicated dividend rate, on an annualized basis, is $.52 per share.

     The ability of the Company to pay cash dividends to its stockholders is directly dependent upon the Bank's ability to pay cash dividends to the Company. The Bank is subject to certain restrictions on the amount of dividends it is permitted to pay. See "Supervision and Regulation -- Capital Distributions." The amount of cash dividends, if any, paid on Common Stock will be determined by the Company's Board of Directors in light of conditions existing from time to time, including the Company's growth prospects, profitability, financial condition, investment opportunities, liquidity requirements, results of operations, regulatory restrictions and other factors deemed relevant by the Board of Directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data concerning the Company and is qualified in its entirety by the detailed information and consolidated financial statements, including notes thereto, included elsewhere or incorporated by reference herein. The selected data presented below for and as of the end of each of the years in the five year period ended March 31, 1995, are derived from the consolidated financial statements of the Company. The consolidated financial statements as of and for the year ended March 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements as of and for each of the years in the four-year period ended March 31, 1994 have been audited by KPMG Peat Marwick LLP, independent public accountants. The financial statements as of March 31, 1994 and March 31, 1995, and for each of the three years in the period ended March 31, 1995, are included elsewhere in this Prospectus.

                                                                                             SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED MARCH 31,                  SEPTEMBER 30,
                                     ----------------------------------------------------   -------------------
                                       1991       1992       1993       1994       1995       1994       1995
                                     --------   --------   --------   --------   --------   --------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND OTHER DATA)
INCOME STATEMENT DATA:
Net interest income................  $  5,819   $  7,793   $ 12,200   $ 14,997   $ 16,711   $  8,110   $  8,894
Provision for loan losses..........       446        398        630      1,000        643        371         54
Non-interest income, excluding
  gains (losses) on asset sales....     1,298      1,817      4,681      8,103      5,442      2,996      3,656
Gains on sale of assets............       616         49      1,113      1,147        905        620        426
Non-interest expense...............     6,214      6,833     11,026     14,740     16,035      8,000      9,364
Income before income taxes,
  accounting change and
  extraordinary item...............     1,073      2,428      6,338      8,507      6,380      3,355      3,558
Net income(1)......................       778      1,638      4,069      5,211      4,101      2,078      2,327
SHARE DATA:
Net income per share(1)(2).........  $    .25   $    .54   $   1.38   $   1.70   $   1.34   $    .67   $    .75
Book value per share(1)............      6.94       7.56       8.76      10.20      10.90      10.48      11.47
Dividends per share................        --        .05        .20        .31        .47        .23        .25
Average shares outstanding(2)......     3,112      3,058      2,948      3,063      3,059      3,044      3,100
BALANCE SHEET DATA:
Total assets.......................  $279,860   $302,173   $321,597   $320,385   $457,317   $377,786   $528,193
Loans(3)...........................   152,438    158,741    190,115    219,726    303,906    263,475    335,348
Non-performing assets..............     5,087      4,834      4,194      1,458      1,218      1,222      1,234
Loans and securities available for
  sale(4)..........................     5,306     13,708     37,646     44,524     62,159     36,868     85,339
Investment securities held to
  maturity.........................    89,537    106,718     73,759     34,683     57,599     54,126     56,022
Deposits...........................   206,132    219,825    228,633    244,297    286,315    265,228    327,660
Stockholders' equity...............    21,604     22,376     25,823     30,832     33,636     32,113     35,697
PERFORMANCE RATIOS:
Return on average assets...........       .27%       .57%      1.32%      1.62%      1.08%      1.19%       .96%
Return on average equity...........      3.68       7.46      16.68      18.76      12.71      13.52      13.35
Interest rate spread(5)............      1.73       2.40       3.74       4.43       4.46       4.53       3.68
Net interest margin(6).............      2.12       2.80       4.12       4.80       4.79       4.89       3.92
Efficiency(7)......................     86.16      70.45      62.42      63.22      72.14      71.94      69.87

                                                                                             SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED MARCH 31,                  SEPTEMBER 30,
                                     ----------------------------------------------------   -------------------
                                       1991       1992       1993       1994       1995       1994       1995
                                     --------   --------   --------   --------   --------   --------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND OTHER DATA)
ASSET QUALITY RATIOS:
Allowance for loan losses to net
  loans plus reserves(3)...........       .48%       .51%      1.13%      1.36%       .96%      1.24%      1.02%
Allowance for loan losses to period
  end non-performing loans.........     15.00      18.45      57.70     229.70     276.03     271.11     279.98
Non-performing assets to period end
  loans and foreclosed
  properties(3)....................      3.26       2.98       2.18        .66        .40        .46        .37
Non-performing assets to period end
  total assets.....................      1.82       1.60       1.30        .46        .27        .32        .23
Net charge-offs (recoveries) to
  average loans....................       .29        .16        .33        .03        .23        .16       (.01)
CAPITAL AND LIQUIDITY:
Tangible capital to adjusted total
  assets...........................      7.74%      7.37%      7.95%      9.30%      6.56%      8.02%      6.08%
Core capital to adjusted total
  assets...........................      7.74       7.37       7.95       9.30       6.56       8.02       6.08
Core capital to risk-weighted
  assets...........................     15.41      13.44      13.13      11.65       9.44      10.66       8.25
Risk-based capital to risk-weighted
  assets...........................     15.95      13.98      14.37      12.74      10.51      11.76       9.14
Loans to deposits(3)...............     73.95      72.21      83.15      89.94     106.14      99.34     102.35
OTHER DATA:
Bank branches......................         9          9          9          9          9          9         10
Loan production offices............         1          1          4          8         12         11         14
                                     --------   --------   --------   --------   --------   --------   --------
         Total locations...........        10         10         13         17         21         20         24
                                     =========  =========  =========  =========  =========  =========  =========

---------------

(1) Includes the effect of a third quarter extraordinary loss of $427,000, net of income tax benefit of $261,000, relating to the early extinguishment of certain FHLB advances ($.14 per share) and the first quarter cumulative income effect of the change in accounting for income taxes of $320,000 ($.11 per share) during the fiscal year ended March 31, 1994.
(2) Fully diluted.
(3) Excludes loans held for sale.
(4) Includes loans, investment and mortgage-backed securities held or available for sale.
(5) Yield on interest earning assets minus cost of interest-bearing liabilities.
(6) Net interest income divided by average earning assets.
(7) Computed by dividing non-interest expense minus provision for real estate losses by the sum of net interest income and non-interest income, net of gains and losses on sales of assets.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     The Company's financial condition and the results of operations from fiscal 1991 through 1995, and for the six month period ended September 30, 1995, reflect the Company's growth and expansion. During that period, total assets increased by $248.3 million or 88.7% to $528.2 million at September 30, 1995, from $279.9 million at March 31, 1991, representing a compound annual growth rate of 15.1%. Net income increased by $3.3 million or 424.2% to $4.1 million for the fiscal year ended March 31, 1995, from $778,000 for the fiscal year ended March 31, 1991. The Company accomplished this growth by increasing its loan portfolio by $243.2 million to $400.9 million at September 30, 1995, from $157.7 million at March 31, 1991, and decreasing non-performing assets by $3.9 million to $1.2 million at September 30, 1995 from $5.1 million at March 31, 1991.

     The Company currently operates through ten full service branch locations providing quality banking and financial services in the northeast sector of the metropolitan Atlanta area. Since 1991, the Company has substantially increased its loan production operations and now has 14 loan production offices in Georgia, Florida, North Carolina, South Carolina and Tennessee. In addition to permanent mortgages, the Company also provides construction financing in each of its markets and has obtained significant benefits by offering permanent mortgage financing to its construction lending customers.

SUMMARY OF RECENT CAPSULE FINANCIAL INFORMATION

     For the quarter ended December 31, 1995, the Company's net income increased $.4 million or 42.7% to $1.4 million from $1.0 million for the same quarter ended December 31, 1994. The increase is attributable to growth in net interest income as well as non-interest income. Net income per share increased to $.44 for the quarter ended December 31, 1995 compared to $.33 for the quarter ended December 31, 1994.


     Net interest income increased 8.6% to $4.7 million for the three months ended December 31, 1995, from $4.3 million for the three months ended December 31, 1994, primarily due to the growth in the Company's loan portfolio. The Company increased its provision for loan losses to $309,000 for the quarter ended December 31, 1995, compared to $176,000 for the same quarter last year, a 75.6% increase. This increase is attributable to increased non-performing and potential problem loans. Non-performing assets rose to $2.7 million at December 31, 1995, compared to $972,000 at December 31, 1994. This increase is primarily attributable to a $1.0 million increase in non-performing permanent single family mortgage loans and a $500,000 increase in non-performing construction loans. Potential problem loans increased to $2.1 million at December 31, 1995, compared to $697,000 at December 31, 1994. This increase is primarily attributable to a recent default in six equipment leases to a single borrower totaling $1.9 million. Such leases have been classified as substandard as a result of nonpayment of rent in December 1995 and January and February 1996. Although management is diligently pursuing its remedies with respect to such leases so as to avoid losses, management believes that if the defaults are not cured the entire $1.9 million may be classified as a non-performing loan by March 31, 1996. Additionally, in January 1996 a group of the borrower's creditors, including the Company, filed an Involuntary Petition for Bankruptcy against the borrower. See "Risk Factors -- Credit Risk and Loan Concentration."


     Non-interest income for the quarter ended December 31, 1995, increased 124.3% to $3.0 million from $1.3 million for the quarter ended December 31, 1994. This increase is primarily attributable to income generated from mortgage production fees which rose due to higher loan origination volume. Non-interest expenses for the quarter ended December 31, 1995, increased 37.5% to $5.3 million from $3.9 million for the quarter ended December 31, 1994. This increase is attributable to higher mortgage loan originations and the growth in the Company's loans and deposits.

     Total assets increased 32.5% to $558.3 million at December 31, 1995, from $421.2 million at December 31, 1994, primarily due to growth in the Company's loan portfolio.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1994 AND SEPTEMBER 30, 1995

     Net income for the six months ended September 30, 1995 increased by $249,000 or 12.0% to $2.3 million from $2.1 for the same period ended September 30, 1994. Total interest income increased by $5.9 million or 40.3% to $20.6 million for the six months ended September 30, 1995, from $14.7 million for the six months ended September 30, 1994. This increase was primarily attributable to a $5.8 million increase in interest income on loans as a result of a 44.0% increase in the Company's loan portfolio. Total interest expense increased $5.1 million or 77.9% to $11.7 million for the six months ended September 30, 1995, from $6.6 million for the six months ended September 30, 1994. This increase is primarily attributable to a 23.5% increase in deposits to $327.7 million at September 30, 1995, from $265.2 million at September 30, 1994. Additionally, the Company's borrowings from the FHLB increased 121.0% to $137.0 million at September 30, 1995, from $62.1 million at September 30, 1994. Net interest income for the six months ended September 30, 1995, was $8.9 million as compared to $8.1 million for the six months ended September 30, 1994. As a result, the Company's net interest spread decreased 85 basis points to 3.68% for the six months ended September 30, 1995 from 4.53% for the six months ended September 30, 1994.

     The Company's provision for loan losses was $54,000 during the six months ended September 30, 1995, versus $371,000 for the six months ended September 30, 1994. The lower provision was a result of low delinquencies and management's analysis of the various risks associated with its loan portfolio compared to its existing loan loss reserves. Asset quality at September 30, 1995, continued to improve, with non-performing assets to total assets at .23% compared to .27% at March 31, 1995. Loan loss reserves totaled $3.5 million at September 30, 1995, and $3.4 million at March 31, 1995. The Company believes that at September 30, 1995 the reserves for losses on loans are adequate based upon the Company's continuing evaluation of the various risks associated with the Company's loan portfolio.

     Other income for the six months ended September 30, 1995, was $4.1 million or 12.9% higher than other income for the six months ended September 30, 1994, of $3.6 million. The increase was primarily attributable to higher mortgage production fees for the six months ended September 30, 1995. For the six months ended September 30, 1995, PrimeEagle mortgage increased its permanent mortgage loan originations 29.1% to $212.0 million compared to $163.4 million for the six months ended September 30, 1994. Additionally, the ratio of mortgage production fees to loans sold in the secondary market increased to 137 basis points for the six months ended September 30, 1995 versus 111 basis points for the six months ended September 30, 1994. For the six months ended September 30, 1995, the Company recorded gains on sale of assets of $426,000 as compared to gains on sale of assets of $620,000 for the six months ended September 30, 1994. Other expenses increased $1.4 million to $9.4 million for the six months ended September 30, 1995, from $8.0 million for the six months ended September 30, 1994. This increase is principally attributable to increases in salaries, employee benefits and net occupancy expenses. These additional expenses were incurred in connection with opening additional branch banking and loan production offices and a higher volume of lending activity.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED MARCH 31, 1994 AND MARCH 31,
1995

  Net Income

     The Company's net income decreased by $1.1 million or 21.3% to $4.1 million in the fiscal year ended March 31, 1995 from $5.2 million in the fiscal year ended March 31, 1994. Management consciously increased asset size and grew the loan portfolio during fiscal 1995 to increase net interest income in order to compensate for the decline in loan production revenues. Loan production revenues decreased in fiscal 1995 as a result of the rise in interest rates and reduction in mortgage refinancing activities.

  Net Interest Income

     Net interest income increased by $1.7 million or 11.4% to $16.7 million in fiscal 1995 from $15.0 million in fiscal 1994. The general upward trend in market interest rates during those periods contributed to the increase in the yield on interest earning assets in fiscal 1995 from fiscal 1994 and the increase in the cost of interest bearing liabilities. The increase in interest received on loans was primarily attributable to the Company's ability to expand its loan portfolio through originations of residential construction loans, short-term leases and adjustable rate permanent mortgage loans and consumer loans. As a result, the Company improved its spread while limiting exposure to rising interest rates due to the variable rates and short-term commitments these loans represent. Interest on mortgage-backed securities decreased as a result of the trend of prepayment of higher coupon securities and the Company's sale of selected mortgage-backed securities during fiscal 1994 and 1995. The Company's decision to sell mortgage-backed securities in fiscal 1994 was based primarily on the trend of rapid prepayments as a result of record mortgage refinancings.

     Interest expense increased by $3.1 million or 24.7% to $15.6 million in fiscal 1995 from $12.5 million in fiscal 1994. This was primarily the result of an increase in deposits and FHLB advances. During fiscal 1994, the Company repaid $7.5 million of 8.45% FHLB advances. This transaction is reflected in the financial statements as an extraordinary item. The prepayment penalty, net of state and federal income taxes, was $427,000.

  Provision for Loan Losses

     The Company decreased its provision for loan losses by $357,000 or 35.7% to $643,000 in fiscal 1995 from $1.0 million in fiscal 1994. The decrease in the provision was a result of management's continuing evaluation of the inherent risks in the Company's existing loan portfolio and the level of existing reserves. Since the Company's historical charge-offs have been low, the allocation of reserves to specific loan categories is based upon management's analysis of the current inherent risk of each loan category, not historical patterns.

  Non-Interest Income

     Non-interest income decreased by $2.9 million or 31.4% to $6.3 million in fiscal 1995 from $9.2 million in fiscal 1994. The largest component of non-interest income is generated by loan production activities and mortgage production fees. Mortgage production fees represented 51.0% of total non-interest income in fiscal 1995 compared to 65.9% in fiscal 1994. These fees are directly related to the volume of loans originated and sold. Loans sold in the secondary market decreased by $222.7 million or 44.2% to $281.4 million in fiscal 1995 from $504.1 million during fiscal 1994. The reduced rate of loans originated and sold results from rising interest rates which caused a decrease in mortgage refinancing during fiscal 1995 and, therefore, lower permanent mortgage originations.

     Gain on sale of loans increased by $703,000 or 373.9% to $891,000 in fiscal 1995 from $188,000 in fiscal 1994. This was primarily attributable to the sale of the guaranteed portions of SBA loans and the sale of multi-family loans acquired from the RTC. Service charges increased by $137,000 or 29.8% to $597,000 in fiscal 1995 from $460,000 in fiscal 1994. This was primarily the result of the increase in the number of checking accounts and the fees generated by the Company's retail banking group. In fiscal 1995, the Company recognized $14,000 of gains on the sale of mortgage-backed securities, compared to $959,000 in fiscal 1994. The Company does not rely on gains of the sale of mortgage-backed securities as a continuing source of income.

     The following table sets forth, for the periods indicated, the principal components of non-interest income:

                                                                           FISCAL YEARS
                                                                          ENDED MARCH 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Mortgage production fees...........................................  $6,100     $3,236
    Service charges....................................................     460        597
    Gain on sale of loans..............................................     188        891
    Gain on sale of mortgage-backed securities.........................     959         14
    Miscellaneous......................................................   1,543      1,609
                                                                         ------     ------
              Total non-interest income................................  $9,250     $6,347
                                                                         ======     ======

  Non-Interest Expenses

     In fiscal 1995, approximately 60.0% of the Company's non-interest expenses consisted of salaries and employee benefits compared to 60.8% in fiscal 1994. In fiscal 1995, salaries and employee benefits increased

7.4% to $9.6 million from $9.0 million in fiscal 1994. This increase was primarily due to the additional processing personnel required to service the growth in loans and customers.

     In fiscal 1995, the Company added loan production offices in Columbia and Sumter, South Carolina and purchased property for additional branch sites and began construction of another metropolitan Atlanta branch located in Cherokee County, Georgia. The Company's net occupancy expense increased by $395,000 or 26.4% to $1.9 million in fiscal 1995 from $1.5 million in fiscal 1994, as a result of rent escalation and increased property taxes. The Company's data processing expense increased as a result of the growth in the number of checking accounts and the loan servicing portfolio. Increased deposits caused Federal Deposit Insurance Corporation ("FDIC") insurance premiums to increase to $607,000 in fiscal 1995 from $532,000 in fiscal 1994. Proposed legislation would substantially reduce these premiums after a significant one-time assessment to restore the SAIF fund. See "Risk Factors -- Legislation and Regulation."

  Income Tax Expense

     The effective income tax rate for fiscal 1995 was 35.7% compared to 37.5% for fiscal 1994. The major factor contributing to this decrease was the tax benefit received from certain investment securities.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED MARCH 31, 1993 AND MARCH 31,
1994

  Net Income

     The Company's net income before extraordinary item and cumulative effect of change in accounting principle increased by $1.2 million or 30.7% to $5.3 million in the fiscal year ended March 31, 1994 from $4.1 million in the fiscal year ended March 31, 1993. Record net income in fiscal 1994 can be attributed to a 22.9% increase in net interest income and a 59.6% increase in other income. The increase in net interest income was a result of an improved net interest margin. The increase in other income was primarily attributable to an 80.7% increase in mortgage production fees generated by record origination volume at the Company's mortgage banking segment. Other expenses increased 33.7% during fiscal 1994 and the provision for loan losses increased 58.7% over fiscal 1993.

     The Company adopted the provision of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," and has reported the cumulative effect of that change in method of accounting for income taxes of $320,000 in the consolidated statements of income for fiscal 1994. During the third quarter of fiscal 1994, the Bank repaid $7.5 million of 8.45% Federal Home Loan Bank advances. This transaction is reflected in the fiscal 1994 financial statements as an extraordinary item. The prepayment penalty, net of state and federal income taxes, was $427,000. Net income (after extraordinary item and cumulative effect of the change in accounting principle) increased by $1.1 million or 28.1% to $5.2 million in fiscal 1994 from $4.1 million in fiscal 1993.

  Net Interest Income

     Net interest income increased by $2.8 million or 22.9% to $15.0 million in fiscal 1994 from $12.2 million in fiscal 1993. The general decline in market interest rates during those periods contributed to the decrease in the yield on interest earning assets in fiscal 1994 from fiscal 1993 and the decrease in the cost of interest bearing liabilities. The increase in interest received on loans was primarily attributable to the Company's ability to expand its loan portfolio through originations of residential construction, short-term leases and, to a lesser extent, adjustable rate permanent mortgage loans. As a result, the Company improved its spread while reducing its exposure to rising interest rates due to the short-term rate commitments these loans represent. Interest on mortgage-backed securities decreased as a result of the sale of selected mortgage-backed securities in fiscal 1994. The Company's decision to sell mortgage-backed securities was based primarily on the trend of rapid prepayments as a result of record mortgage refinancings.

     Interest expense decreased by $2.7 million or 17.8% to $12.5 million in fiscal 1994 from $15.2 million in fiscal 1993. This decrease was primarily attributable to a trend of declining interest rates and the repricing of the Bank's deposits at lower rates and the repayment of other borrowings at higher rates.

  Provision for Loan Losses

     The Company increased its provision for loan losses by $370,000 or 58.7% to $1.0 million in fiscal 1994 from $630,000 in fiscal 1993. The increase in the provision was a result of management's continuing evaluation of the change in the Company's loan mix. Charge-offs decreased to $104,000 in fiscal 1994 from $635,000 in fiscal 1993. As a result of the increase in the provision and decrease in charge-offs, the reserve for loan losses increased $929,000 from $2.42 million at March 31, 1993, to $3.35 million at March 31, 1994.

  Non-Interest Income

     Non-interest income increased by $3.5 million or 59.6% to $9.3 million in fiscal 1994 from $5.8 million in fiscal 1993. Mortgage production fees represented 65.9% of total non-interest income in fiscal 1994 compared to 58.2% in fiscal 1993. Loans sold in the secondary market increased by $227.0 million or 81.9% to $504.1 million in fiscal 1994 from $277.0 million in fiscal 1993. The increased rate of loans originated resulted from record mortgage refinancings.

     The following table sets forth, for the periods indicated, the principal components of non-interest income:

                                                                           FISCAL YEARS
                                                                          ENDED MARCH 31,
                                                                         -----------------
                                                                          1993       1994
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Mortgage production fees...........................................  $3,375     $6,100
    Service charges....................................................     349        460
    Gain on sale of loans..............................................     221        188
    Gain on sale of mortgage-backed securities.........................     892        959
    Miscellaneous......................................................     957      1,543
                                                                         ------     ------
              Total non-interest income................................  $5,794     $9,250
                                                                         ======     ======

     Gain on sale of loans decreased by $33,000 or 14.9% to $188,000 in fiscal 1994 from $221,000 in fiscal 1993. Service charges increased by $111,000 or 31.8% to $460,000 in fiscal 1994 from $349,000 in fiscal 1993.

     In fiscal 1994, the Company recognized $959,000 of gains on the sale of mortgage-backed securities, compared to $892,000 in fiscal 1993.

  Non-Interest Expenses

     In fiscal 1994, approximately 60.8% of the Company's non-interest expenses consisted of salaries and employee benefits compared to 57.0% in fiscal 1993. In fiscal 1994, salaries and employee benefits increased 42.6% to $9.0 million from $6.3 million in fiscal 1993. This increase was primarily due to the additional processing personnel required to service the growth in loans and customers.

     The Company's net occupancy expense increased by $458,000 or 44.2% to $1.5 million in fiscal 1994 from $1.0 million in fiscal 1993, as a result of increased loan production offices and personnel. The Company's data processing expense increased as a result of the growth in the number of checking accounts and the loan servicing portfolio. Increased deposits caused FDIC insurance premiums to increase to $532,000 in fiscal 1994 from $479,000 in fiscal 1993.

  Income Tax Expense

     The effective income tax rate for fiscal 1994 was 37.5% compared to 35.8% for fiscal 1993. The major factor contributing to this increase was the payment of state income taxes during the year at a rate of 6%, since all state net operating loss carry forwards were fully-utilized in fiscal 1993.

INTEREST RATE SENSITIVITY

     The following table reflects the average balances, the actual interest income or expense and the average yield and cost of funds of the Company's interest earning assets and interest bearing liabilities during the fiscal years ended March 31, 1993, 1994 and 1995:

                   SUMMARY OF AVERAGE ASSETS AND LIABILITIES

                                                              FISCAL YEARS ENDED MARCH 31,
                               ------------------------------------------------------------------------------------------
                                           1993                           1994                           1995
                               ----------------------------   ----------------------------   ----------------------------
                               AVERAGE               YIELD/   AVERAGE               YIELD/   AVERAGE               YIELD/
                               BALANCE    INTEREST    COST    BALANCE    INTEREST    COST    BALANCE    INTEREST    COST
                               --------   --------   ------   --------   --------   ------   --------   --------   ------
                                                                 (DOLLARS IN THOUSANDS)
ASSETS:
Loans(1)...................... $191,178   $ 19,371    10.13%  $233,976   $ 21,906    9.36%   $279,367   $ 26,330     9.42%
Mortgage-backed securities....   70,486      5,673     8.05     41,891      3,135    7.48      26,454      1,939     7.33
FHLB stock....................    3,060        183     5.98      3,277        174    5.31       4,040        272     6.73
Taxable investments...........   24,954      1,906     7.64     29,524      2,204    7.47      34,002      2,663     7.83
Tax-exempt investment
  securities..................       --         --       --         --         --      --      15,958      1,650    10.34
Interest earning deposits and
  Federal funds...............    6,730        308     4.58      3,838        110    2.87       1,645         74     4.50
                               --------   --------   ------   --------   --------   ------   --------   --------   ------
         Total interest
           earning assets.....  296,408     27,441     9.26    312,506     27,529    8.81     361,466     32,928     9.11
                               --------   --------   ------   --------   --------   ------   --------   --------   ------
Non-interest earning assets...   12,165                         15,637                         18,886
                               --------                       --------                       --------
         Total assets......... $308,573                       $328,143                       $380,352
                               =========                      =========                      =========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Passbook accounts............. $ 47,660      1,707     3.58   $ 53,784      1,435    2.67    $ 52,850      1,425     2.70
NOW...........................   18,058        455     2.52     22,123        383    1.73      28,346        484     1.71
Money Market..................   13,500        416     3.08     12,729        311    2.44      20,993        300     1.43
Certificates of Deposit.......  144,707      8,830     6.10    149,569      7,877    5.27     165,708      9,416     5.68
                               --------   --------   ------   --------   --------   ------   --------   --------   ------
  Total Deposits..............  223,925     11,408     5.09    238,205     10,006    4.20     267,897     11,625     4.34
Advances......................   49,872      3,215     6.45     48,265      2,526    5.23      68,272      4,006     5.87
CMO...........................    2,392        618    25.84         --         --      --          --         --       --
                               --------   --------   ------   --------   --------   ------   --------   --------   ------
  Total interest bearing
    liabilities...............  276,189     15,241     5.52    286,470     12,532    4.38     336,169     15,631     4.65
                               --------   --------   ------   --------   --------   ------   --------   --------   ------
Non-interest bearing
  liabilities.................    7,988                         13,328                         11,915
Stockholders' equity..........   24,396                         28,345                         32,268
                               --------                       --------                       --------
         Total liabilities and
           stockholders'
           equity............. $308,573                       $328,143                       $380,352
                               =========                      =========                      =========
Net interest income...........            $ 12,200                       $ 14,997                       $ 17,297
                                          ========                       ========                       ========
Net interest rate spread......                         3.74%                         4.43%                           4.46%
                                                      =====                         =====                           =====
Taxable-equivalent
  adjustment..................                  --                             --                           (586)
                                          ========                       ========                       ========
Net interest income, actual...            $ 12,200                       $ 14,997                       $ 16,711
Net interest earning assets... $ 20,219                       $ 26,036                       $ 25,297
                               =========                      =========                      =========
Net interest margin...........                         4.12%                         4.80%                           4.79%
                                                      =====                         =====                           =====
Interest earning assets as a
  percentage of interest
  bearing liabilities.........   107.32%                        109.09%                        107.52%
                               =========                      =========                      =========

---------------

(1) Non-performing loans are included in average balances and income on such loans, if recognized, is recorded on a cash basis.

     The net interest margin remained stable during fiscal 1995 at 4.79% compared to 4.80% for fiscal 1994. The net interest spread also remained constant at 4.46% during fiscal 1995 compared to 4.43% during fiscal

1994. The stability was the result of the 30 basis point increase in interest earned on interest earning assets from 8.81% during fiscal 1994 to 9.11% during fiscal 1995. For the same period, the cost of interest bearing liabilities increased by 27 basis points from 4.38% during fiscal 1994 to 4.65% during fiscal 1995.

     The overall yield increased primarily as a result of the significant investment in construction loans tied to the prime rate of interest. The prime rate increased six times through the fiscal year ended March 31, 1995. In addition, during fiscal 1995 the Company invested in securities which on a tax equivalent basis yielded approximately 10.34%.

     A significant portion of the asset growth during fiscal 1995 was funded through advances from the FHLB. The cost of advances increased to 5.87% during fiscal 1995 from 5.23% during fiscal 1994. The cost of deposits increased 14 basis points to 4.34% during fiscal 1995 from 4.20% during fiscal 1994. During the fourth quarter of fiscal 1995, the Company began to experience pressure on its net interest margin as the cost of interest bearing liabilities increased. During the first two quarters of fiscal 1996, the Company has experienced pressure on borrowing rates and net interest margin as a result of the continuing decrease in the percentage of deposits and advances represented by lower cost passbook and NOW accounts, an increase in the percentage of certificates of deposits and advances from the FHLB, and higher borrowing costs from the FHLB. The Company is increasing the size of its loan portfolio for the purpose of increasing net interest income and mitigating the effect of the decline in net interest margin.

     The rate volume analysis below reflects the components of net interest income for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributed to (i) changes in rate (changes in rate multiplied by prior period volume), (ii) changes in volume (changes in volume multiplied by prior period rate), and (iii) changes in rate/volume (changes in rate multiplied by changes in volume). The net change attributable to both volume and rate, which cannot be segregated, has been allocated proportionately to change due to volume and change due to rate.

                              RATE/VOLUME ANALYSIS

                                                          FISCAL YEARS ENDED MARCH 31,
                                            --------------------------------------------------------
                                               1994 COMPARED TO 1993        1995 COMPARED TO 1994
                                            ---------------------------   --------------------------
                                             RATE     VOLUME     TOTAL     RATE    VOLUME     TOTAL
                                            -------   -------   -------   ------   -------   -------
                                                                 (IN THOUSANDS)
Changes due to:
  Interest income on interest earning
     assets:
     Loans(1).............................  $(1,556)  $ 4,091   $ 2,535   $  141   $ 4,283   $ 4,424
     Mortgage-backed securities...........     (371)   (2,167)   (2,538)     (66)   (1,130)   (1,196)
     Taxable investment securities........      (43)      341       298      110       349       459
     Tax-exempt investment
       securities(2)......................       --        --        --    1,649        --     1,649
     Interest earnings deposits and
       federal funds......................      (91)     (106)     (197)      46       (81)      (35)
     FHLB stock...........................      (22)       12       (10)      54        44        98
                                            -------   -------   -------   ------   -------   -------
          Total interest income...........   (2,083)    2,171        88    1,934     3,465     5,399
                                            -------   -------   -------   ------   -------   -------
  Interest expense on interest bearing
     liabilities:
     Deposits.............................   (2,087)      685    (1,402)     342     1,277     1,619
     FHLB advances........................     (592)      (97)     (689)     338     1,142     1,480
     Collateralized mortgage
       obligations........................       --      (618)     (618)      --        --        --
                                            -------   -------   -------   ------   -------   -------
          Total interest expense..........   (2,679)      (30)   (2,709)     680     2,419     3,099
                                            -------   -------   -------   ------   -------   -------
          Net change in net interest
            income........................  $   596   $ 2,101   $ 2,797   $1,254   $ 1,046   $ 2,300
                                            =======   =======   =======   ======   =======   =======

---------------

(1) Non-performing loans are included.
(2) Reflects taxable-equivalent adjustments using the statutory federal and state income tax rate of 39% in adjusting interest on tax-exempt investment securities to a taxable-equivalent basis.

     The Company manages the inherently different maturity and re-pricing characteristics of its loans and deposits to achieve a desired interest rate sensitivity position and to limit the Company's exposure to interest rate risk. The Bank's Asset and Liability Committee ("ALCO") has primary responsibility for managing the Company's exposure to interest rate risk. The ALCO is comprised of three directors, two officers of the Bank and the manager of the Bank's secondary marketing department. The ALCO meets two times a week to establish interest rates on loans and deposits and review interest rate sensitivity and liquidity positions. Funding positions are kept within predetermined limits designed to ensure that the interest rate risk of the Company is properly managed. The Company utilizes a simulation model to measure interest rate risk and manage its exposure to interest rate risk. Mortgage-backed securities and permanent real estate loans are evaluated based upon estimated prepayment timing for these categories, rather than contractual maturity.

     Interest rate sensitivity is a measure of exposure to changes in net interest income due to changes in market interest rates. The excess of interest earning assets over interest bearing liabilities repricing or maturing in a given period of time is commonly referred to as "Gap." A positive Gap indicates an excess of interest rate sensitive assets over interest rate sensitive liabilities; a negative Gap indicates an excess of interest rate sensitive liabilities over interest rate sensitive assets. The ALCO has continued to shift the Company's Gap throughout fiscal 1995. The Company's Gap position is evaluated continuously and reviewed by the ALCO in bi-weekly meetings. The Company has a negative one year Gap of 23.59% as of March 31, 1995. Part of the ALCO strategy for reducing interest rate risk revolves around increasing the percentage of shorter term floating rate loans in the Company's portfolio. This has been accomplished by originating residential construction and adjustable rate permanent loans. The Company continues to originate consumer loans, second mortgage loans and equipment lease financing loans. In general, these loans have short maturities and floating interest rates.

     The following table reflects the Company's interest rate sensitivity Gap between interest earning assets and interest bearing liabilities at March 31, 1995 for the periods indicated. Assets and liabilities having no stated schedule of repayments and no stated maturity are reported as due in less than three months, except equity securities which are reported due after five years.

                           INTEREST RATE SENSITIVITY

                                                                                 AT MARCH 31, 1995
                                                          ----------------------------------------------------------------
                                                                       AFTER      AFTER      AFTER
                                                                     3 MONTHS     1 YEAR    3 YEARS
                                                           WITHIN     WITHIN      WITHIN     WITHIN     AFTER
                                                          3 MONTHS    1 YEAR     3 YEARS    5 YEARS    5 YEARS     TOTAL
                                                          --------   ---------   --------   --------   --------   --------
                                                                               (DOLLARS IN THOUSANDS)
Interest earning assets re-pricing:
  Loans receivable, net plus loan loss reserves.......... $103,573   $  54,495   $ 37,766   $ 42,549   $ 68,885   $307,268
  Investment securities held to maturity.................    7,609       2,400     13,932     16,458     17,200     57,599
  Securities available for sale..........................       --          --        345        155     20,439     20,939
  Loans receivable held for sale(1)......................   41,220          --         --         --         --     41,220
  FHLB stock.............................................       --          --         --         --      5,984      5,984
  Interest bearing deposit...............................      144          --         --         --         --        144
                                                          --------   ---------   --------   --------   --------   --------
        Total interest-earning assets....................  152,546      56,895     52,043     59,162    112,508    433,154
                                                          --------   ---------   --------   --------   --------   --------
Interest bearing liabilities re-pricing:
  Deposits(2)............................................  110,071      97,459     41,109     37,359        317    286,315
  Borrowings.............................................  109,507         295      1,832      8,146        173    119,953
                                                          --------   ---------   --------   --------   --------   --------
        Total interest-bearing liabilities...............  219,578      97,754     42,941     45,505        490    406,268
                                                          --------   ---------   --------   --------   --------   --------
Interest rate sensitivity Gap............................ $(67,032)  $ (40,859)  $  9,102   $ 13,657   $112,018   $ 26,886
                                                          =========  =========   ========   ========   ========   ========
Cumulative interest rate sensitivity Gap................. $(67,032)  $(107,891)  $(98,789)  $(85,132)  $ 26,886
                                                          =========  =========   ========   ========   ========
Cumulative interest rate sensitivity Gap as a percentage
  of total assets........................................   (14.66)%    (23.59)%   (21.60)%   (18.62)%     5.88%

---------------

(1) Represents loans committed to sell in less than three months.
(2) Savings and NOW account balances are reported due within three months.

     The following table reflects at March 31, 1995, information regarding the dollar amount of loans maturing in the Company's net loan portfolio based on their contractual terms to maturity. Demand loans having no stated schedule of repayment and no stated maturity, and overdrafts are reported as due in one year. The information was compiled based upon contractual terms to maturity. The actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

       MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

                                                                  AT MARCH 31, 1995
                                                    ----------------------------------------------
                                                      ONE      AFTER ONE       AFTER
                                                     YEAR     YEAR TO FIVE      FIVE
                                                    OR LESS      YEARS         YEARS       TOTAL
                                                    -------   ------------   ----------   --------
                                                                    (IN THOUSANDS)
    Real estate mortgage loans:
      Fixed rates.................................  $ 1,003     $  7,713      $  43,359   $ 52,075
      Adjustable rates............................    2,138        5,697        116,976    124,811
    Real estate construction, net:
      Adjustable rates............................   84,913       12,819             --     97,732
    Investment in commercial leases:
      Fixed rates.................................    1,783       30,224            575     32,582
    Consumer -- fixed rates.......................      207          403            391      1,001
    Loans on savings -- fixed rates...............    1,320           --             --      1,320
                                                    -------   ------------   ----------   --------
              Total...............................  $91,364     $ 56,856      $ 161,301   $309,521
                                                    =======    =========       ========   ========
    Less: Unearned income.........................                                             593
          Deferred loan origination fees..........                                           1,547
          Reserve for loan losses.................                                           3,362
          Unearned discount on loans purchased....                                             113
                                                                                          --------
              Total...............................                                        $303,906
                                                                                          ========

     The following table reflects the dollar amount of all loans due after one year from March 31, 1995, which have predetermined or fixed interest rates and have floating or adjustable rates:

                                                                    PREDETERMINED     FLOATING OR
                                                                        RATES       ADJUSTABLE RATES
                                                                    -------------   ----------------
                                                                             (IN THOUSANDS)
Real estate-mortgage..............................................     $51,072          $122,673
Real estate-construction, net.....................................          --            12,819
Commercial leases.................................................      30,799                --
Consumer..........................................................         794                --
Loans on savings..................................................          --                --
                                                                    -------------   ----------------
          Total...................................................     $82,665          $135,492
                                                                    ==========      ============

PROVISION FOR LOAN LOSSES AND RISK ELEMENTS

     The Bank has an Asset Classification Committee (the "ACC"), comprised of representatives of management, which undertakes an ongoing asset classification program to serve as an early warning system in identifying and determining the magnitude of potential problem assets. The ACC reports at least quarterly to the Board of Directors. Management and the ACC consider numerous factors in identifying potential problem loans including, among other factors, the estimated value of the underlying collateral, loan concentrations, specific loan problems, economic conditions that may affect the borrower's ability to repay, past payment experience, general market conditions and such other factors as management or the ACC believes should be considered under existing circumstances. In addition, various regulatory agencies, as an integral part of the examination process, periodically review the reserve for loan losses. Such agencies require the Bank to recognize additions to the reserve based on judgments with regard to information available to them at the time of the examination. Management is not aware of any loans classified for regulatory purposes as loss, doubtful or substandard that (i) have not been disclosed and
(ii) either (a) represent or result from trends or uncertainties, which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (b) represent material credits with respect to which management is aware of any information which causes management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.

     Construction loans represent a larger percentage of the Bank's loan portfolio than many of its peer group. However, the Company believes that its strict underwriting criteria, construction monitoring process, and knowledge of local market conditions tend to reduce the risk of delinquencies and problem loans. Despite higher credit risks, construction loans offer the Company a short term variable interest rate asset which assists in the ALCO's goals of decreasing the impact of rising interest rates on net income and equity. Construction loans can also be an effective tool to help secure permanent mortgage financing from home purchases. The Company has developed a construction inspection and appraisal network that closely monitors construction progress and loan disbursements throughout the process. At March 31, 1995, the Company had only three construction loans with a combined disbursed balance of $131,000 that were more than 60 days delinquent. Management and the ACC, along with regulators, closely monitor total exposure to each market area and price range in determining the appropriate concentrations of construction loans. The Office of Thrift Supervision (the "OTS") also monitors and comments on the adequacy of the Bank's provision for loan losses in conducting its examinations of the Bank. Additionally, the broadening of the Company's lending area has reduced its dependence on the economic prospects of the Atlanta metropolitan area.

     At March 31, 1995, the reserve for loan losses as a percentage of average loans outstanding was 1.2%. Charge-offs in fiscal 1995 were $684,000 versus $104,000 in fiscal 1994 and $635,000 in 1993. The reserve for loan losses remained virtually unchanged from $3.35 million at March 31, 1994, to $3.36 million at March 31, 1995. In fiscal 1995, charge-offs represented .23% of average loans receivable versus .03% for fiscal 1994 and .33% in 1993.

     Total problem assets, which include non-accrual loans, loans classified as problem assets by the ACC and real estate acquired through the settlement of loans, increased by $714,000 or 49.0% to $2.2 million at March 31, 1995, from $1.5 million at March 31, 1994. At March 31, 1995, the Company had non-accrual loans of $603,000 down from $787,000 at March 31, 1994. Interest income not recognized on these loans amounted to $40,000 during 1995, and $26,000 during 1994. Approximately 75% of all non-accrual loans were first mortgage loans on single family residential real estate. In addition, at March 31, 1995, the ACC identified $954,000 of loans as potential problem loans. At March 31, 1994, the Company had no loans classified as potential problems. Real estate owned decreased by $56,000 or 8.3% to $615,000 at March 31, 1995, from $671,000 at
March 31, 1994. Total problem assets as a percent of total assets have remained stable at .47% at March 31, 1995, when compared to .46% at March 31, 1994. The five-year trend of total problem assets to total assets exhibits the progress the Company has made in reducing problem assets. This decrease has been accomplished in a time of significant asset growth. The following table sets forth an analysis of the Company's provision for loan losses for the periods indicated.

                                                        FISCAL YEARS ENDED MARCH 31,
                                          --------------------------------------------------------
                                            1991        1992        1993        1994        1995
                                          --------    --------    --------    --------    --------
                                                           (DOLLARS IN THOUSANDS)
Reserve for loan losses, beginning of
  year..................................  $    757    $    763    $    892    $  2,420    $  3,349
Charge-offs:
  Real estate-construction..............       414          --         184          --         149
  Real estate-mortgage..................        12         305         432         101         521
  Consumer and other....................        15           2          19           3          14
  Commercial leases.....................        --          --          --                      --
                                          --------    --------    --------    --------    --------
          Total charge-offs.............       441         307         635         104         684
Recoveries..............................         1          38           5          33          54
                                          --------    --------    --------    --------    --------
Net charge-offs.........................       440         269         630          71         630
Reserve on purchased loans..............        --          --       1,528          --          --
Provision for loan losses...............       446         398         630       1,000         643
                                          --------    --------    --------    --------    --------
Reserve for loan losses, end of year....  $    763    $    892    $  2,420    $  3,349    $  3,362
                                          ========    ========    ========    ========    ========
Average loans outstanding for the
  period................................  $150,377    $163,136    $191,178    $233,976    $279,367
Reserve for loan losses to period end
  loans.................................       .46%        .48%        .97%       1.11%        .83%
Ratio of net charge-offs to average
  loans                                        .29%        .16%        .33%        .03%        .23%

     The allocation of the provision for loan losses for the year indicated is as follows:

                                                                  FISCAL YEARS ENDED MARCH 31,
                                -------------------------------------------------------------------------------------------------
                                      1991                1992                1993                1994                1995
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                            %                   %                   %                   %                   %
                                DOLLAR   OF TOTAL   DOLLAR   OF TOTAL   DOLLAR   OF TOTAL   DOLLAR   OF TOTAL   DOLLAR   OF TOTAL
                                AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                                ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                     (DOLLARS IN THOUSANDS)
Real Estate:
  First mortgage loans........   $266        85%     $255        77%    $  345       55%    $  507       43%    $  639       51%
  Second mortgage loans.......     77         8       120         7        129        5        350        4        148        2
  Construction................     54         6       109        15        460       31        934       42      1,008       38
Commercial leases.............     --        --        --        --        188        8        308       10        296        8
Consumer and other............     21         1        19         1         10        1         10        1         10        1
Unallocated...................    345        --       389        --      1,288       --      1,240       --      1,261       --
                                ------      ---     ------      ---     ------      ---     ------      ---     ------      ---
         Total................   $763       100%     $892       100%    $2,420      100%    $3,349      100%    $3,362      100%
                                ======   ======     ======   ======     ======   ======     ======   ======     ======   ======

NON-PERFORMING ASSETS

     Non-performing assets are composed of non-accrual loans and real estate acquired in the settlement of loans ("REO"). Loans that are 90 days past due are classified as non-accrual. An allowance is provided for all loans past due more than 90 days and such loans are classified as non-accrual if the financial condition of the borrower raises significant concern with regard to the ability of the borrower to service debt in accordance with current loan terms. The trend relating to non-accrual loans and REO is that problem assets have remained less than 3% of total assets for the previous five years. In addition, total problem assets as a percent of total assets have been less than 1% for fiscal 1994 and 1995. The ratio of the reserve for loan losses to problem assets exceeded 150% at March 31, 1995 and 1994. At March 31, 1995, the Company had REO of $615,000 versus REO of $671,000 at March 31, 1994. The Company had non-accrual loans of $603,000 at March 31, 1995, versus $787,000 at March 31, 1994. These loans are composed primarily of first mortgage loans on single family residences.

     The following table reflects non-performing loans, potential problem loans and restructured loans as of the dates indicated. Non-performing loans consist of non-accrual loans and foreclosed properties, as well as loans past due 90 days or more as to interest or principal and still accruing. Potential problem loans are those with respect to which management has doubts regarding the ability of the borrower to comply with current loan repayment terms and have been classified as such by the ACC, regardless of payment status.

                                                                     AT MARCH 31,
                                                   ------------------------------------------------
                                                    1991       1992       1993      1994      1995
                                                   -------    -------    ------    ------    ------
                                                                (DOLLARS IN THOUSANDS)
Non-accrual loans
  Residential real estate........................  $   377    $ 1,051    $2,057    $  780    $  603
  Commercial real estate.........................    1,224         --        --        --        --
  Installment....................................       --         87        --         7        --
                                                   -------    -------    ------    ------    ------
          Total non-accrual......................    1,601      1,138     2,057       787       603
Potential problem loans..........................    2,063         --     2,165        --       954
Loans contractually delinquent 90 days which
  still accrue interest..........................       --         --        --        --        --
Troubled debt restructurings.....................       --         --        --        --        --
                                                   -------    -------    ------    ------    ------
Total non-accrual and problem loans..............    3,664      1,138     4,222       787     1,557
Real estate owned, net...........................    3,486      3,696     2,137       671       615
                                                   -------    -------    ------    ------    ------
          Total problem assets...................  $ 7,150    $ 4,834    $6,359    $1,458    $2,172
                                                    ======     ======    ======    ======    ======
Total problem assets/total assets................     2.55%      1.60%     1.98%      .46%      .47%
Total problem assets/net loans plus reserves.....     4.51%      2.79%     3.30%      .65%      .71%
Reserve for loan losses/problem assets...........    10.67%     18.45%    38.06%   229.70%   154.79%

LOAN PORTFOLIO AND CONCENTRATIONS

     Since 1991, the Company's loan portfolio has grown 119%. During fiscal 1995, the Company increased residential mortgage loans 69%. This was accomplished primarily by electing to retain adjustable rate mortgages for the portfolio. The Company's primary lending activity is conducted through the loan production operation and includes the origination of construction loans and conventional, Federal Housing Administration ("FHA") and Veterans Administration ("VA") permanent loans secured by first mortgages on residential properties, principally one to four family owner occupied residences. The Bank's residential loan originations are conducted through PrimeEagle. Substantially all permanent loans originated by PrimeEagle are underwritten in accordance with standards and requirements acceptable to Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), FHA and VA. Substantially all fixed rate loans are sold to third party investors while adjustable rate mortgages are retained in the Bank's portfolio. In addition, the loan production segment originates construction loans on residential real estate in an attempt to capture the permanent mortgage when the builder sells the house. This provides an advantage to the loan production segment and reduces dependence on refinances.

     In fiscal 1993, the Company began an equipment leasing operation designed primarily to provide financing for investment grade (Baa/BBB or better) and other companies with unrated debt that meet the Bank's underwriting criteria. The residual value of the equipment is not considered as part of the Company's return. The Company looks to rental payments to provide its return. Each lease is approved by the Bank's Loan Committee based upon the credit quality of the lessee. Collateral value of equipment is not considered a material portion of the credit analysis of the lease; rather the lessee's cash flow and ability to make rental payments is most important. At March 31, 1995, the average duration of these leases was 24 months and lease financing loans represented 8.0% of the total loan portfolio.

     The following table reflects the composition of the Bank's loan portfolio at the indicated dates:

                                                                       AT MARCH 31,
                           -----------------------------------------------------------------------------------------------------
                                 1991                 1992                 1993                 1994                 1995
                           -----------------    -----------------    -----------------    -----------------    -----------------
                            AMOUNT      %        AMOUNT      %        AMOUNT      %        AMOUNT      %        AMOUNT      %
                           --------   ------    --------   ------    --------   ------    --------   ------    --------   ------
                                                                  (DOLLARS IN THOUSANDS)
Real
  Estate -- construction
  loans
  Construction............ $  9,003     5.40%   $ 23,156    12.36%   $ 65,870    26.26%   $102,983    34.18%   $123,995    30.43%
  Acquisition &
    Development...........      545     0.33       4,500     2.40      13,059     5.20      23,771     7.89      30,517     7.49
Real Estate -- mortgage
  loans
  Non-residential.........    9,107     5.46      11,429     6.10      24,355     9.71      19,578     6.50      15,852     3.89
  Residential.............  126,547    75.90     118,617    63.30      90,349    36.02      88,941    29.52     150,784    37.00
  Home equity and second
    mortgages.............   13,940     8.36      13,435     7.17      12,899     5.14      10,701     3.55      10,250     2.52
  Loans held for sale.....    5,306     3.18      13,708     7.32      23,462     9.35      23,641     7.85      41,220    10.11
                           --------   ------    --------   ------    --------   ------    --------   ------    --------   ------
        Total real estate
          loans...........  164,448    98.63     184,845    98.65     229,994    91.68     269,615    89.49     372,618    91.44
                           --------   ------    --------   ------    --------   ------    --------   ------    --------   ------
Other loans:
  Leases..................       --       --          --       --      18,808     7.50      29,364     9.75      32,582     8.00
  Consumer and other......    2,287     1.37       2,539     1.35       2,054     0.82       2,305     0.76       2,321     0.56
                           --------   ------    --------   ------    --------   ------    --------   ------    --------   ------
        Total other
          loans...........    2,287     1.37       2,539     1.35      20,862     8.32      31,669    10.51      34,903     8.56
                           --------   ------    --------   ------    --------   ------    --------   ------    --------   ------
        Total gross loans
          receivable......  166,735   100.00%    187,384   100.00%    250,856   100.00%    301,284   100.00%    407,521   100.00%
                           --------   ======    --------   ======    --------   ======    --------   ======    --------   ======
Less:
  Undisbursed portion of
    loans in process......   (3,749)              (9,870)             (31,460)             (52,054)             (56,780)
  Deferred loan
    origination fees......   (1,112)              (1,221)              (1,037)              (1,176)              (1,547)
  Unearned income.........   (3,266)              (2,572)              (1,782)              (1,190)                (593)
  Reserve for loan
    losses................     (763)                (892)              (2,420)              (3,349)              (3,362)
  Unearned discount on
    loans purchased.......     (101)                (380)                (580)                (148)                (113)
                           --------             --------             --------             --------             --------
Loans receivable,
  net(1).................. $157,744             $172,449             $213,577             $243,367             $345,126
                           ========             ========             ========             ========             ========

---------------

(1) Includes loans receivable held for sale.

     At March 31, 1995, approximately 77.5% of the Company's loans receivable are first mortgage loans secured by residential real estate consisting of one to four family homes. One to four family home mortgages are generally believed to be a conservative investment. The Company's high concentration of residential first mortgages tends to reduce its level of delinquencies and problem loans.

     The acquisition of the Prime Lending division during fiscal 1993 broadened the Company's mortgage lending area from metropolitan Atlanta to emerging cities in the Southeastern United States. Although Prime Lending's markets have not grown as rapidly as metropolitan Atlanta, they have experienced over time more consistent growth. Many of Prime Lending's markets are impacted by military bases and their resulting housing requirements. During fiscal 1993, 1994 and 1995, the base populations in these markets increased. Total exposure to each market area is monitored monthly. The factors considered in evaluating loan concentrations and in approving loans include, among other things, housing inventory, economic prospects of major employers, likelihood of job growth or contraction and general economic conditions. The broadening of the Company's lending area reduces its concentration of metropolitan Atlanta loans and dependence on the economic prospects of Atlanta.

     In accordance with the Company's business plan, the volume of construction lending increased in each of the previous three years. The Company understands the risks inherent in interim construction financing and has designed an efficient organization to properly mitigate those risks through strict underwriting and closely monitoring the process. The Company's underwriting criteria consider, among other things, the equity investment of the borrower, the track record and financial condition of the builder, the demand for the type of house to be constructed including a marketing survey of inventory levels by price range and location, the feasibility of house plans and costs, growth prospects for the economy and the impact of changes in interest rates. The Company has a multistate construction inspection and appraisal network. Its staff closely monitors construction progress and draws throughout the process. Approximately 30.0% of the Company's construction loan portfolio is comprised of loans on pre-sold single family residences. In addition, no single customer accounted for more than 2.0% of the Company's loans in fiscal 1995, 1994 or 1993.

INVESTMENT SECURITIES

     Federally chartered thrift institutions have the authority to invest in various types of liquid assets. These assets include United States Treasury and Federal Agency obligations, certain certificates of deposit, bankers' acceptances, and Federal Funds. Subject to various restrictions, investments may also be made in mortgage-backed securities, commercial paper and corporate debt and equity securities. During 1995, investment securities increased 41.3% over the prior year. At March 31, 1995, the Company had total investments in securities of $78.5 million versus $55.6 million at March 31, 1994. At March 31, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS No. 115, the Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. With the adoption of SFAS No. 115, the Company has reported the effect of the change in the method of accounting for investments in debt securities as a separate component of equity, net of income taxes.

     The investment securities portfolio at March 31, 1995, was comprised of $57.6 million of investment securities held to maturity at amortized cost. The Company has the ability and it is management's intent to hold these securities to maturity for investment purposes. In addition, the Company had an estimated market value of $20.9 million of investment securities available for sale at March 31, 1995. Investment securities available for sale had a net unrealized gain as shown in the Company's stockholders' equity section of $46,000 at March 31, 1995, versus $387,000 at March 31, 1994. Investment securities available for sale are primarily comprised of mortgage-backed securities and investments in equity securities, principally preferred stock. See Note 2 to the Consolidated Financial Statements for further information on investment securities.

     During 1995, the Company's weighted average yield (calculated on a taxable equivalent basis) for the aggregate investment portfolio was 8.0% versus 7.2% for 1994. The increase in yield is primarily due to the purchase of approximately $15.0 million of investments comprised primarily of preferred stock for which the Company has a tax exclusion for dividends received.

     Included in other securities at March 31, 1995 and 1994, are $5.0 million and $5.7 million, respectively, of investment grade residential mortgage pass through certificates issued by the RTC. These securities are rated Aa2 by Moody's and AA by Standard & Poor's. The Company holds no investment securities by any single issuer, other than mortgage-backed securities issued by an agency of the United States government, which equalled or exceeded 10% of stockholders' equity at March 31, 1993, 1994 or 1995.

     The following table reflects securities held in the Bank's securities portfolio for the periods indicated:

                                                                       AT MARCH 31,
                                                                ---------------------------
                                                                 1993      1994      1995
                                                                -------   -------   -------
                                                                      (IN THOUSANDS)
    Investment Securities Held to Maturity:
      US Treasury and US Government Agencies..................  $22,794   $17,860   $24,799
      Mortgage-backed securities..............................   35,085    11,388    10,009
      Corporate bonds.........................................    7,742     2,463    10,376
      Other debt securities...................................    7,174     2,972    12,415
      Equity securities.......................................      964        --        --
                                                                -------   -------   -------
              Total...........................................   73,759    34,683    57,599
                                                                -------   -------   -------
    Securities Available for Sale:
      Mortgage-backed securities..............................   14,184    17,911    14,093
      Equity securities-preferred stock.......................       --     2,972     6,846
                                                                -------   -------   -------
              Total...........................................   14,184    20,883    20,939
                                                                -------   -------   -------
    Total Investment Securities:
      US Treasury and US Government agencies..................   22,794    17,860    24,799
      Mortgage-backed securities..............................   49,269    29,299    24,102
      Corporate bonds.........................................    7,742     2,463    10,376
      Other debt securities...................................    7,174     2,972    12,415
      Equity securities.......................................      964     2,972     6,846
                                                                -------   -------   -------
              Total...........................................  $87,943   $55,566   $78,538
                                                                =======   =======   =======

     The following table reflects the stated contractual maturities, amortized cost or estimated value and weighted average yield of securities held in the Bank's portfolio, for the periods indicated:

                                                                       AT MARCH 31, 1995
                                                ---------------------------------------------------------------
                                                 INVESTMENT SECURITIES HELD
                                                         TO MATURITY             SECURITIES AVAILABLE FOR SALE
                                                -----------------------------   -------------------------------
                                                AMORTIZED       WEIGHTED         ESTIMATED        WEIGHTED
                                                  COST      AVERAGE YIELD(1)    FAIR VALUE    AVERAGE YIELD(1)
                                                ---------   -----------------   -----------   -----------------
                                                                    (DOLLARS IN THOUSANDS)
    US Treasury and US Government Agencies:
      Within 1 year...........................        --             --                --              --
      1-5 years...............................   $24,799           7.03%               --              --
      5-10 years..............................        --             --                --              --
      More than 10 years......................        --             --                --              --
                                                ---------   ----------------    -----------   ----------------
             Total............................    24,799           7.03                --              --
                                                ---------   ----------------    -----------   ----------------
    Mortgage-backed securities:
    Government National Mortgage Association
      Within 1 year...........................        --             --                --              --
      1 to 5 years............................        --             --                --              --
      5 to 10 years...........................        --             --                --              --
      More than 10 years......................     4,168           5.61           $   296            8.00%
                                                ---------   ----------------    -----------   ----------------
             Total............................     4,168           5.61               296            8.00
                                                ---------   ----------------    -----------   ----------------
    Federal National Mortgage Association
      Within 1 year...........................        --             --                --              --
      1 to 5 years............................        --             --               155            8.25
      5 to 10 years...........................        --             --                --              --
      More than 10 years......................       881           5.73             8,878            8.60
                                                ---------   ----------------    -----------   ----------------
             Total............................       881           5.73             9,033            8.59
                                                ---------   ----------------    -----------   ----------------
    Federal Home Loan Mortgage Corporation
      Within 1 year...........................        --             --                --              --
      1 to 5 years............................        --             --               345            7.03
      5 to 10 years...........................        --             --               526            8.50
      More than 10 years......................        --             --             3,893            8.50
                                                ---------   ----------------    -----------   ----------------
             Total............................        --             --             4,764            8.39
                                                ---------   ----------------    -----------   ----------------
    Other:
      Within 1 year...........................        --             --                --              --
      1 to 5 years............................        --             --                --              --
      5 to 10 years...........................        --             --                --              --
      More than 10 years......................    17,375           7.42                --              --
                                                ---------   ----------------    -----------   ----------------
             Total............................    17,375           7.42                --              --
                                                ---------   ----------------    -----------   ----------------
    Corporate Debt:
      Within 1 year...........................        --             --                --              --
      1 to 5 years............................     5,591           7.64                --              --
      5 to 10 years...........................     2,861           8.40                --              --
      More than 10 years......................     1,924           7.69                --              --
                                                ---------   ----------------    -----------   ----------------
             Total............................    10,376           7.86                --              --
                                                ---------   ----------------    -----------   ----------------
    Preferred Stock:
      Within 1 year...........................        --             --                --              --
      1 to 5 years............................        --             --                --              --
      5 to 10 years...........................        --             --                --              --
      More than 10 years......................        --                            6,846            8.05
                                                ---------   ----------------    -----------   ----------------
             Total............................        --             --             6,846            8.05
                                                ---------   ----------------    -----------   ----------------
    Total Securities:
      Within 1 year...........................        --             --                --              --
      1 to 5 years............................    30,390           7.14               500            7.41
      5 to 10 years...........................     2,861           8.40               526            8.50
      More than 10 years......................    24,348           7.07            19,913            8.38
                                                ---------   ----------------    -----------   ----------------
             Total............................   $57,599           7.17%          $20,939            8.36%
                                                =========   ================    ==========    ================

---------------

(1) The weighted average yield has been calculated based on the amortized cost of the respective securities.

DEPOSITS

     Deposits are the Company's primary funding source. Total deposits grew by $42.0 million or 17.2% to $286.3 million at March 31, 1995, from $244.3 million at March 31, 1994. During the twelve months ended September 30, 1995, deposits grew by $62.5 million or 23.7% to $327.7 million at September 30, 1995, from $265.2 million at September 30, 1994. The Bank uses traditional marketing methods to attract new customers. Its deposit network is serviced from its ten branches. During the fiscal year ending March 31, 1995, the number of savings accounts grew 18.0% to 40,698 accounts at March 31, 1995, from 34,492 at March 31, 1994. Management believes that the majority of those additional accounts are a result of the continued trend in consolidation of financial institutions in the metropolitan Atlanta market and the desire of customers to deal with an independent, local financial institution. In addition, in April 1994, the Bank purchased insured deposits of approximately $22.1 million of a branch of Southern Federal Savings Association of Georgia from the Resolution Trust Corporation.

     The growth in deposits was primarily in certificates of deposit with maturities one year or less which grew 53.6% to $124.7 million at March 31, 1995, from $81.2 million at March 31, 1994. Certificates of deposit $100,000 and greater were 8.6% of total deposits at March 31, 1994, and 9.7% at March 31, 1995. In addition, at March 31, 1995, 36.5% of certificates of deposit with balances $100,000 and more have maturities of over 12 months. The Bank does not actively solicit deposits outside of its local market area. At the same time, the weighted average interest rate on deposits at March 31, 1995 increased 81 basis points to 4.87% from 4.06%. Demand deposits including NOW accounts, passbook accounts and money market accounts were 29.0% of the Company's deposits at March 31, 1995.

     The following table sets forth information on the maturity distribution of certificates of deposit of $100,000 or more.

                                                                                  AT MARCH 31,
                                                                                      1995
                                                                                 ---------------
                                                                                 (IN THOUSANDS)
Certificates of Deposit:
  3 months or less.............................................................      $ 2,810
  Over 3 months through 6 months...............................................        4,425
  Over 6 months through 12 months..............................................       10,403
  Over 12 months...............................................................       10,156
                                                                                 ---------------
          Total outstanding....................................................      $27,794
                                                                                 ===========

     The following table reflects the composition of deposits by type of account and interest rate category for the years indicated:

                                                                   AT MARCH 31,
                                                  -----------------------------------------------
                                                          1994                      1995
                                                  ---------------------     ---------------------
                                                   AMOUNT    % OF TOTAL      AMOUNT    % OF TOTAL
                                                  --------   ----------     --------   ----------
                                                              (DOLLARS IN THOUSANDS)
    2.25% NOW accounts..........................  $ 24,609       10.1%      $ 28,244        9.9%
    2.50% Passbook accounts.....................    52,655       21.6         43,761       15.3
    2.50% Money Markets.........................    12,487        5.1         10,836        3.8
    Certificate accounts less than $100,000:
      2.75% to 5.99%............................    99,644       40.8         87,352       30.5
      6.00% to 7.99%............................    17,378        7.1         74,873       26.2
      8.00% to 9.99%............................    15,997        6.5         13,318        4.6
      10.00% to 12.00%..........................       559        0.2            137        0.0
    Certificate accounts $100,000 and greater
      ranging between 3.7% to 9.5%..............    20,968        8.6         27,794        9.7
                                                  --------   ----------     --------   ----------
              Total.............................  $244,297      100.0%      $286,315      100.0%
                                                  ========   ========       ========   ========

     The following table reflects the amount of deposits and weighted average rate by the categories and for the periods indicated:

                                                      FISCAL YEARS ENDED MARCH 31,
                                   ------------------------------------------------------------------
                                           1993                   1994                   1995
                                   --------------------   --------------------   --------------------
                                   AVERAGE     AVERAGE    AVERAGE     AVERAGE    AVERAGE     AVERAGE
                                    RATE        AMOUNT     RATE        AMOUNT     RATE        AMOUNT
                                   -------     --------   -------     --------   -------     --------
                                                         (DOLLARS IN THOUSANDS)
    Demand deposits:
      Passbook accounts..........    3.58%     $ 47,660     2.67%     $ 53,784     2.70%     $ 52,850
      NOW checking accounts......    2.52        18,058     1.73        22,123     1.71        28,346
      Money market accounts......    3.08        13,500     2.44        12,729     1.43        20,993
      Certificates of deposit....    6.10       144,707     5.27       149,569     5.68       165,708
                                   -------     --------   -------     --------   -------     --------
              Total..............    5.09%     $223,925     4.20%     $238,205     4.34%     $267,897
                                   ======      ========   ======      ========   ======      ========

BORROWINGS

     The FHLB system functions as a reserve credit facility for thrift institutions and certain other member home financing institutions. The Bank utilizes advances from the FHLB to fund a portion of its assets. At March 31, 1995, advances were $117.1 million up from $30.8 million at March 31, 1994. The weighted average interest rate on these borrowings was 6.77% and 5.76% at March 31, 1995 and 1994, respectively. Increased borrowings during fiscal 1995 were used primarily to fund the origination and retention of adjustable rate mortgages for the portfolio. During the third quarter of fiscal 1994, the Company recorded an extraordinary charge of $427,000 (net of income tax benefit of $261,000) due to the early extinguishment of $7.5 million of certain FHLB advances. This enabled the Company to reduce its cost of funds.

     The following table reflects the amount outstanding, maximum month end and average balances of short-term borrowings outstanding as well as the weighted average rate at the end of the year:

                                                        AT MARCH 31,     MAXIMUM      AVERAGE
                                                        ------------     --------     -------
                                                               (DOLLARS IN THOUSANDS)
    1995:
    Balances outstanding..............................    $108,643       $111,170     $49,355
    Weighted average rate.............................        6.78%          6.54%       5.79%
    1994:
    Balances outstanding..............................    $  3,750       $ 14,284     $ 7,435
    Weighted average rate.............................        4.00%          4.00%       3.35%
    1993:
    Balances outstanding..............................    $    500       $ 19,500     $ 7,913
    Weighted average rate.............................        3.65%          3.60%       3.63%

     During fiscal 1995, the Company borrowed approximately $250.3 million from the FHLB and repaid approximately $161.1 million of FHLB advances. At March 31, 1995, the Company had approximately $109.1 million of other borrowings due within one year. For further information on the Company's borrowings, see Note 7 to Notes to Consolidated Financial Statements included elsewhere herein.

LIQUIDITY AND CAPITAL RESOURCES

     The ALCO manages the Company's liquidity needs to ensure there is sufficient cash flow to satisfy demand for credit, deposit withdrawals and other Company needs. Traditional sources of funds include deposits, FHLB advances, loan sales and payments on loans. The Company's assets were $528.2 million at September 30, 1995, as compared to $377.8 million at September 30, 1994, representing a 39.8% increase. At March 31, 1995, total assets were $457.3 million, a 42.7% increase from $320.4 million at March 31, 1994. The majority of the increase in assets was in loans receivable, investment securities and real estate held for development and sale. Substantially all of this growth was funded with growth in deposits and FHLB advances. Under current regulations, the Bank is required to maintain liquid assets at 5% or more of its net withdrawal deposits for short term borrowings. For the month of September, 1995, the Bank maintained an average liquidity level of 5.1% versus 5.3% for the month of March 1995 versus 8.5% for the month of March 1994. At March 31, 1995, the Company had commitments to originate fixed rate mortgage loans of approximately $3.3 million and commitments to originate variable rate mortgage loans of approximately $2.4 million with terms of up to thirty years and interest rates ranging from 6.5% to 11.0%. The Company had commitments to sell mortgage loans of approximately $41.2 million at March 31, 1995. In addition, the Company is committed to loan funds on unused variable rate lines of credit approximately $7.1 million at March 31, 1995. The Company's funding sources for these commitments include deposits and FHLB advances.

     Beginning April 1, 1995, the Bank formed an operating subsidiary, PrimeEagle, and consolidated all real estate lending activities into this business unit. This business unit generates revenues by originating construction loans, permanent mortgage loans and SBA loans. Substantially all fixed rate permanent mortgage and SBA loans are sold to investors. Permanent mortgage loan originations increased 29.1% to $211.0 million for the six months ended September 30, 1995, compared to $163.4 million for the six month period ended September 30, 1995. The Company manages the funding requirements of these loans primarily with short term advances from the FHLB. In addition, outstanding commitments to originate loans, exclusive of the undisbursed portion of loans in process, increased to approximately $22.3 million at September 30, 1995, from $5.7 million at March 31, 1995.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established five capital categories for financial institutions. The OTS places each federally chartered thrift institution into one of five categories: well capitalized, adequately capitalized, under capitalized, significantly under capitalized, and critically under capitalized. These classifications are based on the Bank's level of risk based capital, leverage ratios and its supervisory ratings. FDICIA defines "well capitalized" banks as entities having a total risk based capital ratio of 10% or higher, a tier one risk based capital ratio of 6% or higher and a leveraged ratio of 5% or higher. At March 31, 1995, the Bank was classified as "well capitalized" under the OTS regulations that implement the FDICIA provisions described above.

     The following table reflects the Bank's minimum regulatory capital requirements, actual capital and the level of excess capital by category. The Bank has historically maintained capital substantially in excess of the minimum requirement. However, as can be seen from the chart, the Bank utilized excess capital through asset growth and also paid $3.3 million of dividends to the Company over the course of the year. A major portion of those dividends were invested in real estate held for development and sale. Additionally, $1.4 million of these funds were paid to the Company's stockholders in the form of cash dividend payments.

                                                                AT MARCH 31, 1995
                                      ---------------------------------------------------------------------
                                         OTS REQUIREMENT       THE BANK'S CAPITAL        EXCESS CAPITAL
                                      ---------------------   ---------------------   ---------------------
                                      DOLLARS   % OF ASSETS   DOLLARS   % OF ASSETS   DOLLARS   % OF ASSETS
                                      -------   -----------   -------   -----------   -------   -----------
                                                             (DOLLARS IN THOUSANDS)
Tangible capital....................  $ 6,768       1.50%     $29,616       6.56%     $22,848       5.06%
Core capital........................   13,600       3.00       29,616       6.56       16,016       3.56
Risk-based capital..................   25,093       8.00       32,977      10.51        7,884       2.51

                                    BUSINESS

OVERVIEW

     The Company is a unitary savings and loan holding company headquartered in Tucker, Georgia which owns and operates the Bank, EREA and the Bank's wholly-owned subsidiaries, PrimeEagle and Eagle Service. At September 30, 1995, the Company had total assets of approximately $528 million, total deposits of approximately $328 million and stockholders' equity of approximately $36 million. The Bank is a federally chartered stock savings and loan association organized in 1956 and based in Tucker, Georgia. The Bank serves the northeast metropolitan Atlanta area through its home office and ten full service branch offices in Cherokee, DeKalb, Fulton and Gwinnett Counties, Georgia. The Bank's deposits are federally insured by the SAIF of the FDIC. Based on total assets at September 30, 1995, the Bank is the third largest financial institution headquartered in the metropolitan Atlanta area.

     Prior to 1989, the Bank was engaged primarily in the traditional business associated with thrift institutions, including the taking of deposits from the general public and making loans secured by first mortgage liens on residential and other real estate. Beginning in 1989, the Bank expanded the focus of its operations beyond the traditional business of thrift institutions to include the development of a loan production business. In connection with the expansion of its operations, in 1989 the Bank organized Atlanta Mortgage Services as a division of Eagle Service for the purpose of originating and selling single-family first mortgage loans in the north metropolitan Atlanta area. In November 1992, the Bank acquired the loan production operations of Prime Lending.

     The Bank is primarily engaged in the business of attracting deposits from the general public, and, with these and other funds, making construction and permanent first mortgage loans on residential and commercial real estate, making various types of consumer and other loans, and investing in mortgage-backed securities and money market securities. In addition to deposits, sources of funds for the Bank's loans and other investments include origination and other fees charged on certain types of loans, amortization and prepayment of loans, sales of loans or participations in loans, and in sales of investment securities. The principal sources of income for the Bank are interest and fees collected on loans and, to a lesser extent, interest and dividends collected on other investments and service charges on deposit accounts. The principal expenses of the Bank are interest paid on deposits, employee compensation, office expenses and other overhead expenses.

     Effective April 1, 1995, the Bank consolidated its real estate lending activities into its operating subsidiary, PrimeEagle. PrimeEagle generates revenues by originating construction loans, permanent mortgage loans and SBA loans and selling substantially all of the fixed rate permanent mortgage and SBA loans to investors. PrimeEagle originates single family mortgage loans from its loan production offices in Atlanta, Augusta, Hinesville, Peachtree City, Savannah, Stockbridge and Warner Robins, Georgia; Akin, Columbia and Sumter, South Carolina; Chattanooga, Tennessee; Jacksonville and St. Augustine, Florida; and Charlotte, North Carolina. The Company intends to focus the geographic expansion of its loan production business on emerging markets in the Southeast and in which it is able to locate experienced managers and highly trained staff who are capable of providing local market knowledge and superior customer service.

     PrimeEagle also generates revenues through fees for various services including loan application and origination as well as through the gain or loss on the sale of loans to third parties and from the sale of mortgage servicing rights. Proceeds from sales of mortgage servicing rights are the largest component of mortgage production fees. Fluctuations in the value of servicing rights and management's analysis of the timing of mortgage prepayments impact the Company's decision to retain or sell servicing. During fiscal 1995, the Company sold substantially all of its permanent loans on a servicing released basis.

     The Company provides construction financing in each of its markets and obtains significant benefits by coordinating the efforts of its construction lending and permanent lending operations. The Company's permanent mortgage products are primarily used for purchasing and refinancing single family homes and producing fee income. Non-interest revenues are also earned as a result of the Company's construction lending activities.

     The Bank competes for deposits with many financial institutions that are larger and have greater financial resources. In order to remain competitive, the Bank attempts to identify the specific needs of its target markets and to design financial products and services to fill those needs. Currently, the Bank offers a wide variety of insured savings programs and noninsured investment products. Additionally, many new customers of the Bank express a desire to bank with a local financial institution. The Bank believes that it provides a level of personal service to each customer that may not be available from larger national financial institutions. The Bank also believes the service it provides to its customers can provide a platform for the sale of a variety of services.

BUSINESS AND OPERATING STRATEGY

     The Company's strategic focus is based on four basic principles:

     - Build long-term shareholder value

     - Create competitive advantages in targeted business niches

     - Develop long-term, customer driven relationships

     - Create an entrepreneurial company where managers have an ownership interest and operate like owners

In keeping with these principles, the Company's top priority is to increase shareholder value by improving operating profitability, developing new sources of income, prudently investing in the future and attracting highly qualified employees.

     Enhance Operating Profitability. The Company will continue its efforts to increase the level of higher yielding assets in its loan portfolio. It intends to expand its portfolio of non-conforming credit mortgages and increase its level of consumer lending. The Company intends to continue its efforts to improve operating efficiencies in its loan production operations by increasing permanent originations in its targeted emerging Southeastern cities.

     Develop New Sources of Income. The Company believes there is an opportunity to develop a strong small business banking niche in its market areas. Currently, the Bank is an active SBA lender in the metropolitan Atlanta market. The Company believes that the financial services required by small businesses are not adequately provided by the large banks operating in the Atlanta area that are headquartered outside the State of Georgia. The real estate activities of EREA also provide contributions to the Company's income. The Company also intends to expand its consumer sales finance department.

     Invest in the Future. Over the last 24 months the Company has invested over $1.2 million in technology and plans to invest another $800,000 during the next six months to improve efficiencies and enhance customer service. The Company has opened seven loan production offices over the last 24 months. Additionally, the Company opened a new branch banking facility in the Fall of 1995 and will open an additional branch in the Spring of 1996. These investments are intended to enhance the Company's infrastructure and delivery system to support future growth of the Company.

     Recruit Experienced Banking Professionals. The consolidation of bank and thrift institutions in the Atlanta marketplace has created opportunities for the Company to recruit banking professionals who bring experience and customer relationships. The Company believes that its entrepreneurial focus enhances the attractiveness of a position with the Bank or the Company by allowing employees to directly share in earnings and equity ownership. All employees are eligible to receive bonus compensation based on net income and are afforded the opportunity to participate in the equity ownership of the Company, thereby enhancing the Company's ability to recruit and retain employees at all levels of the organization.

GROWTH IN THE METROPOLITAN ATLANTA, GEORGIA MARKET

     The Company is based in the metropolitan Atlanta, Georgia area and derives a significant portion of its loans and deposits in that area. In recent years, the metropolitan Atlanta area has enjoyed strong economic growth, including growth in employment and population. The Company has benefitted from this growth in the past and expects that its continued growth and profitability will depend in part on the continued growth and the economic conditions in the Atlanta area. The following tables indicates the historical and projected economic growth in
Atlanta:

                                                                                          HISTORICAL
                                                              HISTORICAL    HISTORICAL     HOUSEHOLD
                                                              EMPLOYMENT    POPULATION     FORMATION
                                                                GROWTH        GROWTH        GROWTH
                          MARKETS                             (1990-1994)   (1990-1994)   (1990-1994)
------------------------------------------------------------  -----------   -----------   -----------
Atlanta.....................................................      13.3%         12.6%         14.4%
Southeastern United States..................................       7.2%          6.1%          5.9%
United States...............................................       4.0%          4.3%          4.4%

                                                                                           PROJECTED
                                                               PROJECTED     PROJECTED     HOUSEHOLD
                                                              EMPLOYMENT    POPULATION     FORMATION
                                                                GROWTH        GROWTH        GROWTH
                          MARKETS                             (1995-1999)   (1995-1999)   (1995-1999)
------------------------------------------------------------  -----------   -----------   -----------
Atlanta.....................................................      18.2%         14.2%         14.4%
Southeastern United States..................................      13.3%          7.2%          8.2%
United States...............................................       9.7%          5.0%          6.8%

---------------

Source: For the historical data -- the U.S. Census Bureau and the U.S. Bureau of
        Labor Statistics. For the forecasted data -- Robert L. Siegel & Associates, Inc. and Dr. Donald Ratajczak, Director of Economic Forecasting Center, Georgia State University. Southeastern United States includes Alabama, Florida, Georgia, Maryland, North Carolina, South Carolina, Tennessee and Virginia.

     In addition, metropolitan Atlanta was ranked number one in DRI/McGraw Hill's list of the top job-generating metropolitan areas for the period 1990 to 1995 and DRI/McGraw Hill projects that metropolitan Atlanta will retain its first place status among the top metropolitan areas for job creation during the period from 1995 to 2000. No assurances can be given that the metropolitan Atlanta area will continue to have a strong economy or that, if the economy continues to be strong, the Company will benefit from that economy.

LENDING ACTIVITIES

  General

     The Bank offers permanent mortgage, construction and SBA loans through 14 PrimeEagle offices located in Atlanta, Stockbridge, Peachtree City, Augusta, Hinesville, Savannah, and Warner Robins, Georgia; Aiken, Columbia, and Sumter, South Carolina; Chattanooga, Tennessee; Jacksonville and St. Augustine, Florida; and Charlotte, North Carolina. The Company's goal is to continue geographic expansion of its mortgage lending operations by focusing on the emerging markets of the Southeast and to become the leading mortgage loan originator in the markets it serves. The Bank also generally makes construction loans in each of the markets where it operates mortgage origination offices in order to take advantage of the cross selling opportunities between construction lending and mortgage loan originations. In each market, the Bank follows the same stringent underwriting and construction monitoring procedures.

     In addition, the Bank's ten retail banking branches originate mortgage loans and offer a range of consumer loans and equity lines of credit. The Bank also has an equipment leasing operation which provides lease financing for investment grade and middle market credits. The Company's goal is to increase its line of products to attract the small business customer. The Company believes that this market is currently underserved in the Atlanta metropolitan area.

     The acquisition of the Prime Lending operations in November 1992 broadened the Company's mortgage lending area outside of the metropolitan Atlanta market. The Company's has experienced consistent growth in loan originations in these markets. Additionally, the Company generally faces less direct competition for loans in these markets as compared to the metropolitan Atlanta area. Further, many of the markets outside the metropolitan Atlanta area, including Augusta, Savannah and Warner Robins, Georgia, are impacted by military bases and their resulting housing requirements. During fiscal 1993, 1994 and 1995, the overall base populations of the Company's markets increased. However, military base closures in these markets could adversely effect the Company's business in these markets.

     Federal laws and regulations prescribe the types and amounts of loans which may be made by federal thrifts and generally permit such institutions to make residential real estate loans, commercial real estate loans, business loans, agricultural loans and consumer loans.

  Permanent Residential Real Estate Loans

     The Bank's principal lending operation traditionally has been the origination of permanent single family residential mortgage loans, and these loans continue to represent a significant part of the Bank's lending activities. At September 30, 1995, permanent single family residential mortgage loans were $218.9 million, constituting approximately 53.8% of the loan portfolio. Both fixed rate and adjustable rate permanent loans on residential properties currently are originated either for sale in the secondary market or for retention in the Bank's loan portfolio. Generally, the Bank retains the adjustable rate mortgage loans that it originates and sells the fixed rate loans that it originates. See "-- Lending Activities -- Loan Sales and Purchases."

     In the case of owner-occupied single family residences, the Bank may make permanent residential mortgage loans for up to 95% of the appraised value of the property. Loans on non-owner occupied real estate of not more than four family units, generally are made for up to 75% of the appraised value. All conventional loans with loan-to-value ratios in excess of 80% generally have private mortgage insurance covering that portion of the loan in excess of 75% of the appraised value. The borrower pays the cost of this insurance either through a single premium paid at the time of loan origination or through a monthly payment during the term of the loan. The borrower also generally makes monthly payments into an escrow account equal to 1/12 of the annual hazard insurance premiums and property taxes on the property which secures the loan. Interest rates and loan fees charged on loans originated are competitive with other financial institutions in the Bank's market areas.

     The Bank has offered, in addition to fixed rate residential loans, a variety of loans on which the interest rate, payment, loan balance or term to maturity may be adjusted, provided that the adjustments are tied to specified indices. These adjustable rate mortgage loans ("ARMs") permit greater flexibility in adjusting loan yields to changes in the cost of funds. ARMs generally have loan terms up to 30 years with rate adjustments ranging from one to ten years during the term of the loan. Most ARMs have one of several different caps on the maximum amount of change in the interest rate at any adjustment period and over the life of the loan.

  Residential Construction Loans

     The Bank provides interim construction financing for single-family residences and makes land acquisition and development loans on properties intended for residential use. The Bank's general policy is to grant single family construction loans and land acquisition and development loans up to 80% of the lower of cost or appraised value of the property. Residential construction loans are made for periods of one year or less, and land acquisition and development loans are made for periods of up to five years. These periods may be extended subject to negotiation and, typically, the payment of an extension fee. Interest rates on construction and acquisition and development loans are indexed to the Bank's base rate and are adjustable daily during the term of the loan.

     In accordance with the Company's business plan, the volume of construction lending has increased in each of the previous three fiscal years. The Company does not expect its percentage of construction loans to total loans to increase significantly above the September 30, 1995 level of $110.8 million or 27.4% of total loans. The Company recognizes the risks inherent in construction financing and has designed an organization and system of controls to properly mitigate those risks through strict underwriting and close monitoring of the lending and construction process. Underwriting criteria include, among other things, the track record and financial condition of the builder, applicable loan to appraised value ratios, the demand for the type of house to be constructed, including a marketing survey of inventory levels by price range and location, the feasibility of house plans and costs and growth prospects for the economy. The Company has a statewide construction inspection and appraisal network. The Company's staff closely monitors construction progress and loan draws throughout the process. Approximately 50% of the Company's construction loan portfolio is secured by houses that are pre-sold. In addition, no single customer accounts for more than 2% of the Bank's loans.

  Consumer Loans

     Federal thrifts are authorized to make both secured and unsecured consumer loans for personal or household purposes in amounts up to 30% of their total assets. In addition, federal thrifts have lending authority above the 30% limit for certain consumer loans, such as home equity loans (loans secured by the equity in the borrower's residence but not necessarily used for the purpose of home improvement), property improvement loans, mobile home loans, deposit account secured loans, education loans and indirect automobile loans. At September 30, 1995, total consumer loans constituted $4.5 million or 1.1% of the Company's total loan portfolio. The Company intends to continue prudent expansion of its consumer lending activities, subject to market conditions, as part of its plan to become a full service financial institution providing a wide range of personal financial services.

  Commercial Leases/Business Loans

     The Company is authorized by federal law to make secured and unsecured loans for business or agricultural purposes in amounts aggregating up to 10% of its total assets. Pursuant to this authority, the Company makes various types of commercial loans and leases to creditworthy borrowers for the purposes of financing equipment, capital projects and other legitimate business needs. The Company also purchases lease payment streams from approved third party lessors. In approving lessors, the Company evaluates their financial strength, reputation, credit worthiness and documentation capabilities.

     The Company evaluates creditworthiness of commercial and business loans primarily on the basis of the borrowers' financial strength including analysis of cash flow and balance sheet trends. In some instances, liquidation value or lessor recourse is considered as a secondary method of payment. The Company assigns a credit rating to each borrower based, among other things, on the borrowers' historical cash flow, financial strength, paying habits, business prospects, debt structure and capitalization, and reputation and character of its principals.

     These loans normally carry interest rates indexed to the Company's base rate, nationally quoted prime rate and U.S. Government Treasury securities. Commercial/business loans as of September 30, 1995 constituted approximately $38.0 million or 11.3% of the total loan portfolio and 7.2% of total assets.

  Commercial Real Estate Loans

     Interim construction and permanent commercial real estate loans typically are secured by apartment projects, office buildings, business properties, shopping centers, nursing homes and motels located in the Company's primary lending areas. Construction and permanent commercial real estate loans are made generally to 75% of the appraised value of the property, with the loan amount being determined through an evaluation of the net operating income and cash flows of each project. Interest rates are generally determined by market conditions. Commercial construction loans generally are made for periods of 12 to 24 months on an interest only basis at interest rates indexed to the prime rate. Permanent commercial real estate loans are typically made with up to 25 year amortization and up to a 10 year maturity. Interest rates on permanent loans are generally tied to the Bank's base rate or other interest rate indexes. As of September 30, 1995, the Company had outstanding $16.1 million in loans secured by commercial real estate. This constituted 4.0% of the Bank's loan portfolio.

  Loan Origination and Processing

     PrimeEagle actively solicits mortgage loan applications from existing customers, local real estate agents, builders, real estate developers and others for sale in the secondary market. The Company has received delegated underwriting from each of its primary investors in loan pools. A majority of these loans are underwritten to meet FNMA and FHLMC standards. The Company's loans are approved by qualified underwriters in the markets they serve. These underwriters ensure that the loans are closed in accordance with the guidelines set forth by FNMA and FHLMC and in the Company's lending policy and with investors. Substantially all of the permanent mortgage loans originated by PrimeEagle are sold to private investors on a servicing released basis.

     In addition, the Company has a structured loan approval process in which lending authority for various types and amounts of loans is delegated by the Board of Directors to loan officers on a basis commensurate with seniority and lending experience. The Bank has a Loan Committee that approves loan requests made by loan officers and must approve loans in amounts above $20,000. Additionally, the Bank's Board of Directors must approve loans of $1 million or more.

  Loan Sales and Purchases

     Permanent first mortgage loans on residential real estate are originated for sale in the secondary market by PrimeEagle through its 14 offices in the Southeast. These loans are pooled and sold through an assignment of trade to private investors. Fluctuations in the value of servicing rights and management's analysis of loan prepayments impact the Company's decision to retain or sell servicing. Because of the high cost to service loans as compared to the service release premiums paid by investors, the Company sells substantially all of its permanent loans on a servicing released basis.

  Credit Risk Management and Allowance for Loan Losses

     The Bank has a multi-faceted program designed to control and monitor the credit risks inherent in its loan portfolio. The Bank utilizes an asset classification system which is consistent with the "Interagency Policy Statement on the Allowance for Loan and Lease Losses" issued by the OTS to develop common guidance on allowances. The statement asserts that an institution must maintain an allowance for loan and lease losses ("ALLL") at an adequate level to absorb estimated credit losses associated with its loan and lease portfolio. Also, the ALLL should be sufficient to absorb estimated credit losses associated with off-balance sheet credit instruments, to the extent they are not provided for in a separate liability account.

     The basic objectives of the Bank's ALLL policy are: (i) to provide essential information regarding the overall quality of the Bank's assets; (ii) to provide for early identification of potential problem assets so as to minimize losses to the Bank; (iii) to project relevant trends that affect the collectibility of the Bank's loan and lease portfolio and to isolate potential problem areas; (iv) to provide adequate valuation allowances in accordance with generally accepted accounting principles and OTS policies; (v) to provide accurate and timely information relating to credit quality that can be used for financial and regulatory reporting purposes; (vi) to assess the adequacy of internal controls and adherence to internal credit policies and loan administration procedures; (vii) to monitor compliance with relevant laws and regulations through a loan review system; and (viii) to evaluate the activities of lending personnel through a loan review system.

     The Bank utilizes its Asset Classification Committee (the "ACC") to provide a quarterly evaluation of the Bank's assets, to establish the adequacy of the valuation allowances and to evaluate the loan review system. The ACC is responsible for developing and implementing effective credit approval and loan review systems and controls, including a credit grading system, that identifies, monitors and addresses asset quality problems in an accurate and timely manner.

     After a loan has been made, responsibility is placed with loan officers to analyze continuously the loan portfolio and to identify promptly and report problem loans. Loans are also reviewed by the loan committee, the ACC and, periodically and on a spot-check basis, by an outside accounting firm that conducts an independent credit review function for the Bank. The loan officer responsible for a loan submits the loan to the loan committee for approval in accordance with the guidelines of the Bank's lending authority. Each commercial real estate, construction, and lease loan is given a rating which the loan committee has the ability to approve or disapprove.

     In addition, the frequency of ongoing review is determined by the loan officer and approved by the Loan Committee. The ACC may determine that a loan or borrower's credit grading or review frequency should be changed in accordance with the framework provided by the Bank's grading system.

     The Bank also periodically performs an analysis of the various components of its portfolio, including all significant credits on an individual basis. In order to analyze the adequacy of the ALLL, the Bank will segment the loan and lease portfolios into components which have similar characteristics. Characteristics that are considered include, but are not limited to, geographical location, risk classification, past due status, type of loan, loan grade, and industry or collateral. Estimates of credit losses reflect consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date.

     The ACC considers historical losses or recent trends, changes in national and local economic and business conditions and developments, the level and structure of interest rates, job growth, consumer confidence and expected movement in market value of collateral. The ACC considers (i) the affect of external factors, such as competition and legal and regulatory requirements on the level of estimated losses in the Bank's current portfolio; (ii) changes in the duration, type and level of assets; (iii) the existence and affect of any concentration of assets and changes in the level of such concentrations; (iv) changes in the experience, ability and depth of the lending management and loan administration staff of the Bank; (v) changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices; (vi) changes in the trend of the volume and severity of past due and classified loans; (vii) trends in the volume of nonaccrual loans, troubled debt restructurings and other loan modifications; and (viii) changes in the quality of the Bank's loan review system and the degree of oversight by the Bank's Board of Directors.

     In addition, ratio analysis is used as a supplemental tool for evaluating loans, portfolio concentration and the overall reasonableness of the ALLL. Ratios are used to compare the Bank to its peer group and its historical practices in identifying divergent trends in the relationship of classified and nonclassified assets, past due and nonaccrual loans and leases, total loans and binding commitments and historical gross and net charge-offs.

     Based upon the amount and type of classifications, the ACC establishes the appropriate and requisite general and specific valuation allowances and makes any necessary adjustments to the allowances. The methodology for determining the amount of general valuation allowances will take the amount of assets classified substandard, doubtful, loss and special mention into consideration. Certain percentages derived to properly reflect the risk associated with the Bank's loan mix will be applied to the balance of all loans including those classified substandard, doubtful, loss and special mention. These percentage range from .1% to 100% and are derived primarily through industry standards and the Bank's historical data. These percentages are reviewed as conditions require. The Bank has a conservative philosophy and automatically considers any loan that is delinquent 90 days or more and real estate acquired in the settlement of loans as substandard.

     The Bank will combine its estimates of the reserves needed for each component of the portfolio. The ALLL will be divided into two distinct portions:
(i) an amount for specific allocations on significant individual credits and
(ii) a general reserve amount. Within the general reserve section, the loan portfolio will be broken into as many segments as practical for the purpose of making allocation to the ALLL.

     See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Provision for Loan Losses and Risk Elements."

ASSET LIABILITY MANAGEMENT

  Interest Rate Risk

     The Bank operates under an interest rate risk policy through the ALCO. The policy outlines limits on interest rate risk in terms of changes in net interest income and changes in the net market values of assets and liabilities over certain changes in interest rate environments. These measurements are made through a simulation model which projects the impact of changes in interest rates on the Bank's assets and liabilities. Additionally, the committee may set additional interest rate risk objectives. The policy also outlines responsibility for monitoring interest rate risk, and the process for the approval, implementation and monitoring of interest rate risk strategies to achieve the Bank's interest rate risk objectives.

     The Company's ALCO is comprised of senior management of the Bank. The ALCO makes all tactical and strategic decisions with respect to the sources and uses of funds that may affect net interest income, including net interest spread and net interest margin. The ALCO's decisions are based upon policies established by the Bank's Board of Directors which are designed to meet three goals -- improve interest rate spread, maintain adequate liquidity and manage interest rate risk.

     The ALCO has developed a program of action which includes, among other things, the following: (i) selling substantially all conforming, long-term, fixed rate mortgage originations; (ii) originating and retaining for the portfolio, shorter term, higher yielding loan products which meet the Company's underwriting criteria; (iii) repaying high cost funding sources, where possible, and (iv) actively managing the Company's Gap and interest rate risk exposure. During fiscal 1995, the Company also introduced strategies to increase core earnings which included increasing assets by retaining permanent adjustable rate mortgages and maintaining steady construction and lease originations. The Company's ability to expand its loan portfolio through originations or residential construction, short term leases and adjustable rate permanent mortgage loans has contributed to the Company's ability to improve its spread while limiting exposure to rising interest rates due to the variable rates and short term commitments these loans represent.

     The excess of interest earning assets versus interest bearing liabilities repricing or maturing in a given period of time is commonly referred to as "Gap". The Bank's ALCO has continued to shift the Bank's Gap throughout the year. The Bank's Gap position is evaluated continuously and discussed by the ALCO in bi-weekly meetings. A positive Gap indicates an excess of rate sensitive assets over rate sensitive liabilities, while a negative Gap indicates an excess of rate sensitive liabilities over rate sensitive assets. The Bank had a negative one year Gap of 23.59% as of March 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Interest Rate Sensitivity." Part of the ALCO strategy for reducing interest rate risk revolves around increasing the percentage of shorter term floating rate loans in the Company's portfolio. This has been accomplished by originating residential construction and adjustable rate permanent loans. The Bank continues to originate consumer loans, second mortgage loans and equipment lease financing loans. In general, these loans have short maturities and floating interest rates.

     The Bank also operates under a secondary marketing policy. The secondary marketing policy applies to the use of forward commitments ("coverage") by PrimeEagle to hedge market exposure in the pipeline of loans originated for sale. The ALCO is responsible for the implementation of the policy. The policy outlines acceptable hedging instruments, sets limits on the maximum exposure to risk and outlines authority and responsibility for the implementation of the policy. Pursuant to the policy, PrimeEagle holds coverage equal to at least 100% of estimated interest rate risk exposure.

INVESTMENT ACTIVITIES

     Income from investments in securities provides the Bank's second largest source of interest income after interest on loans. Federally chartered thrift institutions are required to maintain a minimum amount of liquid assets that may be invested in specified short-term securities. These assets include, among others, United States Treasury and Federal Agency obligations, certain certificates of deposit, bankers' acceptances and Federal Funds. Subject to various restrictions, investments may also be made in mortgage-backed securities, commercial paper and corporate debt and equity securities.

     Investment decisions are made by authorized officers under the supervision of the Bank's Board of Directors pursuant to the Bank's investment policy. Brokers approved by the Board of Directors are used to effect securities transactions. The Company holds no investment securities issued by a single issuer, other than mortgage-backed securities issued by an agency of the United States government, which equaled or exceeded 10% of stockholders' equity at September 30, 1995.

     Under the investment policy, the ALCO, with the approval of the Board of Directors of the Bank, designates all investments at the time of purchase as either trading assets, assets available for sale or assets held to maturity. At September 30, 1995, fixed rate mortgage-backed securities have been classified as assets available for sale based on management's determination that such assets may be liquidated prior to maturity. PrimeEagle classifies all permanent fixed rate loans originated as assets held for sale unless originated pursuant to a portfolio commitment to the Bank. All other loans, investments and mortgage-backed securities are considered assets held to maturity unless specifically classified otherwise. As of September 30, 1995, $85.3 million or 16.2%, of the Company's assets were classified as held for sale.

     At September 30, 1995, the Bank's investment portfolio, consisted of United States Agency obligations, investment grade corporate debt securities, equity securities and FHLB stock. Additionally, the Bank holds investments in mortgage-backed securities. At September 30, 1995, the Bank did not own any repurchase agreements as investments.

REAL ESTATE DEVELOPMENT ACTIVITY

     EREA was formed in October 1991 as a wholly-owned real estate services subsidiary of the Company to perform third party real estate brokerage and development activities, assist the Bank in identifying and acquiring branch sites and assist in disposing of real estate acquired through foreclosure. In connection with its development activities, the Company and EREA select only local projects that management believes are well located and where zoning, utility and economic risks can be minimized before the Company commits to engage in development activities.

     At September 30, 1995, the Company had invested in three real estate development projects totaling $8.4 million and representing 1.6% of total assets. In December 1995, the Company invested $600,000 in a fourth real estate development project. Set forth below is information regarding each of the projects.

     - Union Hill LLC. In October 1994, the Company and two unaffiliated third parties formed a limited liability corporation, Union Hill LLC, which purchased
149.7 acres of land located in Forsyth County, Georgia for the purpose of developing a 323-lot single family residential community named Chadbourne. The Company's investment in land and development costs at September 30, 1995, was $4.1 million. Through December 31, 1995, Union Hill LLC had contracted to sell 217 lots at an average sales price of $30,878 per lot to one of Atlanta's largest single family homebuilders with a specific takedown schedule. The average development cost per lot is $22,599. The Company benefits from the project by receiving a preferred return on its investment and 50% of any remaining profits.

     - Hampton Oaks L.P. In order to meet its goal of providing affordable housing, the Company has invested $3.2 million in a limited partnership, Hampton Oaks, L.P., that was organized to construct and lease a 50 unit affordable housing cooperative in Fulton County, Georgia. The general partner of Hampton Oaks, L.P. is a not-for-profit corporation. The Company owns a 99% limited partnership interest. The property is supported by 50 Section 8 housing permits and $2.6 million of Low Income Housing Tax Credits. As of December 31, 1995, the units are 100% occupied and the Company, as a result of its equity investment, will recognize Investment Tax Credits of $260,000 per year over the next 10 years.

     - Cobb Woodlawn Development LLC. In January 1995, the Company formed a wholly-owned limited liability corporation subsidiary, Cobb Woodlawn Development LLC, for the purpose of purchasing 15.8 acres of land and developing a 48-lot single-family residential community in Cobb County, Georgia named Woodlawn Park. The Company's net investment as of September 30, 1995 was $1.1 million. At December 30, 1995, Cobb Woodlawn Development LLC had contracted to sell all 48 lots at an average sales price per lot of $61,250. The average development cost per lot is $47,950. Development is complete and the sales contract requires all lot sales to be completed by August 1996.

     - BN Development Company LLC. In December 1995, the Company and an unaffiliated third party formed BN Development Company LLC for the purpose of acquiring a commercial lot near Cumberland Mall in Cobb County, Georgia and developing and leasing a 30,000 square foot Barnes & Noble, Inc. superstore. The Company's total investment at December 31, 1995 was $600,000. BN Development Company LLC's obligation is to provide a pad ready site for further development and construction of the superstore by Barnes & Noble, Inc. Upon completion of construction of the superstore, BN Development Company LLC will purchase the facility and lease it to Barnes & Noble, Inc. under a 20 year triple net lease. The Company benefits from the project by receiving a preferred return on its investment and 50% of any remaining profits.

SOURCES OF FUNDS

  General

     Deposits are the Bank's largest source of funds for lending and other investment purposes. In addition to deposits, the Bank obtains funds from repurchase agreements, loan principal repayments, proceeds from sales of loans and loan participations and advances from the FHLB. Loan repayments are a relatively stable source of funds while deposit inflows and outflows and sales of loans and investment securities are significantly influenced by prevailing interest rates and economic conditions. Borrowings may be used to compensate for reductions in normal sources of funds or to support expanded lending activities.

  Deposits

     The Bank offers a variety of savings and other deposit programs and related services. Deposits are obtained primarily from the communities in which its banking offices are located. The Bank uses traditional marketing methods to attract new customers. The Bank does not advertise for deposits outside of its local market area. For further details as to the composition of the Bank's savings portfolio, see Note 6 of Notes to Consolidated Financial Statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deposits."

  Borrowings

     Savings deposits are the primary source of funds for the Bank's lending and investment activities and for its general business purposes. However, the Bank periodically obtains additional funds by borrowing from the FHLB and through repurchase agreements entered into with various brokerage organizations whose credit worthiness has been approved by the Bank's Board of Directors. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Borrowings" and Note 7 of Notes to Consolidated Financial Statements.

COMPETITION

     The Bank faces strong competition in attracting deposits and making loans throughout its market areas. The most significant factors in competing for deposits are interest rates, the quality and range of financial services offered, convenience of office locations and office hours. The Bank competes directly for deposits with commercial banks, money market funds and retail securities brokerage houses with offices in the Bank's market areas. The Bank also faces competition for deposits from (i) more distant depository institutions that advertise locally or through national media, (ii) short-term money funds, (iii) corporate and government borrowers (including, among others, insurance companies) and (iv) credit unions.

     The Bank competes for deposits principally by attempting to identify the specific needs of its target market and by offering a high level of customer service. Analysis of product needs is generated through dialogue with customers and staff. The Bank offers a wide variety of savings programs including passbooks, NOW checking accounts, certificates of deposit ranging from three months to five years in maturity, tax deferred retirement programs, tax deferred certificates of deposit and small savers plans.

     Employee commitment to service is another important factor in attracting deposits. The goal of the Bank is to render superior personal service through convenient branch and main office locations and hours of operation. All of the Bank's branches are open on Saturdays for customer convenience. The Bank does not rely on any individual, group or entity for a material portion of its deposits.

     The Bank's competition for loans comes from mortgage companies, other thrift institutions and commercial banks, credit unions, consumer finance companies, insurance companies and investment banking firms. The primary factors in competing for loans are interest rates, discount points, loan fees and the quality and range of lending services offered. Competition for origination of mortgage loans comes primarily from other thrift institutions and loan production firms, commercial banks and insurance companies. The Bank competes for loan originations through the quality of services it provides borrowers, real estate brokers and builders, as well as the interest rate and terms of its loans. The competition for loans varies from time to time depending on the general availability of lendable funds and credit, general and local economic conditions, interest rate levels, conditions in the local real estate market and other factors that are not readily predictable. The Bank attempts to charge interest rates and loan fees commensurate with the level of risk it accepts. The Bank believes that providing superior service can allow improved loan pricing. The expansion of PrimeEagle's mortgage origination offices has been targeted toward markets with solid growth prospects which are under served by PrimeEagle's competitors. No market is entered, however, without an experienced manager and highly trained staff.

     Various states in the Southeastern region, including Georgia, have enacted regional interstate banking laws which permit financial institutions and, in some states such as Georgia, thrift institutions, to acquire financial institutions in other states within the region. As a result of such laws there have been major interstate acquisitions involving Georgia financial institutions which have offices in the Bank's service area but are headquartered in other Southeastern states. The effect of such acquisitions (and of the possible increase in the size of the financial institutions in the Bank's market area) may be to further increase the competition faced by the Bank.

     Competition may be further increased as a result of the enactment of the Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994 (the "Interstate Banking Act") on September 29, 1994. Beginning in September 1995, bank holding companies, upon meeting certain criteria, were authorized to acquire existing banks on a nationwide basis without regard to state statutes to the contrary. Effective June 1, 1997, the Interstate Banking Act will permit mergers of banks on an interstate basis, unless states in which such banks are located pass legislation specifically prohibiting out-of-state banks from operating interstate branches within their boundaries. In addition, the Interstate Banking Act provides for de novo interstate branching where states enact legislation specifically authorizing interstate branching within the host state. See "Supervision and Regulation -- Recent Legislation."

EMPLOYEES

     At December 28, 1995, the Company had 338 full-time employees and 52 part-time employees. All officers and other personnel serving the Company are employed and compensated by the Bank. No employees are covered by a collective bargaining agreement. Management considers its relations with its employees to be good.

PROPERTIES

     The principal executive offices of the Company are located at 4305 Lynburn Drive, Tucker, Georgia and are located in a 4,320 square foot building owned by the Bank. The main office of the Bank is located at 2355 Main Street, Tucker, Georgia. The Company's ten branch offices are located in the Doraville, Dunwoody, Lilburn, Norcross, Northlake, Roswell, Stone Mountain, Towne Lake, Tucker and Wesley Chapel areas of metropolitan Atlanta, Georgia. Two of the Bank's ten branch locations are leased under operating leases and the remaining branch properties, including the main office are owned by the Bank. The Roswell, Georgia branch office is leased on a month-to-month basis. The lease on the Bank's Northlake office expires in 2002.

     PrimeEagle operates 14 loan production offices located in Aiken, Columbia and Sumter, South Carolina; Jacksonville and St. Augustine, Florida; Atlanta, Augusta, Hinesville, Peachtree City, Savannah, Stockbridge and Warner Robins, Georgia; Chattanooga, Tennessee; and Charlotte, North Carolina. Each of these offices is leased pursuant to an operating lease. The Augusta office is leased on a month-to-month basis. The Savannah office has a three-year lease that expires in 1997. The Hinesville office has a five-year lease that expires in 1998. The Warner Robins office lease expires in 1999. The Chattanooga office lease expires in 1996. The Jacksonville, Florida and Columbia, South Carolina leases expire in 2000. The PrimeEagle office in Atlanta is leased pursuant to an operating lease that expires in 1998 and includes an option to renew for a three-year term. The Aiken and Sumter, South Carolina and the Stockbridge and Peachtree City, Georgia leases expire in 1996. Management believes that it will be able to renew such leases on satisfactory terms.

                                   MANAGEMENT

     Set forth below is information regarding the directors and key employees of the Company and the Bank, including their principal occupations (which have continued for at least the past five years, unless otherwise noted) as of December 19, 1995:

DIRECTORS

     Walter C. Alford, 46, has been an attorney practicing in Tucker, Georgia since 1974, and has served as General Counsel to the Bank since 1995. Mr. Alford has been a director of the Company and the Bank since 1995.

     Richard J. Burrell, 67, retired in 1994 after 40 years of service with Household International, Inc., a financial services company. During his employment with Household International, Mr. Burrell served as Governmental Relations Director from 1962 until 1994. He previously has served as President of the Alabama and Florida Financial Services Associates and Georgia Equity Lenders Association. He is a director of the Consumer Credit Counseling Service of Atlanta. Mr. Burrell has been a director of the Company and the Bank since 1994.

     Richard B. Inman, Jr., 44, has served as President and Chief Executive Officer of the Bank since October 1990. He has also been Treasurer of the Company since May 1993 and Secretary of the Company since July 1995. From 1982 until 1985, Mr. Inman served as President of Holly Ridge Foods. From 1985 until October 1990, he was President of Inman Cream Company. Prior to 1982, Mr. Inman worked as an investment banker. He has been a director of the Company since 1992 and a director of the Bank since 1988.

     Weldon A. Nash, Jr., 49, has served as President and Chief Executive Officer of Weldon, Inc., a company based in Stone Mountain, Georgia, which designs, builds and develops residential and commercial properties, since 1975. Mr. Nash has been a director of the Company since 1991 and a director of the Bank since 1991.

     Conrad J. (Jere) Sechler, Jr., 49, has served as President of Eagle Service, a wholly-owned subsidiary of the Bank, since 1991, and served as Executive Vice President of Eagle Service from 1989 to 1991. He has been a director of the Company since April 1995 and a director of the Bank since 1985. Prior to joining the Bank, Mr. Sechler was a self-employed real estate broker, specializing in commercial real estate activities in and around metropolitan Atlanta. He is the son of Conrad J. Sechler, Sr., the Chairman of the Board and President of the Company.

     Conrad J. Sechler, Sr., 82, was an organizer of the Bank and has served as Chairman of the Board of the Bank since its organization in 1956, and has served as Chairman of the Board and President of the Company since its incorporation in September 1985. Mr. Sechler was the Managing Officer of the Bank from January through September 1990. He also served as President and Chief Operating Officer of Eagle Service from 1971 to 1991. He has been a director of the Company since 1985 and a director of the Bank since 1956. He is the father of Conrad J. (Jere) Sechler, Jr.

     George G. Thompson, 49, was the Superintendent of Gwinnett County Public Schools from 1990 until December 1994. Prior to that time, he was the Administrative Assistant to the Superintendent of the Gwinnett County Public Schools from 1982 until 1989. Mr. Thompson is currently employed by The Center for Leadership in School Reform as a Senior Associate. He has been a director of the Company since 1993 and a director of the Bank since 1993.

KEY EMPLOYEES

     LuAnn Durden, 36, has been Senior Vice President and Chief Financial Officer of the Bank since 1994. Since joining the Bank in 1987, Ms. Durden has served as Internal Auditor and Vice President of Finance. Prior to joining the Bank, Ms. Durden was a Senior Auditor with Peat Marwick Mitchell & Co. She is a Certified Public Accountant.

     Glenn A. Farley, Sr., 42, is a Senior Vice President of the Bank and has served as Chief Lending Officer since 1993. Prior to joining the Bank, Mr. Farley was Vice President of Construction Lending at Decatur Federal Savings and Loan Association from 1987 through 1993.

     Zelma B. Martin, 48, has been a Senior Vice President since 1987. She joined the Bank in 1967.

     Betty Petrides, 42, has been Executive Vice President of the Bank since 1988. She has been Secretary of the Bank since 1989. Prior to joining the Bank, Ms. Petrides was a consultant in governmental affairs with special emphasis on banking and state and local issues. She has been a director of the Bank since April 1995.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of December 22, 1995, by each director of the Company, each executive officer of the Company and all directors and executive officers of the Company as a group.


                                                                       BENEFICIAL OWNERSHIP          BENEFICIAL OWNERSHIP
                                                                       PRIOR TO OFFERING(1)           AFTER OFFERING(1)
                                                                    --------------------------    --------------------------
                                                                      NUMBER         PERCENT        NUMBER         PERCENT
                 NAME AND POSITION WITH COMPANY                      OF SHARES      OF CLASS       OF SHARES      OF CLASS
-----------------------------------------------------------------   -----------    -----------    -----------    -----------
Walter C. Alford.................................................       26,036 (2)        (10)       26,036 (2)        (10)
  Director
Richard J. Burrell...............................................       26,500 (3)        (10)       26,500 (3)        (10)
  Director
Richard B. Inman, Jr.............................................      124,600 (4)       3.97%      124,600 (4)       2.81%
  Director, Treasurer and Secretary of the Company; President and
  Chief Executive Officer of the Bank
Weldon A. Nash, Jr...............................................       24,624 (5)        (10)       24,624 (5)        (10)
  Director
Conrad J. (Jere) Sechler, Jr.....................................       72,699 (6)       2.32        72,699 (6)       1.64
  Director; President of Eagle Service
Conrad J. Sechler, Sr............................................      141,720 (7)       4.54       141,720 (7)       3.21
  Chairman of the Board and President
George G. Thompson...............................................        3,600 (8)        (10)        3,600 (8)        (10)
  Director
Betty Petrides...................................................       84,406 (9)       2.65        84,406 (9)       1.88
                                                                    -----------                  -----------
  Executive Vice President and Secretary of Bank
All directors and executive officers as a group (8 persons)......      504,185          15.64%      504,185          11.17%
                                                                       =======         ======       =======         ======


---------------

 (1) The stock ownership information shown above has been furnished to the Company by the named persons or obtained from information filed with the Commission. Beneficial ownership as reported in this table has been determined in accordance with regulations of the Commission and includes shares of Common Stock which may be acquired within 60 days. Except as otherwise indicated, the named persons have sole voting and investment power with regard to the shares shown as owned by them.
 (2) With regard to Mr. Alford, the shares shown include 1,704 shares which are held of record by the spouse of Mr. Alford and as to which he disclaims beneficial ownership.
 (3) With regard to Mr. Burrell, the shares shown include 2,500 shares which he may acquire upon the exercise of stock options.
 (4) With regard to Mr. Inman, the shares shown include (i) 23,000 shares which he may acquire upon the exercise of stock options, (ii) 30,000 shares of restricted stock with respect to which Mr. Inman has voting power; however, in accordance with the vesting provisions of the award, 7,500 of such shares are subject to forfeiture; (iii) a total of 3,950 shares held for the account of Mr. Inman and as a participant in the ESOP; and (iv) 2,000 shares which are held of record by the spouse of Mr. Inman and as to which he disclaims beneficial ownership.

 (5) With regard to Mr. Nash, the shares shown include (i) 13,332 shares which are held of record as joint tenants by his spouse and mother-in-law and as to which he disclaims beneficial ownership and (ii) 3,000 shares which he may acquire upon the exercise of stock options.
 (6) With regard to Mr. Sechler, Jr., the shares shown include (i) 9,666 shares which he may acquire upon exercise of stock options; (ii) 15,000 shares of restricted stock with respect to which he has voting power; however, in accordance with the vesting provisions of the award, 7,500 of such shares are subject to forfeiture; and (iii) 6,076 shares held for his account as a participant in the ESOP.
 (7) With regard to Mr. Sechler, Sr., the shares shown include (i) 3,000 shares which he may acquire upon the exercise of stock options; (ii) 1,220 shares held for his account as a participant in the ESOP; and (iii) 117,500 shares owned by corporations which he votes as majority owner of such corporations.
 (8) With regard to Mr. Thompson, the shares shown include 3,000 shares which he may acquire upon the exercise of stock options.
 (9) With regard to Mrs. Petrides, the shares shown include (i) 62,166 shares which she may acquire upon exercise of stock options; (ii) 15,000 shares of restricted stock for which she has voting power; however, in accordance with the vesting provisions of the award, 7,500 of such shares are subject to forfeiture; and (iii) 7,240 shares held for her account as a participant in the ESOP.
(10) Less than 1%.

     Additionally, as of December 31, 1995, (i) LuAnn Durden, Senior Vice President and Chief Financial Officer of the Bank, beneficially owned 8,420 shares of Common Stock, including 4,000 shares issuable upon exercise of outstanding stock options and 4,420 shares allocated to her account in the ESOP,
(ii) Glenn A. Farley, Sr., Senior Vice President of the Bank, beneficially owned 5,065 shares of Common Stock, including 3,000 shares issuable upon exercise of outstanding stock options and 565 shares allocated to his account in the ESOP, and (iii) Zelma B. Martin, Senior Vice President of the Bank, beneficially owned 6,659 shares of Common Stock, including 2,800 shares issuable upon exercise of outstanding options and 3,859 shares allocated to her account in the ESOP.

                           SUPERVISION AND REGULATION

GENERAL

     The Company is a savings and loan holding company and, as such, is subject to regulation, examination, supervision and reporting requirements of the OTS and the Georgia Department of Banking and Finance ("DBF"). The Bank is a federally chartered savings institution and is a member of the FHLB system, subject to examination and supervision by the OTS and the FDIC, and subject to regulations of the Federal Reserve Board governing reserve requirements. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of the Company.

FEDERAL SAVINGS AND LOAN HOLDING COMPANY REGULATIONS

     As the owner of all of the stock of the Bank, the Company is a savings and loan holding company subject to regulation by the OTS under the Home Owners' Loan Act (the "HOLA"). As a unitary savings and loan holding company owning only one savings institution, the Company generally is allowed to engage and invest in a broad range of business activities not permitted to commercial bank holding companies or multiple savings and loans holding companies, provided that the Bank continues to qualify as a "qualified thrift lender." See "-- Regulation of the Bank -- Qualified Thrift Lender Test" herein. In the event of any acquisition by the Company of another savings association subsidiary, except for a supervisory acquisition, the Company would become a multiple savings and loan holding company and would be subject to limitations on the types of business activities in which it could engage.

     The Company is prohibited from directly or indirectly acquiring control of any savings institution or savings and loan holding company without prior approval from the OTS or from acquiring more than 5% of the voting stock of any savings institution or savings and loan holding company which is not a subsidiary. Control of a savings institution or a savings and loan holding company is conclusively presumed to exist if, among other things, a person or group of persons acting in concert, directly or indirectly, acquires more than 25% of any class of voting stock of the institution or holding company or controls in any manner the election of a majority of the directors of the insured institution or the holding company. Control is rebuttably presumed to exist if, among other things, a person acquires 10% or more of any class of voting stock (or 25% of any class of stock) and is subject to any of certain specified "control factors."

RECENT LEGISLATION

     The Budget Reconciliation Act of 1995 which is currently before Congress contains a provision which seeks to recapitalize the SAIF by means of a one-time assessment on the deposits of all depository institutions insured by the SAIF. See "-- Regulation of the Bank -- Insurance of Accounts." As proposed, the legislation establishes an assessment of from $.80 to $.90 per $100 of SAIF insured deposits, with such assessment to be paid to the FDIC during the first quarter of 1996 or such other date as may be prescribed by the FDIC during the first quarter. As a SAIF insured institution, the Bank would be subject to the one-time assessment should the proposed legislation be enacted. See "Risk Factors -- Legislation and Regulation."

     On November 17, 1995, legislation was introduced in the Senate which provides for the elimination of all federal savings association charters by January 1, 1998. By that date, a federally chartered thrift would be required to
(i) convert to a national bank charter, (ii) convert to a state depository institution charter, or (iii) surrender its charter and liquidate. Any federal savings association which has not taken one of the above actions by January 1, 1998 would become a national bank by operation of law as of January 1, 1998. The proposed Act also amends the Bank Holding Company Act of 1956 to provide that upon becoming a bank holding company, a former unitary thrift holding company which was a unitary thrift holding company on September 15, 1995 could maintain or enter into any nonbanking affiliation which the holding company was authorized to maintain or enter into as of September 22, 1995. The holding company also would be permitted to engage, directly or through affiliates, in any activity in which such company or any affiliate was authorized to engage as of September 22, 1995, provided that the insured institution controlled by the holding company continued to comply with limitations or restrictions on the type or amounts of loans or investments of the institution so as to continue to meet the "qualified thrift lender test." See "-- Regulation of the Bank -- Qualified Thrift Lender Test." The grandfathered activities and affiliations would cease to the extent that the former thrift holding company or any subsidiary of the company acquired more than five percent (5%) of the shares or assets of any bank or any savings association after September 13, 1995, or, if after September 13, 1995 control of the former thrift holding company or its subsidiaries should change. In addition, federally chartered savings institutions that convert to banks and that engage in activities which are not permitted under a bank charter must cease such activities two years following the conversion, subject to two one-year extensions.

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") allows bank holding companies to acquire existing banks across state lines, regardless of state statutes. Further, under the Interstate Banking Act, effective June 1, 1997, a bank holding company may consolidate interstate bank subsidiaries into branches and a bank may merge with an unaffiliated bank across state lines to the extent that the applicable states have not "opted out" of interstate branching prior to such effective date. States may elect to permit interstate mergers prior to June 1, 1997. The Interstate Banking Act also permits de novo branching to the extent that a particular state "opts into" the de novo branching provisions. The Interstate Banking Act generally prohibits an interstate acquisition (other than an initial entry into a state by a bank holding company), which would result in either the control of more than (i) 10% of the total amount of insured deposits in the United States, or (ii) 30% of the total insured deposits in the home state of the target bank, unless such 30% limitation is waived by the home state on a basis which does not discriminate against out-of-state institutions.

     The Riegle Community Development and Regulatory Improvement Act of 1994 provides for the creation of a community development financial institution's fund to promote economic revitalization in community development. Banks and thrift institutions are allowed to participate in such community development banks. Said Act also contains (i) provisions designed to enhance small business capital formation and to enhance disclosure with regard to high cost mortgages for the protection of consumers, and (ii) more than 50 regulatory relief provisions that apply to banks and thrift institutions, including the coordination of examinations by various federal agencies, coordination of frequency and types of reports financial institutions are required to file and reduction of examinations for well capitalized institutions.

REGULATION OF THE BANK

  Federal Home Loan Bank System

     General. The Bank is a member of the FHLB, which consists of 12 regional FHLBs subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The FHLBs maintain central credit facilities primarily for member institutions.

     The Bank, as a member of the FHLB of Atlanta, is required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount at least equal to 1% of the greater of: (i) the aggregate outstanding principal amount of its unpaid residential mortgage loans, home purchase contracts and similar obligations as of the beginning of each year, (ii) 5% of its advances (borrowings) from the FHLB of Atlanta, or (iii) $500. The Bank is in compliance with this requirement with an investment in stock of the FHLB of Atlanta at September 30, 1995 of $6.8 million.

     Advances from Federal Home Loan Bank. Each FHLB serves as a reserve or central bank for its member institutions within its assigned regions. It is funded primarily from proceeds derived from the sale of obligations of the FHLB System. A FHLB makes advances (i.e., loans) to members in accordance with policies and procedures established by its Board of Directors. The Bank is authorized to borrow funds from the FHLB of Atlanta to meet demands for withdrawals of savings deposits, to meet seasonal requirements and for the expansion of its loan portfolio. Advances may be made on a secured or unsecured basis depending upon a number of factors, including the purpose for which the funds are being borrowed and existing advances.

Interest rates charged for advances vary depending upon maturity, the cost of funds to the regional FHLB and the purpose of the borrowing.

     Liquidity Requirements. Federal regulations require a member savings institution to maintain an average daily balance of liquid assets (which includes cash, certain time deposits, certain bankers' acceptances, certain corporate debt securities and highly-rated commercial paper, securities of certain mutual funds, balances maintained in a Federal Reserve Bank and specified United States Government, state or federal agency obligations) equal to a monthly average of not less than a specified percentage, currently 5%, of its net withdrawable savings deposits plus short-term borrowings. These regulations also require each member institution to maintain an average daily balance of short-term liquid assets at a specified minimum percentage, currently 1%, of the total of its net withdrawable accounts and borrowings payable in one year or less. The Bank complied with its requirements at September 30, 1995.

  Insurance of Accounts

     General. Deposits at the Bank are insured to a maximum of $100,000 for each insured depositor by the FDIC through the SAIF. As an insurer, the FDIC issues regulations, conducts examinations and generally supervises the operations of its insured institutions (institutions insured by the FDIC hereinafter are referred to as "insured institutions"). Any insured institution which does not operate in accordance with or conform to FDIC regulations, policies and directives may be sanctioned for non-compliance. The FDIC has the authority to suspend or terminate insurance of deposits upon the finding that the institution has engaged in unsafe or unsound practices, is operating in an unsafe or unsound condition, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The FDIC requires an annual audit by independent accountants and also periodically makes its own examinations of insured institutions.

     Insured institutions are members of either the SAIF or the Bank Insurance Fund. Pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), an insured institution may not convert from one insurance fund to the other without the advance approval of the FDIC; provided, however, that conversions are not permitted until the date on which the SAIF first meets or exceeds the designated reserve ratio (reserves to estimated SAIF insured deposits) for such fund, subject to certain exceptions. To date, the SAIF has not met the designated reserve ratio for the fund. FIRREA also provides, generally, that the moratorium on insurance fund conversions shall not be construed to prohibit a SAIF member from converting to a bank charter during the moratorium, as long as the resulting bank remains a SAIF member during that period. When a conversion is permitted, each insured institution participating in the conversion must pay an "exit fee" to the insurance fund it is leaving and an "entrance fee" to the insurance fund it is entering.

     Insurance Premiums and Regulatory Assessments. As an insurer, the FDIC issues regulations, conducts examinations and generally supervises the operations of its insured members. FDICIA directed the FDIC to establish a risk-based premium system under which each premium assessed against the Bank would generally depend upon the amount of the Bank's deposits and the risk that it poses to the SAIF. The FDIC was further directed to set semiannual assessments for insured depository institutions to maintain the reserve ratio of the SAIF at 1.25% of estimated insured deposits. The FDIC may designate a higher reserve ratio if it determines there is a significant risk of substantial future loss to the particular fund. Under the FDIC's risk-related insurance regulations, an institution is classified according to capital and supervisory factors. Institutions are assigned to one of three capital groups: "well capitalized," "adequately capitalized" or "undercapitalized." Within each capital group, institutions are assigned to one of three supervisory subgroups. There are nine combinations of groups and subgroups (or assessment risk classifications) to which varying assessment rates are applicable. These rates range from $.23 per $100 of domestic deposits to $.31 per $100 of domestic deposits. See "-- Recent Legislation."

     In addition to deposit insurance premiums, savings institutions also must bear a portion of the administrative costs of the OTS through an assessment based on the level of total assets of each insured institution and which differentiates between troubled and nontroubled savings institutions. During fiscal 1995, the Bank paid $84,000 to the OTS for such assessments. Additionally, the OTS assesses fees for the processing of various applications.

  Qualified Thrift Lender Test

     Historically, the amount of advances which may be obtained by a member institution from the FHLB has been subject to the institution's compliance with a qualified thrift lender ("QTL") test. In order to comply with the QTL test, the Bank must maintain 65% of its total "Portfolio Assets" in "Qualified Thrift Investments." This level must be maintained on a monthly average basis in nine out of every twelve months. A savings institution that does not meet the Qualified Thrift Lender test must either convert to a bank charter or comply with the restrictions imposed for noncompliance. For purposes of the QTL test, "Portfolio Assets" equal total assets minus (i) goodwill and other intangible assets, (ii) the value of property used by an institution in the conduct of its business and (iii) assets of the type used to meet liquidity requirements in an amount not exceeding 20% of the savings institution's total assets. "Qualified Thrift Investments" generally include (i) loans made to purchase, refinance, construct, improve or repair domestic residential or manufactured housing, (ii) home equity loans, (iii) securities backed by or representing an interest in mortgages on domestic residential or manufactured housing, (iv) obligations issued by the federal deposit insurance agencies and (v) shares of FHLB stock owned by the savings institution. Qualified Thrift Investments also include certain other specified investments, subject to a percentage of Portfolio Assets limitation. The Bank's Qualified Thrift Investments as of September 30, 1995 were $376.7 million, or 79.5% of its Portfolio Assets at that date. The Bank expects to remain in compliance with the QTL test.

  Capital Requirements

     General. Effective December 7, 1989, OTS capital regulations established capital standards applicable to all savings institutions, including a core capital requirement, a tangible capital requirement and a risk-based capital requirement. The OTS also has established pursuant to FDICIA five classifications for institutions based upon the capital requirements: well capitalized, adequately capitalized, under capitalized, significantly under capitalized and critically under capitalized. At March 31, 1995, the Bank was "well capitalized." Failure to maintain that status could result in greater regulatory oversight or restrictions on the Bank's activities.

     Core Capital and Tangible Capital. The OTS requires a savings institution to maintain "core capital" in an amount not less than 3% of the savings institution's total assets. "Core capital" includes, generally, common stockholders' equity, noncumulative perpetual preferred stock and related surplus, nonwithdrawable accounts and pledged deposits of mutual savings associations, and minority interests in fully-consolidated subsidiaries, less
(i) investments in certain "non-includable" subsidiaries (as determined by regulation) and (ii) certain intangible assets (except for purchased mortgage servicing rights and purchased credit card relationships).

     The "tangible capital" requirement requires a savings institution to maintain tangible capital in an amount not less than 1.5% of its adjusted total assets. "Tangible capital" means core capital less any intangible assets (except for purchased mortgage servicing rights included in core capital).

     Most national banks will be required to maintain a level of core capital of at least 100 to 200 basis points above the 3% minimum level. Because OTS capital standards for savings institutions may not be less stringent than capital standards established for national banks, savings institutions will be required to maintain core capital levels at least as high as national banks. At September 30, 1995, the Bank's core capital and tangible capital were both $31.7 million or 6.1% of adjusted total assets.

     Risk-Based Capital. The OTS capital regulations require savings institutions to maintain a ratio of total capital to total risk-weighted assets of 8.0%. Total capital, for purposes of the risk-based capital requirement, equals the sum of core capital plus supplementary capital, which includes cumulative preferred stock, mandatory convertible securities, subordinated debt, and allowance for loan and lease losses of up to 1.25% of total risk-weighted assets. In determining total risk-weighted assets for purposes of the risk-based capital requirements, (i) each off-balance sheet item must be converted to an on-balance sheet credit equivalent amount by multiplying the face amount of each such item by a credit conversion factor ranging from 0% to 100% (depending upon the nature of the item); (ii) the credit equivalent amount of each off-balance sheet item and each on-balance sheet asset must be multiplied by a risk factor ranging from 0% to 100% (again depending on the nature of the item); and (iii) the resulting amounts are added together and constitute total risk-weighted assets. As of September 30, 1995, the Bank's ratio of total capital to total risk-weighted assets was 9.1%.

     In addition, the OTS requires institutions with an "above-normal" degree of interest rate risk to maintain an additional amount of capital. The test of "above-normal" is determined by postulating a 200 basis point shift (increase or decrease) in interest rates and determining the effect on the market value of an institution's portfolio equity. If the decline is less than 2%, no addition to risk-based capital is required (i.e., an institution has only a normal degree of interest rate risk). If the decline is greater than 2%, the institution must add additional capital equal to one-half the difference between its measured interest rate risk and 2% multiplied by the market value of its assets. Management believes that the Bank's interest rate risk is within the normal range.

  Capital Distributions

     "Capital distributions" by OTS-regulated savings institutions also are regulated by the OTS. Capital distributions are defined to include, in part, dividends, stock repurchases and cash-out mergers. An association is categorized as either a "Tier 1," "Tier 2," or "Tier 3" association. A Tier 1 association is defined as an association that has, on a pro forma basis after the proposed distribution, capital equal to or greater than the OTS fully phased-in capital requirements. A Tier 2 association is an association that has, on a pro forma basis after the proposed distribution, capital equal to or in excess of its minimum capital requirement but does not meet the fully phased-in capital requirement. A Tier 3 association is defined as an association that has current capital less than its minimum capital requirement.

     The Bank currently is in compliance with the regulatory capital requirements and therefore is a Tier 1 association. A "Tier 1" association is permitted to make capital distributions during a calendar year up to the higher of (i) 100% of its net income to date plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or
(ii) 75% of its net income over the most recent four-quarter period. Any distributions in excess of that amount require prior OTS notice, with the opportunity for the OTS to object to the distribution. In addition, a savings association must provide the OTS with a 30-day advance written notice of all proposed capital distributions, whether or not advance approval is required by OTS regulations. Currently, the Bank periodically notifies the OTS of the gross amount of dividends it intends to pay to the Company as the sole stockholder of the Bank. On February 3, 1995, the OTS approved the payment by the Bank of $5 million in dividends of which the Bank had paid $800,000 through December 31, 1995. The Bank's ability to pay dividends to the Company is subject to the financial performance of the Bank which is dependent upon, among other things, the local economy, the success of the Bank's lending activities, compliance by the Bank with applicable regulations, investment performance and the ability to generate fee income.

  Federal Reserve System Requirements

     The Federal Reserve requires depository institutions to maintain noninterest-bearing reserves against their deposit transaction accounts, non-personal time deposits (transferrable or held by a person other than a natural person) with an original maturity of less than one and one-half years and certain money market deposit accounts. Federal Reserve regulations currently require financial institutions to maintain average daily reserves equal to 3% on the first $51.9 million of net transaction account, plus 10% on the remainder. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the OTS. Members of the FHLB System also are authorized to borrow from the Federal Reserve "discount window" subject to restrictions imposed by Federal Reserve regulations. However, Federal Reserve policy generally requires that a savings institution exhaust its FHLB resources before borrowing from the Federal Reserve.

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

  Consumer Protection and Other Laws and Regulations

     The Bank and PrimeEagle also are subject to various laws and regulations dealing generally with consumer protection matters including without limitation, the Equal Credit Opportunity Act and Regulation B, the Electronic Funds Transfer Act and Regulation E, the Truth in Lending Act and Regulation Z, the Truth in Savings Act and Regulation DD, the Expedited Funds Availability Act and Regulation CC, the Bank Secrecy Act and fair housing laws. The Bank and PrimeEagle may be subject to potential liability under these laws and regulations for material violations.

  State Regulation

     As a federally chartered savings institution, the Bank generally is not subject to those provisions of Georgia law governing state chartered financial institutions or to the jurisdiction of the DBF. However, the DBF interprets the Georgia Bank Holding Company Act to require the prior approval of the DBF for any acquisition of control of any savings institution (whether chartered by state or federal authority) located in Georgia.

     The DBF also interprets the Georgia Bank Holding Company Act to include savings and loan holding companies as "bank holding companies," thus giving the DBF the authority to make examinations of the Company and any subsidiaries and to require periodic and other reports. Existing DBF regulations do not restrict the business activities or investments of the Company or the Bank.

     State usury laws are applicable to federally insured institutions with regard to loans made within Georgia. Generally speaking, Georgia law does not establish ceilings on interest rates although certain specialized types of lending in which the Bank engages, such as making loans of $3,000 or less, are subject to interest rate limitations.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Set forth below is a description of the material terms and provisions of the equity securities of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Restated Articles of Incorporation of the Company, as amended (the "Articles of Incorporation"), the Bylaws of the Company, as amended (the "Bylaws"), and the Shareholder Rights Plan of the Company dated as of January 26, 1993 (the "Shareholder Rights Plan"). The Articles of Incorporation, the Bylaws and the Shareholder Rights Plan are filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

     The Company is authorized to issue (i) 10,000,000 shares of Common Stock, par value $1.00 per share, and (ii) 5,000,000 shares of serial preferred stock, par value $1.00 per share, which may be issued in one or more series with such voting powers, designations, preferences, rights, qualifications, limitations and restrictions as shall be specified by the Board of Directors. On January 3, 1996, the Company had outstanding 3,117,200 shares of Common Stock held by approximately 619 stockholders of record. As of the date of this Prospectus, the Company does not have any series of preferred stock outstanding. See "Capitalization."

COMMON STOCK

  Dividends

     Subject to the rights of the holders of any preferred stock then outstanding, the holders of the Common Stock are entitled to dividends from funds legally available therefor when and if the Board of Directors declares such dividends payable. For a description of certain regulatory provisions that affect the payment of cash dividends, see "Supervision and Regulation -- Regulation of the Bank -- Capital Distributions."

  Voting Rights

     Holders of the Common Stock are entitled to one vote per share on all matters requiring stockholder action. The Company's stockholders are not permitted to cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting in the election of directors can elect 100% of the directors if they choose to do so, and in such event, the holders of the remaining shares voting are not able to elect any directors.

  Other Rights

     No holder of Common Stock has any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, the holders of Common Stock are entitled to receive pro rata any assets distributable to stockholders with regard to shares held by them, subject to the rights of any holders of preferred stock.

  Classified Board of Directors

     The Articles of Incorporation provide for the division of the Company's Board of Directors into three classes of directors, with one class being elected each year by the stockholders and the members of each class serving three year terms. Such a classified Board of Directors discourages and makes more difficult a change in control of the Company or the removal of incumbent management, even if favorable to the stockholders, since two successive annual meetings of the stockholders generally would be required to elect a majority of the Board of Directors. Additionally, the Articles of Incorporation provide that a director may be removed with or without cause, but only upon the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of the Company entitled to vote for the election of directors.

  Provisions Relating to Business Combinations

     Certain of the provisions of the Company's Articles of Incorporation and Bylaws summarized in the succeeding paragraphs may be deemed to have an anti-takeover effect and may delay a tender offer or takeover attempt which a stockholder might consider to be in such stockholder's best interest, including attempts which might result in the payment to stockholders of a premium over the market price for the Company's shares.

     Article XIII of the Articles of Incorporation requires the approval of the holders of not less than 75% of the Corporation's Voting Stock in order to approve or authorize any Business Combination with a Principal Stockholder. The purpose of this provision is to encourage potential acquirors to engage in arm's length negotiations with the Company before attempting a takeover, in order to provide protection for the Company and its stockholders. A Business Combination includes (i) any merger, reorganization or consolidation of the Company or any of its affiliates with or into any Principal Stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all, or more than 25% of the fair market value, of the assets of the Company or any of its affiliates to any Principal Stockholder, (iii) any sale, lease, exchange or other transfer by any Principal Stockholder to the Company or any of the Company's affiliates of any assets, cash or securities in exchange for shares of Voting Stock (or for shares of stock of any of the Company's affiliates entitled to vote in the election of directors of such affiliates or securities convertible into or exchangeable for shares of Voting Stock or such stock of an affiliate, or options, warrants or rights to purchase shares of Voting Stock or such stock of an affiliate), (iv) the adoption, at any time when there exists any Principal Stockholder, of any plan or proposal for the liquidation or dissolution of the Company, and (v) any reclassification of securities (including any reverse stock split), recapitalization or other transaction at any time when there exists a Principal Stockholder, if the result would be a decrease in the number of holders of the outstanding shares of Voting Stock. The term "Principal Stockholder" is defined as any individual or entity which, together with affiliates and associates, beneficially owns 10% or more of the outstanding shares of Voting Stock. Such term also includes any affiliate or associate of any such individual or entity. The term "Voting Stock" means the stock of the company entitled to vote in the election of Directors.

     Article XIV of the Articles of Incorporation provides that no Business Combination shall take place unless certain price criteria and procedural requirements are met. Generally, a Principal Stockholder must pay at least the same price per share to acquire more stock in the Company as the highest price per share he ever paid to acquire ownership of any of the Company's stock. The Principal Stockholder must also offer the same form and kind of consideration to acquire more stock that he previously offered in order to acquire a majority of the Company's stock which he acquired.

     The provisions of Articles XIII and XIV, described above, will not apply to a Business Combination if it is approved by two-thirds of those members of the Board of Directors who were directors prior to the time any Principal Stockholder became a Principal Stockholder. Articles XIII and XIV also will not apply to a Business Combination which (a) does not change any stockholders' percentage ownership in the shares of stock entitled to vote in the election of directors of any successor of the Company from the percentage of shares of Voting Stock owned by the stockholder, (b) provides for the provisions of
Article XIII or XIV without any amendment, change, alteration or deletion, to apply to any successor to the Company; and (c) does not transfer all, or more than 25% of the fair market value of, the Company's assets, other than to a wholly-owned subsidiary of the Company. Nothing contained in Article XIV permits the Company to issue any shares of Voting Stock or to transfer any of its assets to a wholly-owned subsidiary of the Company, if the issuance of shares of Voting Stock or transfer of assets is part of a plan to transfer such shares of Voting Stock or assets to a Principal Stockholder.

     Article XVI of the Articles of Incorporation specifically provides that the Board of Directors may amend the Bylaws, but that the stockholders may not amend the Bylaws except by the vote of holders of not less than 75% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, cast at a meeting of stockholders called for that purpose. Article XVII of the Articles of Incorporation also requires the same 75% vote of stockholders to change certain provisions of the Articles of Incorporation, including Articles XIII and XIV described above.

     As noted above, the Company's preferred stock may be issued from time to time in one or more series without stockholder approval. Thus, the Board of Directors, without stockholder approval, could authorize the issuance of preferred stock with conversion and other rights that could make it difficult for another company to effect certain business combinations with the Company or that could otherwise adversely affect the rights of the holders of Common Stock.

  Shareholder Rights Plan

     On January 26, 1993, the Board of Directors of the Company declared a dividend, payable February 9, 1993, of one right (a "Right") for each outstanding share of Common Stock of the Company held of record at the close of business on February 9, 1993 (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined). The Rights were issued pursuant to a Shareholder Protection Rights Agreement. Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one share of Common Stock for $17.50 (the "Exercise Price"), subject to adjustment.

     The Rights are evidenced by the Common Stock certificates until the Separation Time. The "Separation Time" is the close of business on the earlier of either (i) the tenth day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that otherwise would have occurred) after the date on which any person or entity commences a tender or exchange offer, which, if consummated, would result in such person or entity becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock (any person or entity having such beneficial ownership being referred to as an "Acquiring Person") and (ii) the Flip-in Date; provided that if a tender or exchange offer is cancelled, terminated, or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made. The Flip-in Date is the tenth business day after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Stock Acquisition Date"), other than as a result of a Flip-over Event (as defined below).

     Until the Separation Time, the Rights will be transferred only with the Common Stock. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time. The Rights will not be exercisable until the business day following the Separation Time.

     If a Flip-in Date occurs, the Company shall take action to ensure that each Right (other than Rights beneficially owned by the Acquiring Person or any of its affiliates) constitutes the right to purchase from the Company that number of shares of Common Stock of the Company having an aggregate "Market Price" (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price, for an amount in cash equal to the then current Exercise Price.

     In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any of its affiliates thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

     If the Company enters into a transaction, or series of transactions, on or after the Stock Acquisition Date, in which directly or indirectly, (A) the Company shall consolidate or merge with any other person or entity, or (B) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (i) aggregating more than 50% of the assets (measured by either book value or fair market value), or (ii) generating more than 50% of the consolidated operating income or cash flow of the Company, to any other person or entity (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such persons or entities which are affiliated or otherwise acting in concert (a "Flip-over Event"), the Company shall not permit to occur such Flip-over Event until it shall have entered into a supplemental agreement with the person or entity engaging in such Flip-over Event (the "Flip-over Entity").

     This supplemental agreement shall be for the benefit of the holders of the Rights, and shall provide that, upon consummation or occurrence of the Flip-over Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price, and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement.

     The Rights will expire on the earliest of (i) the Exchange Time, (ii) the close of business on January 26, 2003, and (iii) the date on which the Rights are redeemed as described below (in any such case, the "Expiration Time").

     The Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) of the then outstanding Rights, at $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

     The Rights will not prevent a takeover of the Company. The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock, unless the Rights are first redeemed by the Board of Directors. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders on or prior to the Flip-in Date, because the Rights can be redeemed before the consummation of such transaction.

  Other Aspects

     The transfer agent and registrar for the Common Stock is SunTrust Bank, Atlanta, Georgia.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement by and among the Company and the Underwriters named below, the Underwriters, through their representatives Interstate/Johnson Lane Corporation and Morgan Keegan & Co., have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:


                                                                         NUMBER
                                   UNDERWRITER                          OF SHARES
            ----------------------------------------------------------  ---------
            Interstate/Johnson Lane Corporation.......................    405,000
            Morgan Keegan & Company, Inc. ............................    405,000
            Robert W. Baird & Co. Inc. ...............................     70,000
            J.C. Bradford & Co. ......................................     70,000
            Equitable Securities Corporation..........................     70,000
            Allen C. Ewing & Co. .....................................     70,000
            Friedman, Billings, Ramsey & Co., Inc. ...................     70,000
            Raymond James & Associates, Inc. .........................     70,000
            Sterne, Agee & Leach, Inc. ...............................     70,000
                                                                        ---------
                      Total...........................................  1,300,000
                                                                         ========


     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to the approval of certain legal matters by counsel and to various other conditions customary in a firm commitment underwritten public offering, including the absence of any material change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent public accountants. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all shares of Common Stock offered hereby if any are purchased.


     The Underwriters propose to offer the shares of Common Stock being purchased by them directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of $.50 per share of Common Stock. The Underwriters may allow, and such selected dealers may reallow, a concession not in excess of $.10 per share to certain other brokers and dealers. After the initial offering to the public, the offering price and other selling terms may be changed by the representatives.



     Pursuant to the Underwriting Agreement, the Underwriters have agreed to solicit offers to purchase an aggregate of 67,312 shares (the "Directed Shares") of Common Stock from certain purchasers specified by the Company, including the ESOP, Company directors and officers and persons associated with them. The ESOP will purchase 62,500 of the Directed Shares. No selling concession will be paid by the Company with respect to the Directed Shares.


     The Company has granted a 30-day option to the Underwriters to purchase up to a maximum of 195,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise the option, the Underwriters have agreed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriters do not intend to sell shares of Common Stock to any account over which they exercise discretionary authority.

     The Company and certain of its affiliates have agreed that they will not sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 90 days after the date of the commencement of the offering without the prior written consent of the Underwriters. The Underwriters may from time to time be customers of, engage in transactions with and perform services for the Company or its subsidiaries in the ordinary course of business.

     The Company has agreed to indemnify the Underwriters against, and to contribute to certain losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In general, the rules of the Commission prohibit the Underwriters from making a market in the Common Stock during the "cooling-off" period immediately preceding the commencement of sales in this offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with this offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Common Stock during the "cooling-off" period.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. (the "Commission"), a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted pursuant to the rules of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to or incorporated by reference in the Registration Statement, each statement being qualified in all respects by such reference. Such information is available for inspection without charge at, and copies can be obtained at prescribed rates from, the public reference facilities and regional offices of the Commission referred to below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511, and World Trade Center, 13th Floor, New York, New York 10048; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     THIS PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM: EAGLE BANCSHARES, INC., 4305 LYNBURN DRIVE, TUCKER, GEORGIA 30084-4441, ATTENTION: INVESTOR RELATIONS; (770) 908-6690.


     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") (Commission File No. 0-14379) under
Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended March 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the three months ended June 30, 1995; and (iii) the Company's Quarterly Report on Form 10-Q for the six months ended September 30, 1995. Any financial and per share data and any other statement contained in any such document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the financial and per share data and any other statement contained herein modifies or supersedes such data or statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Long, Aldridge & Norman, Atlanta, Georgia, and for the Underwriters by Holland & Knight, Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1995, and for the year then ended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included or incorporated herein and in the Registration Statement upon the authority of said firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of the Company as of March 31, 1994, and for each of the years in the two-year period ended March 31, 1994, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the fiscal year 1994 and 1993 consolidated financial statements refers to changes in the method of accounting for income taxes and investments.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
AUDITED FINANCIAL STATEMENTS
Report of Independent Public Accountants (Arthur Andersen LLP)........................   F-2
Independent Auditors' Report (KPMG Peat Marwick LLP)..................................   F-3
Consolidated Statements of Financial Condition as of March 31, 1994 and 1995..........   F-4
Consolidated Statements of Income for the years ended March 31, 1993, 1994, and
  1995................................................................................   F-5
Consolidated Statements of Stockholders' Equity for the years ended March 31, 1993,
  1994, and 1995......................................................................   F-6
Consolidated Statements of Cash Flows for the years ended March 31, 1993, 1994, and
  1995................................................................................   F-7
Notes to Consolidated Financial Statements............................................   F-9
UNAUDITED INTERIM FINANCIAL STATEMENTS
Consolidated Statements of Financial Condition as of March 31, 1995 and September 30,
  1995................................................................................  F-28
Consolidated Statements of Income for the three and six month periods ended September
  30, 1994 and 1995...................................................................  F-29
Consolidated Statements of Cash Flows for the six months ended September 30, 1994 and
  1995................................................................................  F-30
Notes to Interim Consolidated Financial Statements....................................  F-31

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Eagle Bancshares, Inc.:

     We have audited the accompanying consolidated statements of financial condition of EAGLE BANCSHARES, INC. (A GEORGIA CORPORATION) AND SUBSIDIARIES as of March 31, 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Eagle Bancshares, Inc. and subsidiaries as of March 31, 1994 and for each of the two years ended March 31, 1994 were audited by other auditors whose report dated April 29, 1994 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Bancshares, Inc. and subsidiaries as of March 31, 1995 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     As discussed in Note 1, effective April 1, 1993, the Company changed its method of accounting for income taxes and effective March 31, 1994, the Company changed its method of accounting for investment securities.

                                          Arthur Andersen LLP

Atlanta, Georgia
May 12, 1995
(except with respect to the
matters discussed in Note 16, as to
which the date is December 21, 1995)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Eagle Bancshares, Inc.:

     We have audited the accompanying consolidated statement of financial condition of Eagle Bancshares, Inc. and subsidiaries as of March 31, 1994 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended March 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eagle Bancshares, Inc. and subsidiaries as of March 31, 1994 and the results of their operations and their cash flows for each of the years in the two-year period ended March 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in notes 1 and 8 to the consolidated financial statements, the Company changed its method of accounting for income taxes to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" on April 1, 1993. As discussed in notes 1 and 2 to the consolidated financial statements, the Company changed its method of accounting for investments to adopt the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" at March 31, 1994.

                                          KPMG PEAT MARWICK LLP

Atlanta, Georgia
April 29, 1994, except with respect
  to the matter discussed in the
  first paragraph of Note 16, as to
  which the date is December 21, 1995

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                            MARCH 31, 1994 AND 1995
                                 (IN THOUSANDS)

                                                                             1994       1995
                                                                           --------   --------
                                    ASSETS
Cash and amounts due from banks..........................................  $  6,194   $  6,214
Interest-bearing deposits................................................     1,664        144
Securities available for sale (Note 2)...................................    20,883     20,939
Investment securities held to maturity, approximate market value of
  $35,561 and $56,701 in 1994 and 1995, respectively (Notes 2 and 7).....    34,683     57,599
Loans receivable held for sale, approximate market value of $23,946 and
  $41,526 in 1994 and 1995, respectively (Note 3)........................    23,641     41,220
Loans receivable, net (Notes 3 and 7)....................................   219,726    303,906
Stock in Federal Home Loan Bank, at cost (Note 7)........................     3,341      5,984
Premises and equipment, net (Note 4).....................................     6,417      8,299
Real estate held for development and sale................................         0      6,620
Real estate acquired in settlement of loans, net.........................       671        615
Accrued interest receivable..............................................     1,721      2,996
Other assets.............................................................     1,444      2,781
                                                                           --------   --------
          Total assets...................................................  $320,385   $457,317
                                                                           ========   ========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits (Note 6)......................................................  $244,297   $286,315
  Advance payments by borrowers for property taxes and insurance.........       954      2,187
  Federal Home Loan Bank advances and other borrowings (Note 7)..........    30,750    119,953
  Deferred income taxes (Note 8).........................................       420        441
  Drafts outstanding.....................................................     9,158     10,778
  Accrued expenses and other liabilities.................................     3,974      4,007
                                                                           --------   --------
          Total liabilities..............................................   289,553    423,681
                                                                           --------   --------
Commitments (Note 3)
Stockholders' equity (Notes 9, 10, and 13):
  Common stock, $1 par value; 10,000,000 shares authorized, 3,324,000 and
     3,389,000 shares issued in 1994 and 1995, respectively..............     3,324      3,389
  Additional paid-in capital.............................................     7,726      8,131
  Retained earnings......................................................    20,795     23,450
  Net unrealized gain on securities available for sale...................       387         46
  Employee Stock Ownership Plan debt (Note 9)............................      (141)       (11)
  Unamortized restricted stock...........................................      (183)      (293)
  Treasury stock, at cost; 301,800 shares in 1994 and 1995...............    (1,076)    (1,076)
                                                                           --------   --------
          Total stockholders' equity.....................................    30,832     33,636
                                                                           --------   --------
          Total liabilities and stockholders' equity.....................  $320,385   $457,317
                                                                           ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               FOR THE YEARS ENDED MARCH 31, 1993, 1994, AND 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     1993      1994      1995
                                                                    -------   -------   -------
Interest income:
  Interest on loans...............................................  $19,371   $21,906   $26,330
  Interest on mortgage-backed securities..........................    5,673     3,135     1,939
  Interest on securities and other interest-earning assets........    2,397     2,488     4,073
                                                                    -------   -------   -------
          Total interest income...................................   27,441    27,529    32,342
                                                                    -------   -------   -------
Interest expense:
  Interest on deposits (Note 6)...................................   11,408    10,006    11,625
  Interest on FHLB advances and other borrowings..................    3,833     2,526     4,006
                                                                    -------   -------   -------
          Total interest expense..................................   15,241    12,532    15,631
                                                                    -------   -------   -------
          Net interest income.....................................   12,200    14,997    16,711
Provision for loan losses (Note 3)................................      630     1,000       643
                                                                    -------   -------   -------
          Net interest income after provision for loan losses.....   11,570    13,997    16,068
                                                                    -------   -------   -------
Other income:
  Mortgage production fees........................................    3,375     6,100     3,236
  Gain on sale of loans...........................................      221       188       891
  Service charges.................................................      349       460       597
  Gain on sale of mortgage-backed securities (Note 2).............      892       959        14
  Miscellaneous...................................................      957     1,543     1,609
                                                                    -------   -------   -------
          Total other income......................................    5,794     9,250     6,347
                                                                    -------   -------   -------
Other expenses:
  Salaries and employee benefits (Note 9).........................    6,287     8,966     9,629
  Net occupancy expense...........................................    1,036     1,494     1,889
  Data processing expense.........................................      484       673       817
  Federal insurance premiums......................................      479       532       607
  Marketing expense...............................................      272       283       387
  Provision for losses on real estate acquired in settlement of
     loans........................................................      489       136        10
  Miscellaneous...................................................    1,979     2,656     2,696
                                                                    -------   -------   -------
          Total other expenses....................................   11,026    14,740    16,035
                                                                    -------   -------   -------
          Income before income taxes, extraordinary item, and
            cumulative effect of change in accounting principle...    6,338     8,507     6,380
Income tax expense (Note 8).......................................    2,269     3,189     2,279
                                                                    -------   -------   -------
          Income before extraordinary item and cumulative effect
            of change in accounting principle.....................    4,069     5,318     4,101
Extraordinary item -- loss related to early extinguishment of
  debt, net of income tax benefit of $261 (Note 7)................        0      (427)        0
Cumulative effect of change in accounting for income taxes (Note
  8)..............................................................        0       320         0
                                                                    -------   -------   -------
          Net income..............................................  $ 4,069   $ 5,211   $ 4,101
                                                                    =======   =======   =======
Primary earnings per share of common stock (Note 14):
  Income before extraordinary item and cumulative effect of change
     in accounting principle......................................  $  1.38   $  1.74   $  1.34
  Extraordinary item, net.........................................              (0.14)
  Cumulative effect of change in accounting principle.............               0.11
                                                                    -------   -------   -------
          Net income..............................................  $  1.38   $  1.71   $  1.34
                                                                    =======   =======   =======
Fully diluted earnings per share of common stock (Note 14):
  Income before extraordinary item and cumulative effect of change
     in accounting principle......................................  $  1.38   $  1.73   $  1.34
  Extraordinary item, net.........................................              (0.14)
  Cumulative effect of change in accounting principle.............               0.11
                                                                    -------   -------   -------
          Net income..............................................  $  1.38   $  1.70   $  1.34
                                                                    =======   =======   =======

 The accompanying notes are an integral part of these consolidated statements.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED MARCH 31, 1993, 1994, AND 1995
                                 (IN THOUSANDS)

                                                                           NET
                                                                        UNREALIZED
                                                                         GAIN IN
                                  COMMON STOCK    ADDITIONAL            SECURITIES  UNAMORTIZED                         TOTAL
                                 ---------------   PAID-IN    RETAINED  AVAILABLE   RESTRICTED   ESOP    TREASURY   STOCKHOLDERS'
                                 SHARES   AMOUNT   CAPITAL    EARNINGS   FOR SALE      STOCK     DEBT     STOCK        EQUITY
                                 ------   ------  ----------  --------  ----------  -----------  -----   --------   -------------
BALANCE AT MARCH 31, 1992, as
    previously reported.........  1,625   $1,625    $7,367    $ 14,655    $    0       $   0     $(252)  $ (1,019)     $22,376
  Effect of two-for-one split
    (Note 16)...................  1,625    1,625        --      (1,625)        0           0         0          0            0
                                 ------   ------  ----------  --------  ----------  -----------  -----   --------   -------------
BALANCE AT MARCH 31, 1992, as
  adjusted......................  3,250    3,250     7,367      13,030         0           0      (252)    (1,019)      22,376
  Purchase of treasury stock
    (13,800 shares).............                                                                              (57)         (57)
  Cash dividends declared ($.20
    per share)..................                                  (590)                                                   (590)
  Principal reduction of ESOP
    debt........................                                                                    25                      25
  Net income....................                                 4,069                                                   4,069
                                 ------   ------  ----------  --------  ----------  -----------  -----   --------   -------------
BALANCE AT MARCH 31, 1993.......  3,250    3,250     7,367      16,509         0           0      (227)    (1,076)      25,823
  Cash dividends declared ($.31
    per share)..................                                  (925)                                                   (925)
  Principal reduction of ESOP
    debt........................                                                                    86                      86
  Issuance of restricted stock
    (30,000 shares) (Note 9)....     30       30       263                              (293)                                0
  Amortization of restricted
    stock (Note 9)..............                                                         110                               110
  Stock options exercised
    (44,000 shares).............     44       44        96                                                                 140
  Net unrealized gain on
    securities available for
    sale........................                                             387                                           387
  Net income....................                                 5,211                                                   5,211
                                 ------   ------  ----------  --------  ----------  -----------  -----   --------   -------------
BALANCE AT MARCH 31, 1994.......  3,324    3,324     7,726      20,795       387        (183)     (141)    (1,076)      30,832
  Cash dividends declared ($.47
    per share)..................                                (1,446)                                                 (1,446)
  Principal reduction of ESOP
    debt........................                                                                   130                     130
  Issuance of restricted stock
    (30,000 shares) (Note 9)....     30       30       308                              (338)                                0
  Amortization of restricted
    stock (Note 9)..............                                                         228                               228
  Stock options exercised
    (35,000 shares).............     35       35        97                                                                 132
  Change in net unrealized gain
    on securities available for
    sale, net of taxes..........                                            (341)                                         (341)
  Net income....................                                 4,101                                                   4,101
                                 ------   ------  ----------  --------  ----------  -----------  -----   --------   -------------
BALANCE AT MARCH 31, 1995.......  3,389   $3,389    $8,131    $ 23,450    $   46       $(293)    $ (11)  $ (1,076)     $33,636
                                  =====   ======  ========     =======  ========    ==========   ======   =======   ==========

 The accompanying notes are an integral part of these consolidated statements.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MARCH 31, 1993, 1994, AND 1995
                                 (IN THOUSANDS)

                                                                   1993       1994       1995
                                                                 --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................................  $  4,069   $  5,211   $  4,101
                                                                 --------   --------   --------
  Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Depreciation, amortization, and accretion.................       588        505        825
     Provision for loan losses.................................       630      1,000        643
     Provision for losses on real estate acquired in settlement
       of loans................................................       489        136         10
     Cumulative effect of change in accounting principle.......         0       (320)         0
     Amortization of restricted stock award....................         0        110        228
     Loss on sale of real estate acquired in settlement of
       loans...................................................        57         67          5
     Gain on sale of mortgage-backed securities................      (892)      (959)       (14)
     Gain on sale of loans.....................................      (221)      (188)      (891)
     Deferred income tax (benefit) expense.....................        49        (18)       241
     FHLB stock dividends......................................      (273)      (179)         0
     Amortization of deferred loan fees........................    (1,164)    (2,325)    (1,883)
     Proceeds from sale of loans receivable held for sale......   277,048    504,079    281,421
     Origination of loans held for sale........................  (286,802)  (504,070)  (299,000)
     Changes in assets and liabilities:
       (Increase) decrease in accrued interest receivable......       149        334     (1,275)
       (Increase) decrease in other assets.....................        37       (669)    (1,739)
       Increase (decrease) in drafts outstanding...............    14,087     (4,929)     1,620
       (Decrease) increase in accrued expenses and other
          liabilities..........................................     1,580        (94)      (187)
                                                                 --------   --------   --------
          Total adjustments....................................     5,362     (7,520)   (19,996)
                                                                 --------   --------   --------
          Net cash (used in) provided by operating
            activities.........................................     9,431     (2,309)   (15,895)
                                                                 --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of securities available for sale...................         0          0     (9,112)
  Proceeds from sale of securities available for sale..........    14,926     14,554      5,123
  Purchases of investment securities held to maturity..........   (12,489)    (2,009)   (30,146)
  Principal payments received on securities available for
     sale......................................................    16,306      7,379      3,396
  Principal payments received on investment securities held to
     maturity..................................................         0      6,745      1,369
  Proceeds from maturities of investment securities held to
     maturity..................................................     1,000      7,324      6,000
  Loan originations, net of repayments.........................    (6,012)   (30,140)   (94,650)
  Purchases of loans receivable................................   (28,684)      (749)    (2,268)
  Proceeds from sale of loans receivable held for sale.........     4,810      1,878     14,988
  Purchases of FHLB stock......................................         0          0     (3,244)
  Redemption of FHLB stock.....................................         0          0        601
  Proceeds from sale of real estate acquired in settlement of
     loans.....................................................       280      1,988        130
  Purchases of premises and equipment, net.....................    (1,664)    (2,315)    (2,526)
  Additions to real estate held for development and sale.......         0          0     (6,620)
                                                                 --------   --------   --------
          Net cash (used in) provided by investing
            activities.........................................   (11,527)     4,655   (116,959)
                                                                 --------   --------   --------

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

                                                                   1993       1994       1995
                                                                 --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in time deposits.....................  $ (3,449)  $ 11,386   $ 48,928
  Net (decrease) increase in demand deposits...................    12,257      4,278     (6,910)
  Increase (decrease) in advance payments from borrowers for
     property taxes and insurance..............................       (55)        96      1,233
  Proceeds from FHLB advances and other borrowings.............    55,600    118,627    250,325
  Repayment of FHLB advances and other borrowings..............   (64,423)  (135,638)  (161,122)
  Principal reduction of ESOP debt.............................        25         86        130
  Stock options exercised......................................         0        140        132
  Purchase of treasury stock...................................       (57)         0          0
  Cash dividends paid..........................................      (590)      (771)    (1,362)
                                                                 --------   --------   --------
          Net cash provided by (used in) financing
            activities.........................................      (692)    (1,796)   131,354
                                                                 --------   --------   --------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...........    (2,788)       550     (1,500)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.................    10,096      7,308      7,858
                                                                 --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR.......................  $  7,308   $  7,858   $  6,358
                                                                 ========   ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH PAID DURING YEAR FOR:
  Interest.....................................................  $ 15,594   $ 12,628   $ 15,155
                                                                 ========   ========   ========
  Income taxes.................................................  $  2,172   $  2,975   $  2,763
                                                                 ========   ========   ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Acquisition of real estate in settlement of loans............  $  3,261   $  4,117   $    486
                                                                 ========   ========   ========
  Loans made to finance sale of real estate....................  $  2,415   $  3,392   $    575
                                                                 ========   ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         MARCH 31, 1993, 1994, AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Eagle Bancshares, Inc. (the "Company") is a unitary savings and loan holding company and owns 100% of Tucker Federal Savings and Loan Association's (the "Association") common stock.

     The Association provides a full range of banking services to individual and corporate customers through its subsidiaries and branches located in DeKalb, Fulton, and Gwinnett Counties of metropolitan Atlanta, Georgia. Additionally, through its Prime Lending Division (now known as Prime Eagle Mortgage Corporation), the Association originates construction loans and residential mortgages in the Augusta and Savannah, Georgia, and Jacksonville, Florida metropolitan areas. The Association is subject to competition from other financial institutions in the markets in which it operates. The Association is federally regulated by the Office of Thrift Supervision ("OTS") and certain other federal agencies. Through Union Hill, LLC, Cobb Woodlawn, LLC, and Hampton Oaks, LP, the Company is also engaged in real estate development activities in the Atlanta metropolitan area.

     The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practice within the savings and loan industry. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of Eagle Bancshares, Inc. and its wholly owned subsidiaries -- Tucker Federal Savings and Loan Association, Eagle Real Estate Advisors, Inc., Union Hill, LLC, Cobb Woodlawn, LLC, and the Association's wholly owned subsidiaries, Eagle Service Corporation and Eagle Asset Recovery Management Services, Inc. All significant intercompany accounts and transactions have been eliminated.

SECURITIES

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at March 31, 1994. Under SFAS No. 115, the Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term; the Company has no investment securities applicable to this classification at March 31, 1994 or 1995. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

     With the adoption of SFAS No. 115, the Company has reported the effect of the change in the method of accounting for investments in debt and equity securities as a separate component of equity, net of income taxes. The unrealized holding gains on securities available for sale, net of income taxes, amounted to $387,000 and $46,000 at March 31, 1994 and 1995, respectively.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities and transfers into trading securities are included in earnings. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings, resulting in the establishment of a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield using the effective interest method and prepayment assumptions. Dividend and interest income is recognized when earned.

     Gains and losses on sales of investment securities are recognized on the settlement date, based on the adjusted cost of the specific security. The financial statement impact of settlement date accounting versus trade date accounting was immaterial.

LOANS RECEIVABLE

     Loans receivable held for investment are stated at their unpaid principal balances less undisbursed portion of loans in process, unearned interest, unamortized discounts and premiums, deferred loan fees, and the reserve for loan losses. Loans held for sale are carried at the lower of cost or estimated market value, as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate basis.

RESERVE FOR LOAN LOSSES

     A provision for loan losses is charged to operations based on management's evaluation of the potential losses in its portfolio. This evaluation considers the estimated value of the underlying collateral, the nature and volume of the portfolio, loan concentrations, specific problem loans, and economic conditions that may affect the borrower's ability to repay and such other factors as, in management's judgment, deserve recognition under existing economic conditions. Loans are charged off to the allowance when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

     Management believes that the reserve for loan losses is adequate and real estate valuations are appropriate. While management uses available information to recognize losses on loans and real estate owned, future additions to the reserve may be necessary based on changes in economic conditions, particularly in the Company's primary market areas. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's reserve for loan losses and real estate valuations. Such agencies may require the Company to recognize additions to the reserve or write down real estate based on their judgments about information available to them at the time of their examination.

LOAN ORIGINATION FEES

     Loan origination fees, net of certain direct origination costs, are deferred and amortized to income over the contractual life of the loan using a level-yield method, adjusted for loan curtailment payments.

MORTGAGE PRODUCTION FEES

     The Association and Eagle Service Corporation, the Association's wholly owned subsidiary, originate conventional and FHA/VA loans, the majority of which are presold to investors with servicing released. Fees received relating to the origination and sale of these loans are included in mortgage production fees in the statements of income when the loans are sold and consist of loan servicing release premiums of approximately $1,800,000, $3,200,000, and $2,300,000 and loan origination and discount points, net of commissions, of approximately $1,575,000, $2,900,000, and $936,000 for the years ended March 31, 1993, 1994, and 1995, respectively.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

STOCK IN FEDERAL HOME LOAN BANK ("FHLB") AND OTHER

     Investment in stock of a FHLB is required of institutions utilizing their services. The investment is carried at cost, since no ready market exists for the stock and it has no quoted market value.

     Eligible savings accounts are insured up to $100,000 by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

     Real estate acquired in settlement of loans is considered held for sale and is carried at fair value adjusted for estimated costs to sell. Such determination is made on an individual asset basis. Any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is treated as a loan charge-off. A provision for estimated losses on real estate is charged to earnings when a subsequent decline in value occurs. The Association has recorded an allowance for estimated losses on real estate acquired in settlement of loans of approximately $119,000 and $49,000 at March 31, 1994 and 1995, respectively. Costs relating to holding properties are charged to operations.

REAL ESTATE HELD FOR DEVELOPMENT AND SALE

     Real estate held for development and sale is carried at the lower of cost or net realizable value. Certain carrying charges, including interest, related to properties under development are capitalized as development costs during the construction period.

PREMISES AND EQUIPMENT

     Premises and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are 15 to 40 years for buildings and improvements and 3 to 10 years for furniture, fixtures, and equipment.

INCOME TAXES

     Effective April 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes," and has reported the cumulative effect of that change in the method of accounting for income taxes in the statement of income for the year ended March 31, 1994. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     In prior years, in accordance with the deferred method of Accounting Principles Board Opinion No. 11, deferred income taxes resulted from the recognition of certain income and expense items in different periods for financial statement and tax reporting purposes using the tax rate applicable for the year of calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in the tax rates.

     The Company files consolidated income tax returns.

RECENT ACCOUNTING PRONOUNCEMENTS

     SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures," will be required to be adopted by the Company during its fiscal year beginning April 1, 1995. SFAS Nos. 114 and 118 require

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES
impaired loans to be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. The Company has not yet determined the actual impact of SFAS Nos. 114 and 118 on its financial statements. However, based on the Company's current accounting policies related to providing for losses on problem loans, the Company's management does not believe that the impact of SFAS Nos. 114 and 118 will be significant to the financial statements.

     In May 1995, the Financial Accounting Standards Board issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 addresses the accounting for purchased and originated mortgage serving rights and is effective for fiscal years beginning after December 15, 1995. The Company's management is currently evaluating the impact SFAS No. 122 will have on its financial statements.

CASH EQUIVALENTS

     Cash equivalents include amounts due from banks and interest-bearing deposits with maturities of three months or less.

RECLASSIFICATIONS

     Certain reclassifications have been made to prior year balances in order to conform with current year financial statement presentations.

2. SECURITIES

     Securities available for sale at March 31, 1994 and 1995 are summarized as follows (in thousands):

                                                                          1994
                                                     -----------------------------------------------
                                                                   GROSS        GROSS      ESTIMATED
                                                     AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                       COST        LOSSES       GAINS        VALUE
                                                     ---------   ----------   ----------   ---------
    Mortgage-backed securities.....................   $17,287      $    0        $624       $17,911
    Equity securities -- preferred stock...........     2,972           0           0         2,972
                                                     ---------   ----------   ----------   ---------
                                                      $20,259      $    0        $624       $20,883
                                                      =======    ========     ========      =======

                                                                          1995
                                                     -----------------------------------------------
                                                                   GROSS        GROSS      ESTIMATED
                                                     AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                       COST        LOSSES       GAINS        VALUE
                                                     ---------   ----------   ----------   ---------
    Mortgage-backed securities.....................   $13,890      $    0        $203       $14,093
    Equity securities -- preferred stock...........     6,975        (226)         97         6,846
                                                     ---------   ----------   ----------   ---------
                                                      $20,865      $ (226)       $300       $20,939
                                                      =======    ========     ========      =======

     The Company sold mortgage-backed securities with a carrying value of approximately $13,595,000 and $5,109,000 during the years ended March 31, 1994 and 1995, respectively, resulting in gross realized gains of approximately $959,000 and $14,000, respectively.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

     Investment securities held to maturity at March 31, 1994 and 1995 are summarized as follows (in thousands):

                                                                          1994
                                                     -----------------------------------------------
                                                                   GROSS        GROSS      ESTIMATED
                                                     AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                       COST        LOSSES       GAINS        VALUE
                                                     ---------   ----------   ----------   ---------
    Mortgage-backed securities.....................   $11,388     $   (128)     $  471      $11,731
    U.S. government and agency obligations.........    17,860         (116)        352       18,096
    Corporate bonds................................     2,463            0         301        2,764
    Other debt securities..........................     2,972           (2)          0        2,970
                                                     ---------   ----------   ----------   ---------
              Total................................   $34,683     $   (246)     $1,124      $35,561
                                                      =======     ========    ========      =======

                                                                          1995
                                                     -----------------------------------------------
                                                                   GROSS        GROSS      ESTIMATED
                                                     AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                       COST        LOSSES       GAINS        VALUE
                                                     ---------   ----------   ----------   ---------
    Mortgage-backed securities.....................   $10,009     $   (157)      $ 39       $ 9,891
    U.S. government and agency obligations.........    24,799         (539)        76        24,336
    Corporate bonds................................    10,376         (211)       209        10,374
    Other debt securities..........................    12,415         (315)         0        12,100
                                                     ---------   ----------   ----------   ---------
              Total................................   $57,599     $ (1,222)      $324       $56,701
                                                      =======     ========    ========      =======

     The amortized cost and estimated market value of securities other than equities at March 31, 1995, by contractual maturity, are as follows (in thousands):

                                                                                    ESTIMATED
                                                                        AMORTIZED    MARKET
                                                                          COST        VALUE
                                                                        ---------   ---------
    Due in one year or less...........................................   $     0     $     0
    Due one to five years.............................................    30,889      30,393
    Due five to ten years.............................................     3,384       3,481
    Due after ten years...............................................    37,216      36,920
                                                                        ---------   ---------
                                                                         $71,489     $70,794
                                                                         =======     =======

     Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

3. LOANS RECEIVABLE

     At March 31, 1994 and 1995, loans receivable are summarized as follows (in thousands):

                                                                         1994       1995
                                                                       --------   --------
    Real estate mortgage loans:
      Fixed rates....................................................  $ 43,100   $ 46,983
      Adjustable rates...............................................    65,419    119,653
    Real estate construction loans...................................   126,754    154,512
    Home equity and second mortgage loans............................    10,701     10,250
                                                                       --------   --------
              Total real estate loans................................   245,974    331,398
                                                                       --------   --------
    Investment in commercial leases..................................    29,364     32,582
    Consumer loans...................................................       729      1,001
    Loans secured by savings.........................................     1,576      1,320
                                                                       --------   --------
              Total loans............................................   277,643    366,301
    Less:
      Undisbursed portion of loans in process........................    52,054     56,780
      Unearned income................................................     1,190        593
      Deferred loan origination fees.................................     1,176      1,547
      Reserve for loan losses........................................     3,349      3,362
      Net discount on loans purchased................................       148        113
                                                                       --------   --------
    Loans receivable, net............................................  $219,726   $303,906
                                                                       ========   ========

     At March 31, 1993, 1994, and 1995, an analysis of the reserve for loan losses is as follows (in thousands):

                                                                    1993     1994     1995
                                                                   ------   ------   ------
    Reserve for loan losses, beginning of year...................  $  892   $2,420   $3,349
    Charge-offs..................................................    (635)    (104)    (684)
    Recoveries...................................................       5       33       54
    Provision for loan losses....................................     630    1,000      643
    Reserve on purchased loans...................................   1,528        0        0
                                                                   ------   ------   ------
    Reserve for loan losses, end of year.........................  $2,420   $3,349   $3,362
                                                                   ======   ======   ======

     Substantially all of the Company's loans held for investment are secured by real estate in Georgia, primarily in the metropolitan Atlanta, Augusta, and Savannah areas and Jacksonville, Florida. A substantial portion of the real estate owned also consists of single-family residential properties and land located in those same markets. Additionally, no single customer accounted for more than 2% of the Company's loans in 1994 or 1995.

     At March 31, 1993, 1994, and 1995, the Company had nonaccrual loans aggregating approximately $2,057,000, $787,000, and $603,000, respectively. The interest income not recognized on these loans amounted to $11,000, $26,000, and $40,000 for the years ended March 31, 1993, 1994, and 1995, respectively.

     The Company was servicing loans for others with aggregate principal balances of approximately $11,863,000, $15,654,000, and $13,271,000 at March 31,
1993, 1994, and 1995, respectively.

     At March 31, 1994 and 1995, the Company had sold approximately $73,734,000 and $40,419,000, respectively, of loans with recourse. The recourse period is three to six months on a substantial majority of these loans. Investors can exercise their recourse option in the event the borrower defaults on the loan during that recourse period. In 1993, 1994, and 1995 the Company has incurred nominal losses from the repurchase of recourse loans.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

     At March 31, 1995, the Company had commitments to originate fixed rate mortgage loans of approximately $3,330,000 and commitments to originate variable rate mortgage loans of approximately $2,394,000, with terms up to 30 years and interest rates ranging from 6.5% to 11%. The Company had commitments to sell mortgage loans of approximately $41,220,000 at March 31, 1995. In addition, the Company is committed to loan funds on unused variable rate lines of credit of approximately $7,093,000 at March 31, 1995. These off-balance sheet commitments represent the unused portion of home equity lines of credit. The Company's policy is to offer these lines where collateral requirements are residential real estate with aggregate loan-to-value ratios of 80% or less.

4. PREMISES AND EQUIPMENT

     At March 31, 1994 and 1995, premises and equipment are summarized as follows (in thousands):

                                                                            1994     1995
                                                                           ------   ------
    Land.................................................................  $1,274   $2,389
    Office buildings and improvements....................................   4,318    5,004
    Furniture, fixtures, and equipment...................................   3,362    4,065
                                                                           ------   ------
                                                                            8,954   11,458
    Less accumulated depreciation........................................   2,537    3,159
                                                                           ------   ------
                                                                           $6,417   $8,299
                                                                           ======   ======

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," and SFAS No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," require that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

CASH AND AMOUNTS DUE FROM BANKS AND INTEREST-BEARING DEPOSITS

     The carrying amount approximates fair value because of the short maturity of these instruments.

SECURITIES

     The fair value of investment and mortgage-backed securities available for sale and held to maturity is estimated based on bid quotations received from securities dealers. As noted in Note 2 to these financial statements, the fair value of securities available for sale and held to maturity is approximately $20,939,000 and $56,701,000, respectively.

LOANS RECEIVABLE

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Association's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.

     Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES
estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

     The following table presents information for loans as of March 31, 1994 and 1995 (in thousands):

                                                           1994                  1995
                                                    -------------------   -------------------
                                                               ESTIMATED             ESTIMATED
                                                    CARRYING     FAIR     CARRYING     FAIR
                                                     AMOUNT     VALUE      AMOUNT     VALUE
                                                    --------   --------   --------   --------
    Real estate mortgage loans:
      Fixed rates.................................  $ 43,100   $ 44,099   $ 46,983   $ 47,159
      Adjustable rates............................    65,419     69,923    119,653    122,734
    Real estate construction loans................   126,754    126,754    154,512    154,512
    Home equity and second mortgage loans.........    10,701      9,685     10,250      9,744
    Investment in commercial leases...............    29,364     29,413     32,582     32,517
    Other loans...................................     2,305      2,326      2,321      2,305
                                                    --------   --------   --------   --------
              Total loans.........................   277,643    282,200    366,301    368,971
    Less:
      Undisbursed portion of loans in process.....    52,054     52,054     56,780     56,780
      Unearned income.............................     1,190        797        593        410
      Deferred loan origination fees..............     1,176      1,029      1,547      1,385
      Reserve for loan losses.....................     3,349      3,349      3,362      3,362
      Net discount on loans purchased.............       148        122        113         72
                                                    --------   --------   --------   --------
    Loans receivable, net.........................  $219,726   $224,849   $303,906   $306,962
                                                    ========   ========   ========   ========

LOANS HELD FOR SALE

     Loans held for sale are carried at the lower of cost or estimated market value, as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate basis as of March 31, 1994 and 1995 (in thousands):

                                                                          1994      1995
                                                                         -------   -------
    Carrying amount....................................................  $23,641   $41,220
                                                                         =======   =======
    Estimated fair value...............................................  $23,946   $41,526
                                                                         =======   =======

DEPOSITS

     Under SFAS Nos. 107 and 119, the fair value of deposits with no stated maturity, such as Negotiable Order of Withdrawal ("NOW") accounts, money market accounts, and passbook accounts, is equal to the amount payable on demand as of March 31, 1994 and 1995. The fair value of certificates of deposit is based on

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES
the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities as of March 31, 1994 and 1995 (in thousands):

                                                            1994                    1995
                                                    ---------------------   ---------------------
                                                    CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                     AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                    --------   ----------   --------   ----------
    NOW accounts..................................  $ 24,609    $  24,609   $ 28,244    $  28,244
    Money market accounts.........................    12,487       12,487     10,836       10,836
    Passbook accounts.............................    52,655       52,655     43,761       43,761
    Time deposits:
      Maturity one year or less...................    81,222       81,900    124,689      127,210
      Maturity greater than one year through two
         years....................................    23,325       23,707     23,830       24,642
      Maturity greater than two years through
         three years..............................    15,147       15,472     17,279       17,718
      Maturity greater than three years...........    34,852       34,777     37,676       38,278
                                                    --------   ----------   --------   ----------
                                                    $244,297    $ 245,607   $286,315    $ 290,689
                                                    ========     ========   ========     ========

FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

     The fair value of the Association's advances from the FHLB and other borrowings is estimated based on the quoted market prices for the same or similar issues or on the current rates for advances and borrowings of the same remaining maturities as of March 31, 1994 and 1995 (in thousands):

                                                                         1994       1995
                                                                        -------   --------
    Carrying amount...................................................  $30,750   $119,953
                                                                        =======   ========
    Estimated fair value..............................................  $30,899   $119,958
                                                                        =======   ========

COMMITMENTS

     The fair value of commitments to extend credit to fund real estate construction and real estate mortgage loans is immaterial at March 31, 1994 and 1995 because their underlying interest rates approximate market.

LIMITATIONS

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Association's entire holdings of a particular financial instrument. Because no market exists for a portion of the Association's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

6. DEPOSITS

     At March 31, 1994 and 1995, deposits are summarized by type and remaining term as follows (dollars in thousands):

                                                                                  WEIGHTED
                                                                                   AVERAGE
                                                                                  INTEREST
                                                                                    RATE
                                                                                 -----------
                                                             1994       1995     1994   1995
                                                           --------   --------   ----   ----
    Demand deposits:
      NOW accounts.......................................  $ 24,609   $ 28,244   1.82%  1.82%
      Money market accounts..............................    12,487     10,836   2.50   2.50
      Passbook accounts..................................    52,655     43,761   2.53   2.53
                                                           --------   --------
                                                             89,751     82,841   2.33   2.28
                                                           --------   --------
    Time deposits:
      Maturity one year or less..........................    81,222    124,689
      Maturity greater than one year through two years...    23,325     23,830
      Maturity greater than two years through three
         years...........................................    15,147     17,279
      Maturity greater than three years..................    34,852     37,676
                                                           --------   --------
                                                            154,546    203,474   5.06   5.93
                                                           --------   --------
              Total deposits.............................  $244,297   $286,315   4.06   4.87
                                                           ========   ========

     Interest expense on deposits is summarized as follows (in thousands):

                                                                 1993      1994      1995
                                                                -------   -------   -------
    NOW accounts..............................................  $   455   $   383   $   484
    Money market accounts.....................................      416       311       300
    Passbook accounts.........................................    1,707     1,435     1,425
    Time deposits.............................................    8,830     7,877     9,416
                                                                -------   -------   -------
                                                                $11,408   $10,006   $11,625
                                                                =======   =======   =======

7. FHLB ADVANCES AND OTHER BORROWINGS

     FHLB advances and other borrowings at March 31, 1994 and 1995 are summarized as follows (in thousands):

                                                                         1994       1995
                                                                        -------   --------
    FHLB advances.....................................................  $30,750   $117,143
    Other borrowings..................................................        0      2,810
                                                                        -------   --------
                                                                        $30,750   $119,953
                                                                        =======   ========

     FHLB advances are collateralized by unencumbered mortgage loans of at least 150% of outstanding advances, approximately $28,902,000 of investment securities and by stock in the FHLB at March 31, 1995. The advances mature at various dates through July 20, 1999. The weighted average interest rate on FHLB advances was 5.76% and 6.77% at March 31, 1994 and 1995, respectively. Maximum short-term borrowings during fiscal years 1995 were $111,170,000.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

     As of March 31, 1995, repayments of FHLB advances and other borrowings for subsequent fiscal years are estimated to be as follows (in thousands):

    1996......................................................................  $109,088
    1997......................................................................     2,165
    1998......................................................................       381
    1999......................................................................       381
    2000......................................................................     7,765
    Thereafter................................................................       173
                                                                                --------
                                                                                $119,953
                                                                                ========

     The Company recorded an extraordinary loss of $427,000, net of income tax benefit of $261,000, relating to the early extinguishment of certain FHLB advances during the year ended March 31, 1994.

8. INCOME TAXES

     As discussed in Note 1, the Company adopted SFAS No. 109 as of April 1, 1993. The cumulative effect of the change in accounting for income taxes was $320,000 as of April 1, 1993 and was reported separately in the statement of income for the year ended March 31, 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.

     Income tax expense is allocated as follows (in thousands):

                                                                1993       1994       1995
                                                               ------     ------     ------
    Income tax expense from continuing operations:
      Current expense:
         Federal.............................................  $2,167     $2,824     $1,843
         State...............................................      53        345        195
                                                               ------     ------     ------
                                                                2,220      3,169      2,038
                                                               ------     ------     ------
      Deferred expense:
         Federal.............................................      45         17        205
         State...............................................       4          3         36
                                                               ------     ------     ------
                                                                   49         20        241
                                                               ------     ------     ------
                                                                2,269      3,189      2,279
    Extraordinary item -- income tax benefit relating to
      early extinguishment of debt...........................       0       (261)         0
                                                               ------     ------     ------
                                                               $2,269     $2,928     $2,279
                                                               ======     ======     ======

     The following is a summary of the differences between the income tax expense as shown in the accompanying financial statements and the income tax expense which would result from applying the federal

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES
statutory tax rate of 34% for fiscal years 1993, 1994, and 1995 to income before income taxes, extraordinary item, and cumulative effect of change in accounting principle (in thousands):

                                                                1993       1994       1995
                                                               ------     ------     ------
    Expected income tax expense..............................  $2,155     $2,892     $2,169
    Increase (decrease) in income taxes resulting from:
      State income taxes, net of federal income tax
         benefit.............................................      38        230        152
      Statutory bad debt deduction...........................    (381)         0          0
      Provision for loan losses..............................     377          0          0
      Other, net.............................................      80         67        (42)
                                                               ------     ------     ------
    Actual income tax expense................................  $2,269     $3,189     $2,279
                                                               ======     ======     ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1994 and 1995 are as follows (in thousands):

                                                                            1994     1995
                                                                           ------   ------
    Deferred tax assets:
      Loans receivable, due to reserve for loan losses...................  $  710   $1,023
      Other..............................................................       0       64
                                                                           ------   ------
              Total gross deferred tax assets............................     710    1,087
                                                                           ------   ------
    Deferred tax liabilities:
      FHLB stock, due to dividends not recognized for tax purposes.......     480      400
      Loans receivable, due to differences in deferred loan fees and
         costs recognition for tax purposes..............................     250      922
      Premises and equipment, due to differences in depreciation methods
         for tax purposes................................................     120      178
      Net unrealized gain on securities available for sale, not
         recognized for tax purposes.....................................     237       28
      Other..............................................................      43        0
                                                                           ------   ------
              Total gross deferred tax liabilities.......................   1,130    1,528
                                                                           ------   ------
    Net deferred tax liability...........................................  $  420   $  441
                                                                           ======   ======

     No valuation allowances for deferred tax assets have been recorded as of March 31, 1994 and 1995, based on management's assessment that it is more likely than not that these assets will be realized. This assessment is based primarily on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible.

     Retained earnings at March 31, 1995 include approximately $3,900,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt reserves for tax computation purposes and is subject to federal income tax in future years if used for purposes other than to absorb bad debt losses.

9. EMPLOYEE BENEFIT PLANS

     Effective April 1, 1989, the board instituted an employee stock ownership plan ("ESOP"). During the year ended March 31, 1992, the Company's ESOP borrowed approximately $269,000 from Eagle Bancshares, Inc. to acquire common stock of the Company on the open market. The note will be repaid principally from the Association's contributions to the ESOP and, accordingly, the note is reflected in the equity section as a reduction from equity. The Association's contribution expense in fiscal years 1993, 1994, and 1995 was approximately $310,000, $584,000, and $569,000, respectively.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

     In connection with the Association's conversion to a federally chartered stock association, the board of directors adopted the Eagle Bancshares, Inc. Stock Option and Incentive Plan ("Option Plan"), pursuant to which options to purchase 10% of the shares of the Company's common stock issued in the conversion can be granted to officers and other full-time employees. The Option Plan also provides for the granting of nonincentive stock options and stock appreciation rights. Information relating to these stock options for the years ended March 31, 1993, 1994, and 1995 is as follows:

                                                  1993             1994               1995
                                             --------------   ---------------   ----------------
    Options outstanding at beginning of
      year.................................         152,000           152,000            156,000
    Options granted........................               0            48,000            156,500
    Options exercised......................               0           (44,000)           (33,000)
                                             --------------   ---------------   ----------------
    Options outstanding at end of year.....         152,000           156,000            279,500
                                               ============     =============     ==============
    Options exercisable at end of year.....         108,000           114,666            100,998
    Option prices per share:
    Options granted during year............           $0.00   $9.75 to $12.13   $11.25 to $12.13
    Options exercised during the year......           $0.00             $3.19              $3.19
    Options outstanding at end of year.....  $3.19 to $4.88   $3.19 to $12.13    $3.38 to $12.13
                                               ============     =============     ==============

     During the year ended March 31, 1994, the Company awarded 30,000 nontransferable restricted shares of the Company's common stock to an officer of the Association. During the year ended March 31, 1995, the Company awarded two officers of the Association 15,000 each, nontransferable restricted shares of the Company's common stock. The market value of the shares at the date of award of $293,000 and $338,000 for the year ended March 31, 1994 and 1995, respectively, is being amortized by charges to compensation expense over the three-year vesting period. Compensation expense related to these awards for the year ended March 31, 1994 and 1995 was $110,000 and $228,000, respectively. The unamortized balance of the awards are included as a deduction from stockholders' equity in the statements of financial condition. Additionally, certain officers of the Company are employed under various employment agreements, expiring over the next three years.

     Also, eligible employees participate in a 401(k) defined contribution plan. The Association's contribution is determined annually by the board of directors and is allocated to participants in the proportion of their compensation to total compensation of participants. The Association's 401(k) contributions in fiscal years 1993, 1994, and 1995 were approximately $30,000, $62,000, and $154,000, respectively.

10. STOCKHOLDERS' EQUITY

     At the time of conversion to a federally chartered stock association, the Association was required by the Federal Savings and Loan Insurance Corporation to establish a liquidation account in an amount equal to its retained earnings determined at December 31, 1985. The purpose of the account is to grant a limited priority claim on the assets of the Association to qualifying depositors ("Eligible Account Holders") as of April 19, 1985. In the event of a future complete liquidation of the Association, each Eligible Account Holder would receive from the liquidation account a liquidation distribution based on his/her share of the then remaining qualifying deposits. This account is reduced annually in proportion to the reduction of eligible savings account balances measured on March 31 of each year.

     The source of funds for payment of dividends by the Company will be dividends paid to the Company by the Association. Without the approval of the OTS, repurchases of capital stock may not be made, nor may cash dividends on capital stock be declared or paid, if the effect thereof would be to cause the Association's net worth to be reduced below (a) the amount required for the liquidation account or (b) the regulatory capital requirements of the OTS. This restriction amounted to approximately $22,500,000 of the Association's

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES
net worth as of March 31, 1995. The Association paid dividends to the Company of approximately $901,000, $1,050,000, and $3,300,000 during the years ended March 31, 1993, 1994, and 1995, respectively.

11. INDUSTRY SEGMENTS

     The Company operates principally in the thrift industry through its wholly owned subsidiary, Tucker Federal Savings and Loan Association. The Company also operates in the mortgage banking industry through the Association's wholly owned subsidiary, Eagle Service Corporation, and its Prime Lending Division, which originates and sells residential mortgages and construction loans. All significant intersegment accounts and transactions are eliminated in consolidation.

     Industry segment information for the years ended March 31, 1993, 1994, and 1995 are presented below (in thousands):

                                                      RETAIL    MORTGAGE
                                                     BANKING    BANKING    ELIMINATIONS   CONSOLIDATED
                                                     --------   --------   ------------   ------------
1993:
  Revenues                                           $ 27,031   $  8,353    $   (2,149)     $ 33,235
  Net income                                            2,303      1,937          (171)        4,069
  Identifiable assets                                 287,947     71,474       (37,824)      321,597
  Capital expenditures, net                             1,626         38             0         1,664
  Depreciation on premises and equipment                  303         31             0           334
1994:
  Revenues                                           $ 26,962   $ 14,465    $   (4,648)     $ 36,779
  Net income                                            2,726      2,889          (404)        5,211
  Identifiable assets                                 287,242     99,188       (66,045)      320,385
  Capital expenditures, net                             2,252         63             0         2,315
  Depreciation on premises and equipment                  498         98             0           596
1995:
  Revenues                                           $ 29,488   $ 15,514    $   (6,313)     $ 38,689
  Net income                                            4,667      2,149        (2,715)        4,101
  Identifiable assets                                 450,159    117,602      (110,444)      457,317
  Capital expenditures, net                             2,291        235             0         2,526
  Depreciation on premises and equipment                  536        108             0           644

     The Company includes construction lending activity and the origination and sale of first mortgage loans in the mortgage banking segment.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

12. FINANCIAL INFORMATION OF EAGLE SERVICE CORPORATION

     The following condensed statements of financial condition as of March 31, 1994 and 1995 and the related condensed statements of income for the years ended March 31, 1993, 1994, and 1995 summarize the financial position and operating results of the Association's wholly owned subsidiary, Eagle Service Corporation:

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                            1994         1995
                                                                           ------       ------
                                                                             (IN THOUSANDS)
                                            ASSETS
Cash.....................................................................  $   77       $   43
Loans held for sale......................................................   7,543        3,512
Other assets.............................................................     646          902
                                                                           ------       ------
          Total assets...................................................  $8,266       $4,457
                                                                           ======       ======
                             LIABILITIES AND STOCKHOLDER'S EQUITY
Notes payable to parent..................................................  $4,502       $1,017
Drafts outstanding.......................................................   1,962        1,677
Accrued expenses and other liabilities...................................     480          434
                                                                           ------       ------
          Total liabilities..............................................   6,944        3,128
                                                                           ------       ------
Stockholder's equity:
  Common stock...........................................................     500          500
  Retained earnings......................................................     822          829
                                                                           ------       ------
          Total stockholder's equity.....................................   1,322        1,329
                                                                           ------       ------
          Total liabilities and stockholder's equity.....................  $8,266       $4,457
                                                                           ======       ======

                         CONDENSED STATEMENTS OF INCOME

                                                                    1993       1994       1995
                                                                   ------     ------     ------
                                                                          (IN THOUSANDS)
Mortgage production fees.........................................  $1,474     $1,969     $1,003
Appraisal and other fees.........................................     196        326        190
Interest income..................................................     551        651        329
Interest on note payable to parent...............................    (394)      (392)      (145)
Other............................................................     (12)       (16)       316
                                                                   ------     ------     ------
          Operating income.......................................   1,815      2,538      1,693
General and administrative expenses..............................   1,422      1,726      1,682
                                                                   ------     ------     ------
          Income before income tax expense.......................     393        812         11
Federal income tax expense.......................................     148        308          4
                                                                   ------     ------     ------
Net income.......................................................  $  245     $  504     $    7
                                                                   ======     ======     ======

13. REGULATORY CAPITAL

     The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 requires institutions to maintain a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% core capital ratio, and an 8% risk-based capital ratio. At March 31, 1995, the Company and the Association met all minimum regulatory capital requirements.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established five capital categories for financial institutions. The thrift regulators adopted regulations defining these five capital categories effective December 1992. Under the new regulations, each thrift will be classified into one of the five categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) based on its level of risk-based capital as measured by Tier 1 capital, total risk-based capital, Tier 1 leverage ratios, and its supervisory ratings. FDICIA defines well-capitalized banks as entities having a total risk-based capital ratio of 10% or higher, a Tier 1 risk-based capital ratio of 6% or higher, and a leverage ratio of 5% or higher. At March 31, 1995, the Association is classified as a well-capitalized institution under the FDICIA regulations.

14. EARNINGS PER SHARE

     Weighted average common and common equivalent shares for the years ended March 31, 1993, 1994, and 1995 are computed as follows :

                                                              1993        1994        1995
                                                            ---------   ---------   ---------
    Primary:
      Weighted average shares outstanding.................  2,948,000   2,968,824   3,059,324
      Common shares assumed outstanding to reflect
         dilutive effect of common stock options..........          0      91,706      41,336
                                                            ---------   ---------   ---------
    Weighted average shares and common equivalent shares
      outstanding.........................................  2,948,000   3,060,530   3,100,660
                                                             ========    ========    ========
    Fully diluted:
      Weighted average shares outstanding.................  2,948,000   2,968,824   3,059,324
      Common shares assumed outstanding to reflect
         dilutive effect of common stock options..........          0      94,368      45,468
                                                            ---------   ---------   ---------
    Weighted average shares outstanding...................  2,948,000   3,063,192   3,104,792
                                                             ========    ========    ========

     The dilutive effect of common stock equivalents on earnings per share is less than 3% for the year ending March 31, 1995; therefore, simple weighted average shares outstanding are used in computing earnings per share.

     See Note 16 where a two-for-one stock split effected as a stock dividend paid on December 21, 1995 is discussed.

15. FINANCIAL INFORMATION OF EAGLE BANCSHARES, INC. (PARENT ONLY)

     Eagle Bancshares, Inc.'s condensed statements of financial condition as of March 31, 1994 and 1995 and related condensed statements of income and cash flows for the years ended March 31, 1993, 1994, and 1995 are as follows:

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                          1994      1995
                                                                         -------   -------
                                                                          (IN THOUSANDS)
    ASSETS
    Cash...............................................................  $ 1,042   $   591
    Investment in subsidiaries.........................................   30,247    31,508
    Other assets.......................................................       39     2,161
                                                                         -------   -------
              Total assets.............................................  $31,328   $34,260
                                                                         =======   =======

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

                                                                          1994      1995
                                                                         -------   -------
                                                                          (IN THOUSANDS)
                             LIABILITIES AND STOCKHOLDERS' EQUITY
    Due to subsidiaries................................................  $   133   $   182
    Other liabilities..................................................      363       442
                                                                         -------   -------
                                                                             496       624
                                                                         -------   -------
    Stockholders' equity:
      Common stock.....................................................    3,324     3,389
      Additional paid-in capital.......................................    7,726     8,131
      Retained earnings................................................   20,795    23,450
      Net unrealized gain on securities available for sale.............      387        46
      ESOP debt........................................................     (141)      (11)
      Unamortized restricted stock.....................................     (183)     (293)
      Treasury stock...................................................   (1,076)   (1,076)
                                                                         -------   -------
              Total stockholders' equity...............................   30,832    33,636
                                                                         -------   -------
              Total liabilities and stockholders' equity...............  $31,328   $34,260
                                                                         =======   =======

                         CONDENSED STATEMENTS OF INCOME

                                                                    1993     1994     1995
                                                                   ------   ------   ------
                                                                        (IN THOUSANDS)
    Interest and other income....................................  $   83   $   31   $    2
    Management fee income........................................     100      100      100
    Equity in undistributed earnings of subsidiaries.............   3,132    4,327      869
    Dividends from subsidiaries..................................     901    1,050    3,300
                                                                   ------   ------   ------
              Total income.......................................   4,216    5,508    4,271
    General and administrative expenses..........................     147      190      170
                                                                   ------   ------   ------
              Income before extraordinary item and cumulative
                effect of change in accounting principle.........   4,069    5,318    4,101
    Extraordinary item...........................................       0     (427)       0
    Cumulative effect of change in accounting for income taxes...       0      320        0
                                                                   ------   ------   ------
    Net income...................................................  $4,069   $5,211   $4,101
                                                                   ======   ======   ======

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                     1993      1994      1995
                                                                    -------   -------   -------
                                                                          (IN THOUSANDS)
Cash flows from operating activities:
  Net income......................................................  $ 4,069   $ 5,211   $ 4,101
  Adjustments to reconcile net income to net cash provided by operating activities:
     Equity in undistributed earnings of subsidiaries.............   (3,132)   (4,327)     (869)
     Cumulative effect of change in accounting principle..........        0      (320)        0
     Amortization of restricted stock award.......................        0       110       228
     (Increase) decrease in other assets..........................       35        (3)     (122)
     Increase in due to subsidiaries..............................       62        88        49
     Increase (decrease) in other liabilities.....................      (45)        2        79
                                                                    -------   -------   -------
          Total adjustments.......................................   (3,080)   (4,450)     (635)
                                                                    -------   -------   -------
          Net cash provided by operating activities...............      989       761     3,466
                                                                    -------   -------   -------
Cash flows from investing activities:
  Loan to Cobb Woodlawn LLC.......................................        0         0    (2,000)
  Capital contribution to Union Hill LLC..........................        0         0      (817)
                                                                    -------   -------   -------
          Net cash used in investing activities...................        0         0    (2,817)
                                                                    -------   -------   -------
Cash flows from financing activities:
  Early extinguishment of debt penalties, net.....................        0       427         0
  Purchase of treasury stock......................................      (57)        0         0
  Cash dividends paid.............................................     (590)     (771)   (1,362)
  Stock options exercised.........................................        0       140       132
  Principal reduction of ESOP debt................................       25        86       130
                                                                    -------   -------   -------
          Net cash used in financing activities...................     (622)     (118)   (1,100)
                                                                    -------   -------   -------
Net (decrease) increase in cash...................................      367       643      (451)
Cash at beginning of year.........................................       32       399     1,042
                                                                    -------   -------   -------
Cash at end of year...............................................  $   399   $ 1,042   $   591
                                                                    =======   =======   =======
Supplemental disclosure of noncash financing activities:
  Dividends declared, not paid....................................  $   148   $   302   $   386
                                                                    =======   =======   =======
  Restricted stock award..........................................  $     0   $   293   $   338
                                                                    =======   =======   =======
  Net (decrease) increase in unrealized gain on securities
     available for sale, net of taxes.............................  $     0   $   387   $  (341)
                                                                    =======   =======   =======

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

16. SUBSEQUENT EVENTS

     All share and per share data have been adjusted to reflect the effect of a two-for-one split of the Common Stock effected in the form of a stock dividend paid on December 21, 1995.

     There is currently proposed as part of the Budget Reconciliation Act of 1995 a one-time assessment on the deposits of institutions which are insured by the SAIF in order to recapitalize SAIF during the first quarter of calendar 1996. It is anticipated that such assessment will be in the amount of from $.80 to $.90 per $100 of SAIF insured deposits at March 31, 1995. If the assessment were levied at $.85 per $100 in SAIF insured deposits, the Bank's earnings would decrease approximately $1.5 million net of tax. Thereafter it is estimated that the level of ongoing premiums paid to the SAIF would be reduced from the Company's current rate of $.23 per $100 of SAIF insured deposits to between $0 and $.04 per $100 of SAIF insured deposits, thereby reducing in future periods the premium payments currently paid by the Bank. Assuming the Company is subject to premiums at the rate of $.04 per $100 of deposits subsequent to the one-time assessment, the annualized premium reduction would be $386,000 net of tax based upon September 30, 1995 deposits.

                             EAGLE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                     MARCH 31, 1995 AND SEPTEMBER 30, 1995
                                 (IN THOUSANDS)

                                                                        MARCH 31,   SEPTEMBER 30,
                                                                          1995          1995
                                                                        ---------   -------------
                                                                                     (UNAUDITED)
                                             ASSETS
Cash and amounts due from banks.......................................  $   6,214     $   9,586
Interest-bearing deposits.............................................        144         7,225
Loans receivable held for sale........................................     41,220        65,572
Investment securities available for sale..............................     20,939        19,767
Investment securities held to maturity................................     57,599        56,022
Loans receivable, net.................................................    303,906       335,348
Stock in Federal Home Loan Bank, at cost..............................      5,984         6,753
Premises and equipment................................................      8,299         9,861
Real estate acquired in settlement of loans, net......................        615           541
Real estate held for development and sale.............................      6,620         8,419
Accrued interest receivable...........................................      2,996         3,350
Other assets..........................................................      2,781         5,749
                                                                        ---------   -------------
          Total assets................................................  $ 457,317     $ 528,193
                                                                        ---------   -------------
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits............................................................  $ 286,315     $ 327,660
  Advance payments by borrowers for property taxes and insurance......      2,187         1,786
  Federal Home Loan Bank advances.....................................    119,953       137,014
  Deferred income taxes...............................................        441           610
  Drafts outstanding..................................................     10,778        20,845
  Accrued expenses and other liabilities..............................      4,007         4,581
                                                                        ---------   -------------
          Total liabilities...........................................    423,681       492,496
                                                                        ---------   -------------
Stockholders' Equity (Note D):
Common stock, $1.00 par value, 10,000,000 shares authorized, 3,389,000
  and 3,414,000 issued in March and September, respectively...........      3,389         3,414
Additional paid-in capital............................................      8,131         8,216
Retained earnings, substantially restricted...........................     23,450        25,000
Net unrealized gain on investment securities..........................         46           357
Employee Stock Ownership Plan (ESOP) debt.............................        (11)           --
Unamortized restricted stock..........................................       (293)         (214)
Treasury stock, 301,800 shares at cost................................     (1,076)       (1,076)
                                                                        ---------   -------------
          Total stockholders' equity..................................     33,636        35,697
                                                                        ---------   -------------
          Total liabilities and stockholders' equity..................  $ 457,317     $ 528,193
                                                                         ========    ==========

                             EAGLE BANCSHARES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
     FOR THE THREE AND SIX MONTH PERIODS ENDED SEPTEMBER 30, 1994 AND 1995
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS
                                                                  ENDED         SIX MONTHS ENDED
                                                              SEPTEMBER 30,       SEPTEMBER 30,
                                                             ----------------   -----------------
                                                              1994      1995     1994      1995
                                                             -------   ------   -------   -------
Interest income:
  Interest on loans........................................  $ 6,085   $9,090   $11,693   $17,466
  Interest on mortgage-backed securities...................      483      419       994       858
  Interest on investment securities and other interest
     earning assets........................................    1,105    1,129     2,020     2,306
                                                             -------   ------   -------   -------
          Total interest income............................    7,673   10,638    14,707    20,630
                                                             -------   ------   -------   -------
Interest expense:
  Interest on deposits.....................................    2,776    4,171     5,430     7,953
  Interest on borrowings...................................      720    1,916     1,167     3,783
                                                             -------   ------   -------   -------
          Total interest expense...........................    3,496    6,087     6,597    11,736
                                                             -------   ------   -------   -------
  Net interest income......................................    4,177    4,551     8,110     8,894
Provision for loan losses..................................      189       54       371        54
                                                             -------   ------   -------   -------
          Net interest income after provision for loan
            losses.........................................    3,988    4,497     7,739     8,840
                                                             -------   ------   -------   -------
Other income:
  Mortgage production fees.................................      851    1,486     1,920     2,551
  Service charges..........................................      153      195       292       352
  Gain on sale of real estate held for development and
     sale..................................................       --      345        --       345
  Gain on sale of loans....................................      535       81       606        81
  Gain on sale of mortgage-backed securities...............       --       --        14        --
  Miscellaneous............................................      401      332       784       753
                                                             -------   ------   -------   -------
          Total other income...............................    1,940    2,439     3,616     4,082
                                                             -------   ------   -------   -------
Other expenses:
  Salaries and employee benefits...........................    2,403    3,047     4,909     5,751
  Net occupancy expense....................................      441      533       896     1,032
  Marketing expense........................................       89      127       175       229
  Federal insurance premium................................      152      169       296       329
  Data processing..........................................      202      339       392       605
  Miscellaneous............................................      735      820     1,332     1,418
                                                             -------   ------   -------   -------
          Total other expenses.............................    4,022    5,035     8,000     9,364
                                                             -------   ------   -------   -------
Income before income taxes.................................    1,906    1,901     3,355     3,558
Income tax expense.........................................      727      641     1,277     1,231
                                                             -------   ------   -------   -------
          Net income.......................................  $ 1,179   $1,260   $ 2,078   $ 2,327
                                                             =======   ======   =======   =======
          Net income per share.............................  $  0.38   $ 0.41   $  0.67   $  0.75
                                                             =======   ======   =======   =======

                             EAGLE BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE SIX MONTH PERIODS ENDED SEPTEMBER 30, 1994 AND 1995
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                                 SIX MONTHS ENDED
                                                                                                   SEPTEMBER 30,
                                                                                               ---------------------
                                                                                                 1994        1995
                                                                                               ---------   ---------
Cash flows from operating activities:
  Net income.................................................................................  $   2,078   $   2,327
  Adjustments to reconcile net income to net cash used in operating activities:
  Depreciation, amortization and accretion...................................................        416         599
  Provision for loan losses..................................................................        371          54
  Provision for losses on real estate owned..................................................         10          --
  Loss (gain) on sale of real estate held for development and sale...........................         --        (345)
  Loss (gain) on sale of real estate acquired in settlement of loans.........................         (7)        (39)
  Gain on sale of loans......................................................................       (606)        (81)
  Gain on sale of mortgage-backed securities.................................................        (14)         --
  Amortization of restricted stock award.....................................................        149          79
  Amortization of deferred loan fees.........................................................       (917)       (814)
  Proceeds from sale of loans receivable held for sale.......................................    172,473     186,729
  Originations of loans held for sale........................................................   (163,389)   (211,000)
  Changes in assets and liabilities:
    (Increase) decrease in accrued interest receivable.......................................       (679)       (354)
    Decrease (increase) in other assets......................................................     (3,517)     (3,173)
    Increase (decrease) in drafts outstanding................................................      3,807      10,067
    Increase (decrease) in accrued expense and other liabilities.............................       (603)        743
                                                                                               ---------   ---------
        Net cash provided by (used in) operating activities..................................  $   9,572   $ (15,208)
                                                                                               ---------   ---------
Cash flows from investing activities:
  Purchase of investment securities available for sale.......................................     (9,112)         --
  Proceeds from sale of investment securities available for sale.............................      5,123          --
  Purchases of investment securities held to maturity........................................    (22,192)         --
  Principle payments received on investments available for sale..............................      2,594       1,183
  Principle payments received on investments held to maturity................................        812       1,659
  Proceeds from maturities of investment securities held to maturity.........................      2,000          --
  Proceeds from maturities of investment securities available for sale.......................         --         464
  Loan originations, net of repayments.......................................................    (43,386)    (30,907)
  Purchases of loans receivable..............................................................     (2,268)         --
  Proceeds from sale of loans receivable.....................................................      2,804          --
  Proceeds from sale of real estate acquired in settlement of loans..........................        516         173
  Purchases of FHLB stock....................................................................         --      (1,048)
  Redemption of FHLB stock...................................................................         --         279
  Purchase of premises and equipment.........................................................     (1,037)     (2,039)
  Additions to real estate held for development and sale.....................................         --      (1,454)
                                                                                               ---------   ---------
        Net cash (used in) provided by investing activities..................................  $ (64,146)  $ (31,690)
                                                                                               ---------   ---------
Cash flows from financing activities:
  Net change in time deposits................................................................  $  15,999   $  44,095
  Net change in demand deposit accounts......................................................      4,932      (2,750)
  Repayment of FHLB advances and other borrowings............................................    (65,471)   (136,545)
  Proceeds from FHLB advances and other borrowings...........................................     96,835     153,606
  Dividends paid.............................................................................       (639)       (775)
  Principal reduction of ESOP debt...........................................................         79          11
  Proceeds from exercise of stock options....................................................         37         110
  Increase (decrease) in advance payments from borrowers for property taxes and insurance....        226        (401)
                                                                                               ---------   ---------
        Net cash (used in) provided by financing activities..................................     51,998      57,351
                                                                                               ---------   ---------
        Net (decrease) increase in cash and cash equivalents.................................     (2,576)     10,453
Cash and cash equivalents at beginning of year...............................................      7,858       6,358
                                                                                               ---------   ---------
Cash and cash equivalents at end of period...................................................  $   5,282   $  16,811
                                                                                               =========   =========
Supplemental disclosure of cash paid during period for:
  Interest...................................................................................  $   6,686   $  11,763
                                                                                               =========   =========
  Income taxes...............................................................................  $   1,490   $     932
                                                                                               =========   =========
Supplemental schedule of noncash investing and financing activities:
  Acquisition of real estate in settlement on loans..........................................  $     203   $     280
                                                                                               =========   =========
  Loans made to finance real estate..........................................................  $     575   $     340
                                                                                               =========   =========

          See accompanying notes to consolidated financial statements

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

A. BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for preparation of the Securities and Exchange Commission Form 10-Q. Accordingly, they do not include all of the information and disclosures required for fair presentation in accordance with generally accepted accounting principles. These financial statements should therefore be read in conjunction with management's discussion and analysis of results of operations and financial condition included in this report and the complete annual report for the year ended March 31, 1995, which has been filed with the Company's most recent Form 10-K. In the opinion of management, all eliminations and normal recurring adjustments considered necessary for fair presentation have been included. Operating results for the three and six month periods ended September 30, 1995, are not necessarily indicative of the results that may be expected during the fiscal year ending March 31, 1996.

B. RECLASSIFICATION OF PRIOR PERIOD AMOUNTS

Certain reclassifications have been made in the Company's financial statements for the prior fiscal period to conform to the classifications used in the financial statements for the current fiscal period.

C. RECENT ACCOUNTING PRONOUNCEMENTS

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan". For fiscal years beginning after December 15, 1994, SFAS No. 114 requires impaired loans to be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. A valuation allowance equivalent to the amount of the impairment is required for all loans determined to be impaired. In October 1994, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," which amends certain requirements of SFAS No. 114 regarding interest income recognition on impaired loans and clarifies related disclosure requirements. SFAS No. 118 is to be implemented concurrently with SFAS No. 114. The Company adopted SFAS No. 114 and SFAS No. 118 on April 1, 1995, and there was no impact to the consolidated financial statements. For further information see the Impaired Loan Schedule in Management's Discussion and Analysis of Financial Condition and Results of Operation.

     The company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115") as of March 1994. In conjunction with the adoption of SFAS No. 115, the Company classified all investments in equity securities and certain mortgage-backed securities as available for sale. Pursuant to SFAS No. 115, the Company has presented such investments and mortgage-backed securities at estimated fair value with the unrealized gain or (losses) on such securities, net of income taxes, disclosed as a separate component of shareholders equity. In October 1995, the Financial Accounting Standards Board ("FASB") voted to allow reclassification of any portion of an enterprises' held-to-maturity debt security portfolio without "tainting". Without this FASB action, "tainting" could cause all held-to-maturity securities to be reclassified as available-for-sale. The decision was made during the FASB's process of issuing the FASB Special Reports, A Guide to Implementation of Statement 115. The Guide clarifies certain aspects of Statement 115, and as a result, the FASB deemed the one-time window as necessary. The reclassification "window" opens concurrent with implementation of the Guide, but no later than December 31, 1995, regardless of an enterprises year end. The Company's management is currently evaluating the impact a one-time reclassification associated with SFAS No. 115 will have on its financial statements.

                    EAGLE BANCSHARES, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

     In May 1995, the Financial Accounting Standards Board issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," as an amendment to SFAS No. 65, "Accounting for Certain Mortgage Banking Activities". SFAS No. 122 addresses the accounting for purchased and originated mortgage servicing rights and is effective for fiscal years beginning after December 15, 1995. SFAS No. 122 requires that a mortgage banking enterprise recognize as a separate asset rights to service mortgage loans for others regardless of whether their servicing rights are acquired through either the purchase or origination of mortgage loans. The statement also requires that the mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based upon the fair value of those rights purchased before adoption of SFAS No. 122. Impairment should be recognized through a valuation allowance. The Company's mortgage banking segment, PrimeEagle Mortgage generates revenues through fees for various services including application and origination as well as through the gain or loss on sale of loans to third parties and from the sale of mortgage servicing rights. Service release premiums are the largest component of mortgage production fees. Fluctuations in the value of servicing rights impact management's decision to retain or sell servicing. SFAS No. 122 does not have an effect on the Company's financial statements as substantially all of its permanent loans are sold on a servicing released basis.

D. SUBSEQUENT EVENTS

     All share and per share data have been adjusted to reflect the effect of a two-for-one split of the Common Stock effected in the form of a stock dividend paid on December 21, 1995.

     There is currently proposed as part of the Budget Reconciliation Act of 1995 a one-time assessment on the deposits of institutions which are insured by the SAIF in order to recapitalize SAIF during the first quarter of calendar 1996. It is anticipated that such assessment will be in the amount of from $.80 to $.90 per $100 of SAIF insured deposits at March 31, 1995. If the assessment were levied at $.85 per $100 in SAIF insured deposits, the Bank's earnings would decrease approximately $1.5 million net of tax. Thereafter it is estimated that the level of ongoing premiums paid to the SAIF would be reduced from the Company's current rate of $.23 per $100 of SAIF insured deposits to between $0 and $.04 per $100 of SAIF insured deposits, thereby reducing in future periods the premium payments currently paid by the Bank. Assuming the Company is subject to premiums at the rate of $.04 per $100 of deposits subsequent to the one-time assessment, the annualized premium reduction would be $386,000 net of tax based upon September 30, 1995 deposits.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
The Company...........................     7
Risk Factors..........................     8
Use of Proceeds.......................     9
Capitalization........................    10
Price Range of Common Stock and
  Dividend History....................    11
Selected Consolidated Financial
  Data................................    12
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................    14
Business..............................    33
Management............................    44
Supervision and Regulation............    47
Description of Capital Stock..........    52
Underwriting..........................    56
Available Information.................    57
Incorporation of Documents by
  Reference...........................    57
Legal Matters.........................    58
Experts...............................    58
Index to Consolidated Financial
  Statements..........................   F-1


------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------
                                1,300,000 SHARES

                             EAGLE BANCSHARES, INC.

                                  COMMON STOCK
                               ------------------

                                   PROSPECTUS

                               ------------------

                            INTERSTATE/JOHNSON LANE


                                 CORPORATION


                                MORGAN KEEGAN &
                                 COMPANY, INC.

                               FEBRUARY 12, 1996


------------------------------------------------------
------------------------------------------------------